This filing is made pursuant to 424(b)(1)

under the Securities Act of 1933

in connection with Registration No. 333-131488

PROSPECTUS

Genius Products, Inc.

21,622,440 Shares of

Common Stock

This prospectus relates to an aggregate of up to 21,622,440 shares of our common stock which may be offered by the selling stockholders identified in this prospectus for their own account. Of such shares, 5,080,001 shares are issuable upon exercise of warrants that we issued to the selling stockholders. Our filing of the registration statement, of which this prospectus is a part, is intended to satisfy our obligations to certain of the selling stockholders to register for resale the shares issued to them and the shares issuable upon exercise of the warrants issued to them. The selling stockholders may sell common stock from time to time in the principal market on which our stock is traded at the prevailing market price or in negotiated transactions.

We will not receive any proceeds from the sale of the shares by these selling stockholders. We will, however, receive proceeds in the event that some or all of the warrants held by the selling stockholders are exercised.

Unless the context otherwise requires, the terms “Genius Products,” “we,” “us,” “our” or the “Company” refer to Genius Products, Inc.

Our common stock is listed on the Over the Counter Bulletin Board under the symbol “GNPI.OB.” The last reported sales price per share of our common stock, as reported by the Over the Counter Bulletin Board on February 14, 2006, was $2.00.

Investing in our common stock involves a high degree of risk.

See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 14, 2006

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information or represent anything not contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains product names, trade marks and trade names of our company and other organizations.

NOTICE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus and any supplement to this prospectus include “forward-looking statements.” To the extent that the information presented in this prospectus discusses financial projections, information or expectations about our business plans, results of operations, products or markets, or otherwise makes statements about future events, such statements are forward-looking. Such forward-looking statements can be identified by the use of words such as “intends”, “anticipates”, “believes”, “estimates”, “projects”, “forecasts”, “expects”, “plans” and “proposes.” Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. These include, among others, the cautionary statements in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. These cautionary statements identify important factors that could cause actual results to differ materially from those described in the forward-looking statements. When considering forward-looking statements in this prospectus, you should keep in mind the cautionary statements in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and other sections of this prospectus. Except as required by law, we do not intend to update our forward-looking statements, whether written or oral, to reflect events or circumstances after the date of this prospectus.

GENIUS PRODUCTS, INC.

We are an entertainment company that produces, publishes and distributes films, videos and music on digital video discs, or DVDs, videos, or VHS, and compact discs, or CDs, under a variety of branded names and non-branded names. Our products are sold at traditional, direct response, mail order and internet retailers nationwide and, to a lesser extent, internationally.

Through our “Branded Distribution Network,” we currently own or have the rights to publish DVDs, VHS and audio CDs under the trademarked brands described in the following table.* These brands include both proprietary and licensed brands. We also offer non-branded DVDs and other products as described below. We intend to continue to build our Branded Distribution Network by developing additional branded products through both internal development and licenses from third parties.

Proprietary DVD/VHS	Licensed DVD/VHS	Licensed Music	Audio
Genius Entertainment®	TV Guide®	Beatrix Potter™	The Twilight Zone™
Wellspring	AMC® Movies	Guess How Much I Love You™	Zero Hour
Movie / TV Classics	AMC Monsterfest™	Curious George®

Baby Genius® *	AMC TV for Movie People™	Spot the Dog™	Proprietary Music
Kid Genius® *	Bazooka®	Raggedy Ann and Andy™	Baby Genius® *
Wee Worship™ *	Hollywood Classics™	Paddington Bear™	Kid Genius® *
	IFILM®	Rainbow Fish™	Wee Worship™ *
	National Lampoon®	The Snowman™	Tranquility
	Sundance Channel Home Entertainment™	The Little Tikes® *
	Spectrum Connections™	Tonka®
	Jillian Michaels	My Little Pony®
	NBC News Presents	Jay Jay the Jet Plane®
The Secret World of Benjamin Bear
Planet X®
Mission Odyssey™
Altair™
Shirley Temple Storybook Collection

*	See Recent Developments below.

On March 21, 2005, we completed the acquisition of American Vantage Media Corporation, or AVMC, a subsidiary of American Vantage Companies, or AVC. The acquisition was completed through an agreement and plan of merger which provided for the issuance to AVC of (i) 7,000,000 shares of our common stock and (ii) warrants to purchase 1,400,000 shares of our common stock, half at an exercise price of $2.56 per share and half at an exercise price of $2.78 per share, plus our assumption of approximately $6.3 million in debt of AVMC. A subsidiary of AVMC is Wellspring Media, Inc., which owns the rights to a substantial film library, as discussed further below.

Corporate Information

We were incorporated in the State of Nevada on January 8, 1996 under the name Salutations, Inc., or Salutations. In September 1997, Salutations acquired all of the outstanding shares of a company called International Trade and Manufacturing Corporation, or ITM, a Nevada corporation founded in 1992. Immediately after the acquisition, Salutations assumed all of the operations and businesses of ITM and changed its name to International Trading and Manufacturing Corporation, or ITMC. In October 1999, we changed our name from International Trading and Manufacturing Corporation to Genius Products, Inc. to reflect our primary business of producing, publishing and distributing audio and video products. On March 2, 2005, we changed our state of incorporation from the State of Nevada to the State of Delaware through a merger with a newly formed subsidiary in Delaware.

Our principal executive offices are located at 740 Lomas Santa Fe, Suite 210, Solana Beach, California 92075, and our telephone number is (858) 793-8840. Our internet address is www.geniusproducts.com. Information contained on our website does not constitute a part of this prospectus.

RECENT DEVELOPMENTS

A. SALE OF BABY GENIUS

On December 31, 2005, we sold to Klaus Moeller, our founder and former Chief Executive Officer, all of our right, title and interest in and to our “Baby Genius”, “Kid Genius”, “Little Tikes” and “Wee Worship” lines of business. We sold to Mr. Moeller all our audio and audiovisual works under those brands, and all related intellectual property, agreements, documents and instruments. Subject to limited exceptions, Mr. Moeller took over our obligations for royalties, advances, reporting requirements, and other obligations relating to talent agreements, producer agreements, and other agreements relating to these properties. The purchase price for this sale was $3 million. On January 5, 2006, Mr. Moeller assigned the rights to these assets and related obligations over to Pacific Entertainment Corporation, a company controlled by Mr. Moeller, Larry Balaban and Michael Meader.

In connection with this sale, we entered into a Distribution Agreement with Pacific Entertainment pursuant to which we were appointed the exclusive distributor of sound or video recordings owned or controlled by Pacific during the term of the Distribution Agreement and consisting of, based on or derived from the Assets. The territory of the Company’s distribution rights is the United States for audiovisual recordings, and Canada for audio-only recordings, including their respective territories and possessions. The term of the Distribution Agreement is five years, subject to earlier termination when the deferred portion of the purchase price for the underlying assets is fully paid to the Company.

B. DECEMBER 2005 PIPE FINANCING

As a condition to the pending Transaction with TWC discussed below, on December 6, 2005 we closed a $32 million private placement financing (the “PIPE”) in which we issued 16,000,000 shares of our common stock at a purchase price of $2.00 per share and five-year warrants to purchase 4,800,001 shares of common stock with an exercise price of $2.40 per share. We intend that these funds will be contributed to the Distributor at the closing of the Transaction with TWC and be used to finance the operations of the Distributor in the future.

We are registering for resale, in the Registration Statement of which this Prospectus forms a part, the common stock issued in the PIPE and the common stock issuable upon exercise of the warrants issued to the investors in the PIPE. In addition, we are registering shares held by Roth Capital Partners, the placement agent for the PIPE, and shares issuable pursuant to the exercise of warrants issued by us in October 2005 in a loan financing.

C. PENDING TRANSACTION WITH THE WEINSTEIN COMPANY

On December 5, 2005, we entered into a Master Contribution Agreement, or Contribution Agreement, with The Weinstein Company LLC, or TWC, in connection with the formation of a new venture to exploit the exclusive U.S. home video distribution rights to feature film and direct-to-video releases owned or controlled by TWC. Under the Contribution Agreement, we have agreed with TWC to form a new business venture (referred to as the “Distributor”) that will operate all of the existing businesses of Genius Products and become the exclusive distributor of digital video discs (“DVDs”) and other forms of home video for certain filmed entertainment products produced by TWC.

The Contribution Agreement provides that, on or prior to the closing, the following events will occur (referred to as the “Transaction”):

•	TWC will enter into the Distribution Agreement with an existing company, which is currently an affiliate of TWC named “The Weinstein Company Holdings LLC”. The Weinstein Company Holdings LLC will then transfer away substantially all of its assets and liabilities, other than the Distribution Agreement, and become the Distributor. Immediately prior to closing the Distributor will be wholly-owned by TWC’s affiliates and investors;

•	The name of the Distributor will be changed to “Genius Products, LLC”;

•	We will contribute substantially all of our existing operations, assets (including cash) and certain of our liabilities to the Distributor in exchange for a 30% equity interest in the Distributor in the form of Class G Units;

•	We will become the managing member of the Distributor, although TWC will have the ability to control us and appoint a majority of our board of directors (as describe further below);

•	The remaining 70% equity interest in the Distributor will be held by TWC’s affiliates and investors, and will take the form of Class W Units in the Distributor. The holders of Class W Units will have the right to require that the Distributor redeem their Units for up to 70% of the outstanding common stock of Genius Products (with such percentage subject to adjustment based on certain events) or, under certain circumstances, cash; and

•	We will amend our Certificate of Incorporation to authorize Series W Preferred Stock and issue to TWC 100 shares of Series W Preferred Stock. These shares will have no material economic value but will immediately give TWC certain control rights over our company, including a 70% voting interest and the right to elect five out of seven directors on our Board of Directors (three of whom must be independent directors).

The following documents will be adopted or executed in connection with the closing of the Transaction:

•	The Distributor will adopt an Amended and Restated Limited Liability Company Agreement (in the form attached as Appendix C to our Proxy Statement dated February 14, 2006 (the “LLC Agreement”));

•	The Distributor will enter into the Distribution Agreement with TWC in the form attached as Appendix D to our Proxy Statement dated February 14, 2006 (the “Distribution Agreement”); and

•	Genius Products will adopt an amended and restated certificate of incorporation in the form attached as Appendix E to our Proxy Statement dated February 14, 2006 (the “Restated Charter”).

The forms of Master Contribution Agreement, LLC Agreement, Distribution Agreement and Restated Charter are each contained in our Proxy Statement dated February 14, 2006, and in Exhibit 10.62 to the Registration Statement of which this Prospectus forms a part.

Following the closing, the Distributor will carry on our existing business, and our primary asset will consist of our 30% equity interest in the Distributor, evidenced by our Class G Units in the Distributor. Since our entire business will be conducted by the Distributor, our current stockholders will only be entitled to benefit from 30% of the net profits, if any, that are generated by the Distributor, including net profits from our existing businesses that we are contributing to the Distributor and from the new business of distributing home video products for TWC’s films. However our management believes that owning a 30% equity interest in the Distributor, with its future prospects as a home video distributor for TWC’s films, is more attractive for our stockholders than owning 100% of Genius Products’ existing business.

Following the closing, Genius Products, Inc. will remain a publicly-traded company and our existing shares of common stock will remain outstanding and held by our public stockholders. Although TWC is not a public company, we do not intend that the Transaction will be part of any “going private” transaction or series of transactions by Genius Products. We will remain a separate company from TWC following the closing, and TWC’s capital will not be available to us.

The following diagram illustrates the structure of the Transaction and the relationships among the parties to the Transaction as of the closing of the Transaction:

Excluded Assets

The assets excluded from the assets to be contributed by Genius Products in the Transaction include, among other things:

•	certain claims, demands, rights or causes of action, and any cash, assets or other property recovered by Genius Products therefrom;

•	any recovery of cash, assets or other property received by Genius Products that represents a return of or on any amounts or obligations previously paid or incurred by Genius Products in connection with the excluded liabilities;

•	benefit plans and contracts of insurance of Genius Products for employee group medical, dental and life insurance plans;

•	all insurance policies of Genius Products, to the extent that the parties mutually agree that any such items should not be transferred to the Distributor, and subject to the obligation of the Distributor to reimburse Genius Products for the costs thereof as provided in a Services Agreement between the parties to the extent that the Distributor receives the benefits of these plans, contracts and policies; and

•	all rights of Genius Products under the Contribution Agreement and the other agreements relating to the Transaction.

Contingent Dividend Right

The Contribution Agreement provides that, within 30 days following the closing of the Transaction or such later time as is practicable, we will issue to our stockholders of record on the date of the closing (to the extent practicable) an instrument (the “Contingent Dividend Right”) entitling the holder to receive from Genius Products cash payments from time to time after the closing solely based on cash received by Genius Products from the exercise or conversion, after the closing of the Transaction, of options, warrants or other convertible securities that were issued and outstanding as of the closing date. These cash payments will only be made when, as and if declared by the board of directors of Genius Products pursuant to a vote of a committee of the board consisting only of directors not appointed by TWC, but we will have no obligation to make or declare such payments.

The LLC Agreement

At the closing of the Transaction, we would become party to the LLC Agreement, which governs the ownership and management of the Distributor. Under the LLC Agreement, Genius Products would be the initial Managing Member of the Distributor, with the power and authority to manage and direct the business and affairs of the Distributor under the terms and conditions of the LLC Agreement. However, TWC will have the ability to control us and appoint a majority of our board of directors, and the LLC Agreement requires that Genius Products obtain TWC’s approval before taking many actions. The LLC Agreement also provides that many content acquisition opportunities must first be presented to TWC before Genius Products may pursue those opportunities.

In addition, the LLC Agreement provides that TWC or its designee will become the Managing Member of the Distributor, instead of Genius Products, if we become insolvent or bankrupt, if we violate the membership interest transfer restrictions in the LLC Agreement or a lender forecloses on a security interest granted with respect to our Class G Units in the Distributor.

Redemption Rights under the LLC Agreement

Under the LLC Agreement, each holder of Class W Units (consisting of TWC’s affiliates and investors) will have the right to require the Distributor to redeem all or a portion of their Class W Units in exchange for new shares of common stock of Genius Products which would give such holders up to 70% of our outstanding common stock after giving effect to the issuance of the new shares (with such percentage subject to adjustment based on certain events) or, under certain circumstances, cash. Although the new shares of common stock would dilute our existing stockholders, we would receive in exchange for our new shares an equivalent pro rata amount of Class W Units in the Distributor (subject to certain adjustments), so that the indirect pro rata interests of our pre-redemption stockholders in the Distributor (our primary operating asset) would remain substantially unchanged.

At the request of the Distributor and with the consent of the holder of Class W Units requesting redemption, the Distributor may deliver cash in lieu of Genius common stock for the redeemed Class W Units. If the Distributor makes this election, the cash redemption price would likely be funded by either existing cash of the Distributor or by the sale by Genius Products of new shares of common stock to investors and the contribution of the cash proceeds to the Distributor by Genius.

Class G Units and Class W Units in the Distributor

At the closing of the Transaction, we will receive Class G Units representing a 30% equity interest in the Distributor as of the closing of the Transaction. We will not acquire any ownership in TWC or any of its affiliates as a result of the Transaction, other than the Distributor. The TWC parties will hold Class W Units in the Distributor following the closing of the Transaction, representing an initial 70% equity interest in the Distributor, which may be increased following the closing if we are required to satisfy our indemnification obligations under the Contribution Agreement. The Class W Units will give the holders a $60 million liquidation preference, which is the right to receive the first $60 million in proceeds resulting from any liquidation of the Distributor before Genius Products receives any of the proceeds. In addition, the Class W Units will be convertible into shares of our common stock after the first anniversary of the closing and are subject to repurchase in certain circumstances.

Restrictions on Competing Transactions

The Contribution Agreement contains customary covenants restricting us prior to the closing from, among other things, soliciting, encouraging or accepting any competing business combination transaction, and our board of directors from withdrawing or modifying its approval or recommendation of the Transaction, subject to the board’s fiduciary obligations.

Restrictions on our Business Following the Closing

Following the closing of the Transaction, we will be required to devote all of our time and business efforts to serving as the managing member of the Distributor and certain other “Genius Permitted Activities” listed in the LLC Agreement. The Distributor’s activities will be limited to the performance of the Distribution Agreement and the conduct of the business currently conducted by us. In addition, we and the Distributor will be required to offer to TWC the opportunity to acquire new content of which we become aware, before we or the Distributor would be permitted to exploit such new content.

Reasons for the Transaction

We are proposing to enter into the Transaction with TWC because we believe that the Transaction is in the best interests of Genius Products and our stockholders. In reaching the decision to approve the Transaction and our entry into the Contribution Agreement and related agreements and documents, our board of directors and a special committee of independent directors considered a variety of factors, including:

•	Current working capital constraints have hindered our progress in taking full advantage of our position in the retail market by impeding our ability to acquire high quality content;

•	TWC currently has rights to over 80 projects in various stages of development resulting from the separation from Disney described above, many of which the Distributor will have the exclusive right to distribute in the United States;

•	The Weinsteins have an established track record as film producers, as demonstrated by their work with Miramax and Disney;

•	TWC is well financed, having raised a total of approximately $1.2 billion to date, including $490 million in equity, a $500 million film securitization and approximately $200 million from other commercial relationships (although none of these funds are expected to be available to the Distributor); and

•	The distribution rights available from TWC present an opportunity to transform our product offering and accelerate our revenue and earnings growth.

Our Directors Following the Transaction

Effective as of the closing of the Transaction, our board of directors will be reconstituted to consist of seven directors, the holders of shares of our Series W Preferred Stock (initially, TWC) will have the right to elect five directors (three of whom at the time of their election must be independent directors) and the holders of our common stock will have the right to elect the remaining two directors. If the Transaction closes, then we expect that one or more of the directors elected by our stockholders at our 2005 annual meeting of stockholders may resign from our board of directors and five individuals selected by the TWC parties will be appointed to the board.

What will happen if the Transaction is not approved?

We will not proceed with the Transaction if it is not approved by our stockholders. In some circumstances, if the Contribution Agreement is terminated, we would become liable for the payment of a $4,000,000 termination fee or reimbursement of expenses. Under the Contribution Agreement, we would be liable for the $4,000,000 termination fee if:

•	Either we or TWC terminates the Contribution Agreement based on our board’s receipt of a superior proposal as defined in the Contribution Agreement;

•	TWC terminates the Contribution Agreement because of our uncured material breach of the Contribution Agreement, which was willful and knowing;

•	TWC terminates the Contribution Agreement under circumstance in which our board of directors changes or does not affirm its approval of this Transaction or approves a competing transaction, or other types of alternative competing transactions are commenced; or

•	Either we or TWC terminates the Contribution Agreement because the closing has not occurred on or prior to April 15, 2006 and (i) a competing transaction proposal is disclosed prior to April 15, 2006 and (ii) within 12 months after such termination we enter into a definitive agreement with the person or group making the competing superior proposal.

In addition, we would be liable for the payment of TWC’s expenses, not to exceed $750,000, if either we or TWC terminates the Contribution Agreement because (i) our stockholders do not approve the Transaction and our proposed amended and restated certificate of incorporation, or (ii) we announce our intention to disclose confidential information of TWC or such information is required to be disclosed. Either party may terminate the Contribution Agreement if the Transaction fails to close by April 15, 2006.

If the Transaction is not completed, we will continue to own the assets that we otherwise would have contributed to the Distributor in connection with the Transaction. However, subject to any stockholder approval requirements under Delaware law, we may engage in one or more alternative transactions with TWC or we may decide to pursue other strategic partners to acquire all or a portion the assets that we otherwise would have contributed in the Transaction.

RISK FACTORS

This investment involves a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks are realized, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

Risks Related To Our Business

We have a history of significant losses, and we may never achieve or sustain profitability.

We have incurred operating losses in every quarter since we commenced operations. As of September 30, 2005, we had an accumulated deficit of approximately $32.2 million. Our net loss for the nine months ended September 30, 2005 was approximately $10.6 million, our net loss for the year ended December 31, 2004 was approximately $6.0 million and our net loss for the year ended December 31, 2003 was approximately $2.7 million. We cannot provide assurances that we will achieve profitability in the future, even after the closing of the Transaction. Our continued operating losses may have a material adverse effect upon the value of our common stock and may jeopardize our ability to continue our operations.

The loss of any of our major customers could harm us.

During the third quarter and the nine months ended September 30, 2005, two customers accounted for 10% or more of gross revenues. Wal-Mart and Anderson accounted for 39% and 13% of net revenues for the third quarter ended September 30, 2005, and 23% and 14% of net revenues for the nine months ended September 30, 2005, respectively. These customers are expected to continue to be the major customers of the Distributor following the closing as a result of the Transaction. The loss of any of these significant customers could have a material adverse effect upon the business of the Distributor and our business, results of operations and financial condition.

Our products are subject to returns.

Major distributors to which we sell have in the past returned significant amounts of products to us if it has not sold in accordance with their expectations or if we have newer versions of the product available. We expect that they will continue to do so in the future and anticipate a certain level of returns, accounting for such when recognizing revenue based upon our historic return rates and estimates of returns based upon new product introduction. If product returns experienced by the Distributor are significantly greater than we anticipate, it will negatively impact our business, results of operations and financial condition and those of the Distributor.

There is a risk that the rate at which our inventory becomes obsolete will exceed our estimated allowances.

Our estimated allowances for obsolete or unmarketable inventory are based upon management’s understanding of market conditions and forecasts of future product demand, all of which are subject to change. If the actual amount of obsolete or unmarketable inventory significantly exceeds our estimated allowances, it could have a material adverse effect upon the business of the Distributor and our business, results of operations and financial condition.

Rapid technological change could render our current products obsolete.

The market for cassettes, CDs, VHS and DVD technology is subject to change. There can be no assurance that over time these technologies will not be affected by competition from another form of information storage and retrieval technology, such as on-line information services. A further strong advance in the technology surrounding cable and satellite that would give consumers access to information and entertainment may limit the expansion of the market for applications based on cassettes, CDs, VHS and DVDs. The replacement of our technology by another information storage and retrieval technology, or the replacement of existing technology by a new technology at a pace too rapid for production adjustments, may also have a material adverse effect on our business, financial condition and results of operations.

Risks Related to our Pending Transaction With The Weinstein Company

The issuance of Series W Preferred Stock in the Transaction will give TWC control over Genius Products. TWC may use its control to take actions that other stockholders believe are not in their best interests or the best interests of Genius Products.

As a result of the Transaction and the related issuance of shares of Series W Preferred Stock in Genius Products, TWC will gain the ability to control Genius Products and to appoint a majority of our board of directors. The Series W Preferred Stock to be issued to TWC will provide TWC at least a majority of the total voting power of our outstanding stock until the interests of the TWC parties and their affiliates in Genius Products or the Distributor falls below 20%. TWC may use its control over Genius Products to cause Genius Products to take actions that other stockholders believe are not in their best interests or the best interests of Genius Products. In addition, the LLC Agreement and the Registration Rights Agreement will provide the TWC parties a right of first negotiation to acquire any additional securities we may wish to issue in a debt or equity financing after the closing, which could result in an increase of their effective control over us.

The anticipated benefits of the Transaction will depend substantially on the success of TWC’s theatrical releases.

Our ability to realize the anticipated benefits of the Transaction with TWC will depend substantially on the performance of TWC’s theatrical releases because the success of home video distribution is generally directly related to how well the applicable film performs at the box office. Neither we nor TWC can predict the box office performance of any of TWC’s motion pictures because box office performance depends primarily upon the public’s acceptance of the motion pictures, which cannot be accurately predicted. The economic performance of a motion picture also depends upon the public’s acceptance of competing films, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

In general, the economic performance of a motion picture is dependent on its domestic theatrical performance, which is a key factor in predicting revenue from other distribution channels, such as home video, and is determined by many factors, including TWC’s ability to produce content and develop stories and characters that appeal to a broad audience, and the effective marketing of the motion picture. If TWC is unable to produce films that gain acceptance from a sufficiently broad audience or to effectively market such films, the commercial success of its films in home video release will be in doubt, which could result in the Distributor not recouping costs or not realizing anticipated profits, which could adversely affect our business, financial condition and results of operations. There are no assurances that TWC will be able to produce, or market effectively, films that will be commercially successful in home video release. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

Our net operating losses carryforwards may be substantially limited as a result of TWC’s redemption rights or other transactions.

Our net operating loss carryforwards through September 30, 2005 were over $30 million for U.S. federal income tax purposes. These losses are subject to substantial annual limitations on their utilization under the Internal Revenue Code. Moreover, the use of such net operating loss carryforwards would be subject to further substantial limitations if there were an “ownership change”, as defined in Section 382 of the Internal Revenue Code, with respect to our stock. Under the limitation, we generally could only use in each taxable year an amount of our net operating losses realized prior to the ownership change equal to our fair market value immediately preceding the ownership change multiplied by the “long-term tax-exempt rate” generally in effect as of the date of the ownership change, with increases for “built-in gains” in assets recognized within five-years of the ownership change. The Internal Revenue Service publishes the long-term tax-exempt rate monthly; the long-term tax-exempt rate for ownership changes occurring in January 2006 is 4.40%. However, to the extent that the utilization of our loss carryforwards is already subject to an annual limitation under the Internal Revenue Code prior to the Transaction, the Transaction would not operate to increase the annual limitation on the utilization of such losses.

An ownership change results, in general, if the percentage of our stock owned by certain persons has increased by more than 50% during a prescribed period. For this purpose, determinations of the percentage of our stock held by any person are made on the basis of value. Pursuant to the LLC Agreement, the TWC parties generally have the right (the “Rights”) to have their Class W Units redeemed, which can be satisfied with our common stock. Under the Rights, the TWC parties could acquire up to 70% of our common stock as of the closing of the Transaction. If the Rights were exercised in full and funded predominantly with our common stock, the resulting acquisition of our common stock by the TWC parties would cause us to experience an ownership change under Section 382 of the Internal Revenue Code. For purposes of determining whether an ownership change has occurred, an option is treated as exercised on the date of issuance if a principal purpose of the issuance or structuring of the option is to avoid or ameliorate the impact of an ownership change and the holder of the option has an ownership interest in the corporation of more than 50%, determined as if the holder had exercised the option. The Internal Revenue Service may contend that a principal purpose of the issuance or structuring of the Rights was to avoid or ameliorate the impact of an ownership change and that an ownership change will therefore result from the issuance of the Rights. Even if the Internal Revenue Service does not contend that the issuance of the Rights results in an ownership change, our net operating losses are already subject to substantial limitation under Section 382 of the Internal Revenue Code and may be subject to further limitation as result of other transactions, such as future issuances of our stock.

Our depreciation deductions for U.S. federal income tax purposes with respect to our assets will be limited as a result of the Transaction.

The LLC Agreement provides that income and deductions of the Distributor, including depreciation deductions, will be allocated among of the members of the Distributor using the “traditional” method prescribed by Treasury regulations. This method requires that when the Distributor has income, gain, loss, or deduction attributable to property contributed to the Distributor or the Distributor’s existing properties revalued upon entry of new members, it must make appropriate allocations to the members to avoid shifting the U.S. federal income tax consequences of any built-in gain or loss in such properties from one member to another member. As a result, it is not likely that we will share in the depreciation or amortization deductions attributable to our assets (or the Distributor’s home video distribution rights under the Distribution Agreement) following the Transaction, which will increase the taxable income (or reduce the loss) attributable to our assets as compared to what our income (or loss) would have been had we not engaged in the Transaction.

There is a risk that Genius Products’ share of the U.S. federal income tax liability of the Distributor will exceed our share of the cash flow from the Distributor.

The U.S. federal income tax on a member’s allocable share of the Distributor’s taxable income may exceed the cash flow distributed to such member from the Distributor. Therefore, it is possible that we may have to use funds from sources other than the Distributor to pay our tax liability. In addition, the gain recognized on a sale of our LLC interest may exceed the cash proceeds from the sale. However, we are not permitted to transfer our LLC interest under the terms of the LLC Agreement.

There is a risk that income and losses of the Distributor could be reallocated.

The Internal Revenue Service could challenge the allocation among the members of the Distributor of income, gains, losses, deductions and credits as lacking substantial economic effect or as not being allocated in accordance with the members’ interests in the Distributor and, therefore, possibly allocate a different share of such items to the members. To the extent that such challenges to the allocation of various items were upheld, the tax treatment of Genius Products’ investment in the Distributor could be adversely affected. In addition, such a reallocation during the life of the Distributor could result in the understatement of income for members which could result in the imposition of interest and penalties.

There is a risk that the Distributor may be required to make disproportionate distributions to the TWC parties.

In general, the Distributor must make distributions to members proportionate to their units. However, there is a risk that the Distributor will be audited resulting in additional taxes, penalties and interest payable by a member with respect to its units. In this event, the Distributor is required to make an additional distribution to such member (or former member following redemption of all of its units) equal to an amount intended to approximate such taxes, penalties and interest. Under this requirement, the TWC parties could receive distributions from the Distributor that are disproportionate to their ownership of the Distributor at the time the distribution is made (although it would have been proportional to their ownership at the time the events giving rise to the tax liability occurred), and could require the Distributor to make payments to them following the redemption of all of their Class W Units. The Distributor generally must follow tax positions on its tax returns advocated by TWC.

The Transaction, if completed, would make it difficult or impossible for another party to acquire Genius Products or otherwise effectuate a change of control without the consent of TWC.

The significant control and financial rights that we intend to grant to TWC in connection with the Transaction would make it difficult or impossible for another party to acquire Genius Products or to otherwise effectuate a change of control without the consent of TWC. Accordingly, acquisitions and other change of control transactions that could increase the value of our stock or otherwise benefit our stockholders may not be possible following the closing of the Transaction for as long as TWC continues to hold its position in our company.

There is a risk that the $60 million liquidation preference to be granted to TWC would eliminate or significantly reduce the proceeds available for distribution to our stockholders in the case of an acquisition or liquidation.

The TWC parties’ ownership of the Class W Units will give the TWC parties’ the right to receive the first $60 million in proceeds resulting from any liquidation of the Distributor, before Genius Products receives any of the proceeds. After payment of this liquidation preference to the TWC parties, there may be little or no proceeds remaining for distribution to our stockholders in the case of an acquisition or liquidation involving Genius Products or the Distributor.

Risks Related To Our Business Following Our Pending Transaction With The Weinstein Company

Following the closing of the transaction with TWC, our business, results of operations and financial condition will depend principally on the success of our relationship with TWC.

Following the closing of our pending transaction with TWC, we anticipate that a substantial majority of our revenues will be derived from the distribution rights accorded to the Distributor under the Distribution Agreement. Our business, results of operations and financial condition will therefore depend principally on the success of the relationship between TWC’s personnel and those of the Distributor (which will consist primarily of our personnel following the closing). Any deterioration in or termination of that relationship would have a material adverse effect on our business, results of operations and financial condition. There can be no assurance that the Distributor will be successful in maintaining and developing its relationship with TWC following the closing.

If the Distributor does not achieve target home video distribution rates for TWC’s films or meet other performance criteria following the closing of the transaction, TWC may terminate the Distribution Agreement, which would have a material adverse effect on our business, results of operations and financial condition.

TWC will have the right to terminate the Distribution Agreement with the Distributor if it does not achieve target home video distribution rates for TWC’s films or meet other performance criteria following the closing of the transaction. We cannot assure you that the Distributor will have the financial and other resources necessary to perform adequately. Accordingly, we are subject to the risk that TWC may terminate the Distribution Agreement, which would have a material adverse effect on our business, results of operations and financial condition.

If we cannot ramp up our operations quickly to accommodate the new business from TWC following the closing of the transaction, our business will suffer.

The integration of the new titles that the Distributor will have the right to distribute under the Distribution Agreement will require significant management attention and expansion of our operations and employee base (which will be operated by the Distributor following the closing). Following the closing, the Distributor must maintain adequate operational, financial and management information systems, and motivate and effectively manage an increasing number of employees and base of operations. Our future success will also depend in part on the Distributor’s ability to retain or hire qualified employees to operate its expanded businesses efficiently.

There is a risk that our business may be adversely affected because we and the Distributor will be required to present content acquisition opportunities to TWC before we may pursue those opportunities.

Subject to limited exceptions, if we or the Distributor are presented with a content acquisition opportunity, then we or the Distributor, as applicable, must present the content acquisition opportunity to TWC and the TWC parties will have the right to engage in the content acquisition opportunity. This requirement significantly restricts our future business opportunities and may have a material adverse effect on our business, results of operations and financial condition.

If we cease to serve as the managing member of the Distributor, then we could become subject to the Investment Company Act of 1940, which could have a material adverse effect on our business.

Our agreement with TWC contemplates that TWC or its designee will become the Managing Member of the Distributor, instead of Genius Products, if we become insolvent or bankrupt, if we violate the membership interest transfer restrictions in the proposed LLC Agreement or a lender forecloses on a security interest granted with respect to our Class G Units in the Distributor. If we cease to serve as the managing member of the LLC, then we could become subject to the Investment Company Act of 1940, which could have a material adverse effect on our business.

The ownership interests of our current stockholders in our business will be significantly diluted as a result of the transaction with TWC.

The issuance to TWC of Series W Preferred Stock will give TWC, immediately following the closing, at least a majority of the total voting power of our outstanding stock. In addition, we will only have a 30% interest in the Distributor, in contrast to the 70% interest in the Distributor to be held by the TWC parties. Accordingly, the ownership interests of our current stockholders in our business will be significantly diluted as a result of the transaction. Furthermore, if TWC or its affiliates redeemed their entire interest in the Distributor for shares of common stock of Genius Products, then the TWC parties would own and have the right to vote at least 70% of our shares of common stock.

TWC’s success depends largely on Robert Weinstein and Harvey Weinstein.

TWC is substantially dependent upon the services of Robert Weinstein and Harvey Weinstein, and, therefore, TWC’s business, results of operations and financial condition could be adversely affected if TWC should lose the services of either of these individuals. TWC has entered into employment agreements with the Weinsteins. However, these agreements cannot assure TWC of the continued services of the Weinsteins. The loss of the services of either of the Weinsteins could have a material adverse effect on TWC’s ability to produce and distribute motion pictures, which could have a material adverse effect on the business, operating results and financial condition of the Distributor and its ability to profit from the sale of home video products. This, in turn, would have a material adverse effect on our business, results of operations and financial condition.

The motion picture industry is rapidly evolving, and recent trends have shown that audience response to both traditional and emerging distribution channels is volatile and difficult to predict. Neither we nor TWC can accurately predict the effect that changing audience demands, technological change or the availability of alternative forms of entertainment may have on our business or the motion picture industry

The entertainment industry in general, and the motion picture industry in particular, continues to undergo significant changes, due both to shifting consumer tastes and to technological developments. Recently, some film distributors have experienced lower-than-expected box office revenues from their theatrical releases. While this is likely due to the combined effect of several independent factors, including a failure on the part of some studios adequately to adjust to the changing expectations of movie audiences, it is also likely that new technologies are also playing a role. These new technologies, such as video-on-demand and Internet distribution of films, have provided motion picture companies with new channels through which to distribute their films. However, accurately forecasting market demand within these new channels has proven challenging.

Our business model is impacted by both theatrical and non-theatrical distribution channels, and therefore could be affected by these recent trends. We cannot accurately predict the overall effect that shifting audience tastes, technological change or the availability of alternative forms of entertainment may have on our business. In addition to uncertainty regarding the growth of the DVD market, we similarly cannot be certain that other developing distribution channels, such as video-on-demand and Internet distribution of films, will attain expected levels of public acceptance or, if such channels are accepted by the public, that we will be successful in exploiting the business opportunities they provide. Moreover, to the extent that these emerging distribution channels gain popular acceptance, it is possible that demand for delivery through DVDs will decrease. Under the proposed Distribution Agreement with TWC, we will not have the right to distribute films from TWC through these other distribution channels.

Following the transaction, the Distributor would assume the financial risk of customers’ nonpayment or delay in payment under the Distribution Agreement, which could have a material adverse effect on our business, results of operations and financial condition.

The Distribution Agreement provides that the Distributor will bear (and will not be entitled to recoup as distribution expenses) all bad debt expense and collection costs. If the bad debt expense and collection costs are significant, then they could have a material adverse effect on the Distributor’s business, results of operations and financial condition, which, in turn, would have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Common Stock

Our common stock has experienced in the past, and may experience in the future, significant price volatility, which substantially increases the risk of loss to persons owning our common stock.

Because of the limited trading market for our common stock, and because of the significant price volatility, stockholders may not be able to sell their shares of common stock when they desire to do so. In 2003, our stock price ranged from a high of $2.45 to a low of $0.72 and, in 2004, our stock price ranged from a high of $2.95 to a low of $1.15. The inability to sell shares in a rapidly declining market may substantially increase the risk of loss as a result of such illiquidity and the price for our common stock may suffer greater declines due to its price volatility.

Our common stock is traded on the OTCBB, which may be detrimental to investors.

Our shares of common stock are currently traded on the Over the Counter Bulletin Board, or the OTCBB. Stocks traded on the OTCBB generally have limited trading volume and exhibit a wide spread between the bid/ask quotation.

Our common stock is subject to penny stock rules which may be detrimental to investors.

Our common stock is subject to Rule 15g-1 through 15g-9 under the Securities Exchange Act of 1934, as amended, which imposes certain sales practice requirements on broker-dealers which sell our common stock to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or an annual income exceeding $200,000 (or $300,000 together with their spouses)). For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. This rule adversely affects the ability of broker-dealers to sell our common stock and purchasers of our common stock to sell their shares of such common stock. Additionally, our common stock is subject to the SEC regulations for “penny stock.” Penny stock includes any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions. The regulations require that prior to any non-exempt buy/sell transaction in a penny stock, a disclosure schedule set forth by the SEC relating to the penny stock market must be delivered to the purchaser of such penny stock. This disclosure must include the amount of commissions payable to both the broker-dealer and the registered representative and current price quotations for the common stock. The regulations also require that monthly statements be sent to holders of penny stock that disclose recent price information for the penny stock and information of the limited market for penny stocks. These requirements adversely affect the market liquidity of our common stock.

USE OF PROCEEDS

This prospectus relates to 21,622,440 shares of our common stock, which may be sold from time to time by the selling stockholders. We will not receive any part of the proceeds from the sale of common stock by the selling stockholders. If all warrants are fully exercised without using any applicable cashless exercise provisions, we will receive $12,046,000 in cash from the warrant holders. Any proceeds received by us from the exercise of the warrants will be used by us for general corporate purposes.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock trades on the OTCBB under the symbol “GNPI.OB.” The market represented by the OTCBB is extremely limited and the price for our common stock quoted on the OTCBB is not necessarily a reliable indication of the value of our common stock. The following table sets forth the high and low bid prices for shares of our common stock for the periods noted, as reported on the OTCBB. Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The last reported sales price per share of our common stock, as reported by the OTCBB on February 14, 2006 was $2.00.

YEAR	PERIOD	HIGH	LOW
Fiscal Year 2004	First Quarter	$2.95	$1.95
	Second Quarter	$2.40	$1.45
	Third Quarter	$2.00	$1.15
	Fourth Quarter	$1.94	$1.34
Fiscal Year 2005	First Quarter	$2.45	$1.45
	Second Quarter	$2.55	$1.71
	Third Quarter	$2.10	$1.41
	Fourth Quarter	$2.61	$1.37

Our common stock is subject to Rule 15g-1 through 15g-9 under the Securities Exchange Act of 1934, as amended, which imposes certain sales practice requirements on broker-dealers who sell our common stock to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouses). For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to the sale.

Stockholders

As of December 31, 2005, we had 60,438,154 shares of common stock issued and outstanding which were held by approximately 340 stockholders of record, including the holders that have their shares held in a depositary trust in “street” name. The transfer agent for our common stock is Interwest Transfer Company, 1981 East 4800 South, Salt Lake City, Utah 84117.

DIVIDEND POLICY

Our board of directors determines any payment of dividends. We have never declared or paid cash dividends on our common stock. We do not expect to authorize the payment of cash dividends on our shares of common stock in the foreseeable future. Any future decision with respect to dividends will depend on future earnings, operations, capital requirements and availability, restrictions in future financing agreements and other business and financial considerations.

BUSINESS OF GENIUS PRODUCTS

Overview

Genius Products is an entertainment company that produces, publishes and distributes films, videos and music on digital video discs, or DVDs, videos, or VHS, and compact discs, or CDs, under a variety of branded names and non-branded names. Our products are sold at traditional, direct response, mail order and internet retailers nationwide and, to a lesser extent, internationally.

Through our “Branded Distribution Network,” we own or have the rights to publish DVDs, VHS and audio CDs under the trademarked brands described in the following table.* These brands include both proprietary and licensed brands. We also offer non-branded DVDs and other products as described below. We intend to continue to build our Branded Distribution Network by developing additional branded products through both internal development and licenses from third parties.

Proprietary DVD/VHS	Licensed DVD/VHS	Licensed Music	Audio
Genius Entertainment®	TV Guide®	Beatrix Potter™	The Twilight Zone™
Wellspring	AMC® Movies	Guess How Much I Love You™	Zero Hour
Movie / TV Classics	AMC Monsterfest™	Curious George®
Baby Genius® *	AMC TV for Movie People™	Spot the Dog™	Proprietary Music
Kid Genius® *	Bazooka®	Raggedy Ann and Andy™	Baby Genius® *
Wee Worship™ *	Hollywood Classics™	Paddington Bear™	Kid Genius® *
	IFILM®	Rainbow Fish™	Wee Worship™ *
	National Lampoon®	The Snowman™	Tranquility
	Sundance Channel Home Entertainment™	The Little Tikes® *
	Spectrum Connections™	Tonka®
	Jillian Michaels	My Little Pony®
	NBC News Presents	Jay Jay the Jet Plane®
The Secret World of Benjamin Bear
Planet X®

Mission Odyssey™

Altair™
Shirley Temple Storybook Collection

*	See Recent Developments below.

On March 21, 2005, we completed the acquisition of American Vantage Media Corporation, or AVMC, a subsidiary of American Vantage Companies, or AVC. The acquisition was completed through an agreement and plan of merger which provided for the issuance to AVC of (i) 7,000,000 shares of our common stock and (ii) warrants to purchase 1,400,000 shares of our common stock, half at an exercise price of $2.56 per share and half at an exercise price of $2.78 per share, plus our assumption of approximately $6.3 million in debt of AVMC. A subsidiary of AVMC is Wellspring Media, Inc., which owns the rights to a substantial film library, as discussed further below.

Recent Developments

Sale of Baby Genius

On December 31, 2005, we sold to Klaus Moeller, our founder and former Chief Executive Officer, all of our right, title and interest in and to our “Baby Genius”, “Kid Genius”, “Little Tikes” and “Wee Worship” lines of business. We sold to Mr. Moeller all our audio and audiovisual works under those brands, and all related intellectual property, agreements, documents and instruments. Subject to limited exceptions, Mr. Moeller took over our obligations for royalties, advances, reporting requirements, and other obligations relating to talent agreements, producer agreements, and other agreements relating to these properties. The purchase price for this sale was $3 million. On January 5, 2006, Mr. Moeller assigned the rights to these assets and related obligations over to Pacific Entertainment Corporation, a company controlled by Mr. Moeller, Larry Balaban and Michael Meader.

In connection with this sale, we entered into a Distribution Agreement with Pacific Entertainment pursuant to which we were appointed the exclusive distributor of sound or video recordings owned or controlled by Pacific during the term of the Distribution Agreement and consisting of, based on or derived from the Assets. The territory of the Company’s distribution rights is the United States for audiovisual recordings, and Canada for audio-only recordings, including their respective territories and possessions. The term of the Distribution Agreement is five years, subject to earlier termination when the deferred portion of the purchase price for the underlying assets is fully paid to the Company.

December 2005 PIPE Financing

As a condition to the pending Transaction with TWC, on December 6, 2005 we closed a $32 million private placement financing in which we issued 16,000,000 shares of our common stock at a purchase price of $2.00 per share and five-year warrants to purchase 4,800,001 shares of common stock with an exercise price of $2.40 per share. We intend that these funds will be contributed to the Distributor at the closing of the Transaction with TWC and be used to finance the operations of the Distributor in the future.

We are registering, in the Registration Statement of which this Prospectus forms a part, the common stock issued in the PIPE and the common stock issuable upon exercise of the warrants issued to the investors in the PIPE.

Transaction with The Weinstein Co

On December 5, 2005, we entered into a Master Contribution Agreement with The Weinstein Company LLC, or TWC, in connection with the formation of a new venture to exploit the exclusive U.S. home video distribution rights to feature film and direct-to-video releases owned or controlled by TWC. Under the terms of the Master Contribution Agreement, at the closing of the transaction we will contribute to a limited liability company, or the Distributor, substantially all of our assets, employees and existing businesses and certain liabilities, and the Distributor will hold a distribution agreement from TWC entitling it to distribute in the United States, and receive a distribution fee on, all filmed entertainment for which TWC owns or controls U.S. home video distribution rights. The Distributor will initially be 70% owned by TWC or its owners and 30% owned by us. Our interest in the Distributor will consist of Class G Units representing a 30% membership interest in the Distributor, and the interest of TWC or its owners will consist of Class W Units representing a 70% membership interest in the Distributor. The 70% interest in the Distributor held by TWC or its owners will be redeemable, at their option at any time from one year after the closing, for new shares constituting up to 70% of the outstanding common stock of Genius Products, after giving effect to the issuance of the new shares, or with their approval, cash.

At the closing of the transaction with TWC, we will also issue to TWC 100 shares of our Series W Preferred Stock. The Series W Preferred Stock will provide TWC or its permitted transferees with (a) the right to elect five of the seven directors on our Board of Directors, (three of whom must be independent directors), (b) majority voting power over other actions requiring approval of our stockholders, and (c) the right to approve certain specified actions. The Series W Preferred Stock will have no rights to receive dividends and minimal liquidation value. On or prior to the closing of the transaction, we expect to amend and restate our Certificate of Incorporation to, among other things, provide for the designation of the Series W Preferred Stock.

Corporate Structure

We were incorporated in the State of Nevada on January 8, 1996 under the name Salutations, Inc., or Salutations. In September 1997, Salutations acquired all of the outstanding shares of a company called International Trade and Manufacturing Corporation, or ITM, a Nevada corporation founded in 1992. Immediately after the acquisition, Salutations assumed all of the operations and businesses of ITM and changed its name to International Trading and Manufacturing Corporation, or ITMC. In October 1999, we changed our name from International Trading and Manufacturing Corporation to Genius Products, Inc. to reflect our primary business of producing, publishing and distributing audio and video products. On March 2, 2005, we changed our state of incorporation from the State of Nevada to the State of Delaware through a merger with a newly formed subsidiary in Delaware.

DVD and VHS Products

Our business is based on a new model for the distribution and marketing of entertainment content, with a shift in emphasis away from the traditional studio model which is content oriented, towards a model which is retailer oriented. Our model focuses on the buying patterns and habits of consumers with specific demographics. As we add more content to our libraries, we intend to acquire, develop or distribute products with credible value and brand them for relevance. We attempt to limit financial exposure through detailed ROI analysis and limited advances and development funds. We also utilize our “Branded Distribution Network,” which is a specialized distribution strategy with broad access to retail outlets. We also employ state of the art merchandising methods, an effective supply chain and a scaleable infrastructure with low content and production costs.

Our products are sold in retail outlets nationwide under well-known brands, including AMC, TV Guide, IFILM, Sundance Channel Home Entertainment, Bazooka, National Lampoon, Baby Genius and Wellspring.

We primarily sell entertainment products in the following segments:

1. Independent Films

2. Classics

3. Family

4. Comedies

5. Lifestyle

6. Special Interest

7. Health and wellness

We intend to continue to expend additional resources on producing, distributing and acquiring relevant content to support our Branded Distribution Network. We intend to continue to acquire rights to film and television libraries and/or enter into distribution agreements with new content suppliers. Our acquisition of AVMC and its Wellspring library gives us a substantial library of high quality content consisting of over 750 feature films and documentaries and 800 short films. We believe this acquisition will drive value in the independent film niche, and the lifestyle, special interest and health and wellness segments.

CD and Other Products

Proprietary Children Music

In September 1998, we developed a line of classical music CDs and cassettes for children under the Baby

Genius brand name. Certain published reports at the time indicated that classical music could play an important positive role in a child’s intellectual development. We publish, distribute and license a line of musical CDs under the Baby Genius brand name which come in three series: Classical, Instrumental and Vocal. We currently have 23 titles in our Baby Genius music catalog. The CDs are sold individually, in 2-packs and in 3-packs. They are endorsed by Public Radio Music Source and Minnesota Public Radio, or MPR, a subsidiary of Minnesota Communications Group, or MCG. MCG funded a portion of the Baby Genius development costs and has been instrumental in assisting us to obtain classical music licenses. MPR and MCG are both current stockholders and continue to work with us on music licensing and production.

In 2003, we introduced the first two Kid Genius titles. While Baby Genius products are developed for children up to the age of three, Kid Genius music is targeted for children ages three to seven. In 2003 we also introduced the Wee Worship branded line of Christian music for children. We have eight titles in this line.

As disclosed above under “Business of Genius Products—Recent Development,” we recently sold the “Baby Genius” and “Kid Genius” lines of business. We intend to continue to distribute these products.

Licensed Children’s Music

We have focused on developing, producing and acquiring the music rights to quality children’s entertainment and toy brands. In addition to developing our own Genius brand-name products, we obtained licenses for the audio and/or video rights for established third-party properties. Since 2003, we have introduced many licensed music properties, including My Little Pony, Tonka, Jay Jay the Jetplane, Guess How Much I Love You, Rainbow Fish, Curious George, Paddington Bear, Raggedy Ann and Andy, The Snowman and Spot. We also license the Baby Genius brand to third-party companies for a variety of products, including books.

Interactive Listening Station Music

In November of 2004, we launched two different interactive music programs: Hits and Lifestyles. Hits music focuses on major label artists from the 60’s, 70’s, 80’s and 90’s. Lifestyles music genres include categories such as classical, instrumental, contemporary, new age, world and seasonal. Both the Hits and Lifestyles programs have a fixture in the store dedicated solely to music. This fixture allows the customer to sample each title, by allowing them to touch a panel on the fixture and hear a 60 second preview of each CD featured on the unit. We intend to expand this segment of our business.

Distribution

We utilize a distribution facility located centrally in Atlantic, Iowa. We sell our products directly to retailers and through key select distribution companies. We have excellent relationships with retailers nationwide and are a direct supplier to nearly every major retailer or major distributor that carries video and/or music products. We have distribution in approximately 25,000 retail locations. Our products can be found at retail outlets nationwide, including mass retail stores such as Target, Wal-Mart, Kmart, Meijers, ShopKo, Costco and Sam’s Club; children’s toy stores such as Toys R Us and Babies R Us; music and video stores such as Best Buy and Circuit City; bookstores such as Borders and Barnes & Noble; internet retailers such as Amazon.com and Netflix and other non-traditional outlets.

We have entered into distribution agreements with companies located in the United States, Canada, the Philippines, Singapore and Hong Kong. In each of these instances, we receive licensing fees for the licensed products that are produced and sold by the licensees. These products include proprietary music and video products in certain countries and products developed by the licensees for sale that utilize Genius Products brand names and marks. We have also engaged licensing agents to assist us in licensing broadcast rights for our proprietary music and video products. While we hope to enter into relationships with other domestic and international distributors, there can be no assurance that we will do so or, if we do enter into any such relationships, that they will be profitable.

Marketing and Sales

Our marketing and sales strategies are designed to support the sale of products for the retail, Internet and licensing components of our business. We use what we consider to be innovative and relatively low-cost marketing techniques, including public relations, promotional programs, in-store advertising programs and cross-marketing with customers of our strategic partners which are useful for marketing purposes but do not generate revenues directly. We continue to exhibit our products at select industry trade shows. Our new products are marketed to our existing mass-market retail customers through our existing distribution channels.

We own the majority of our vocal and instrumental music content. We have built a considerable catalog of royalty-free children’s music that allows us to use low-cost music for most of our audio products.

During the nine months ended September 30, 2005, two customers accounted for 10% or more of net revenues. Walmart and Anderson Merchandisers accounted for 22.8% and 13.5% of net revenues, respectively. Our two largest customers in 2004, Target Corporation and Dollar Tree Stores, Inc., accounted for 27% and 26% of our net revenues, respectively. Our two largest customers in 2003, Anderson Merchandising and Target Corporation, accounted for 33% and 18% of our net revenues, respectively. In 2002, our two largest customers were Books are Fun and Home Shopping Network, accounting for 31% and 17% of net revenues, respectively.

Trademarks and Licenses

Trademarks

We use multiple trademarks to distinguish our products, including Genius Entertainment and Hollywood Classics. In addition, our recently acquired subsidiaries American Vantage Media and Wellspring Media have a portfolio of trademarks that they use to distinguish and protect their films and related products. These and other trademarks are the subject of registrations and pending applications filed by us for use with a variety of products and other content, and we have an active program to expand our usage and registration of trademarks. We regard our rights in and to our trademarks and materials as valuable assets in the marketing of our products and vigorously seek to protect them against infringement and denigration by third parties.

Third-Party Licenses

A substantial portion of our business is dependent upon licenses that we obtain from third parties relating primarily to entertainment content, such as film, video and music. We also license the right to use well-known brands that we associate with our products, such as TV Guide, AMC and Hollywood Classics. In addition, the Wellspring film library that we recently acquired includes a large number of third-party licenses to films and documentaries in the library.

In September 2003, we executed a license agreement for the exclusive right to distribute worldwide a majority of Falcon Picture Group’s audio and video products, with AMC and TV Guide branded DVD movie and television collections in the United States and Canada. This license agreement calls for a royalty to be paid on the sales of the video and audio products.

We license our classical music from Naxos of America, Inc. The various license agreements we have with Naxos terminate upon the expiration of the copyright of the music that is held by Naxos, or upon our discontinuation of the product line. We also pay royalties to other parties for selected songs that were chosen for inclusion in our products.

Also as discussed above, we have entered into licensing agreements to develop, manufacture and distribute music CDs in association with the licenses Guess How Much I Love You, Rainbow Fish, Curious George, Paddington Bear, Raggedy Ann and Andy, The Snowman, Spot, Beatrix Potter, My Little Pony, Little Tikes and Tonka. These agreements call for a royalty to be paid on all related music sales. Ownership of the music we create for these products becomes the property of the licensor.

Suppliers and Compliance with Environmental Laws

We are able to obtain our CDs, videos and DVDs from a variety of suppliers. These items are readily available, and we would not expect our production to be seriously affected by the failure of any one supplier. We are not aware of any environmental laws that affect our business.

Internet Business

Consumers who visit our retail website at www.geniusproducts.com can purchase our music and video products directly from us. We are also creating a business-to-business section that will allow smaller independent retailers to order our products for resale in their stores. We believe that a continued Internet presence is desirable because it aids in consumer sales, business-to-business sales and name recognition and, in doing so, assists our retail business.

Competition

The retail and Internet markets for entertainment products, including cassettes, CDs, videos and DVDs, are highly competitive. We face significant competition with respect to the number of products currently available, pricing and in securing distribution at retail outlets. The costs of entry into the retail and Internet markets for competitive products are low, and there are no significant barriers to entry. There are many companies who could introduce directly competitive products in the short term that have established brand names, are better funded, have established distribution channels and have greater resources than us.

These established companies include Disney, Fox, Paramount, Sony, Time-Warner, Lionsgate and more. Within the category of children’s music, established competitors include Disney, Kid Rhino, Madacy, Music for Little People, St. Clair, Direct Source, Twin Sisters, Great American Audio, Razor & Tie and more. Within the category of videos for children, established competitors include the Baby Einstein and Winnie-the-Pooh series by Disney Home Video, Barney series by HIT Entertainment, Dr. Seuss series by Fox Home Entertainment, Little Bear series by Paramount Home Video, Paddington Bear series by Time-Life, Sesame Street series by Sony Wonder, Teletubbies and Boohbah series by PBS Home Video/Paramount, Madeleine, The Jungle Book, The Little Mermaid, Fisher Price, Leapfrog, Brainy Baby and So Smart.

Employees

We currently have 78 full time employees and 7 part time employees. None of our employees are represented by an organized labor union. We believe our relationship with our employees is good, and we have never experienced an employee-related work stoppage.

Facilities

In November 2003, we entered into a sublease agreement for a 5,603 square foot facility located in Solana Beach, California, which we use as our principal executive offices. This sublease is for a five-year term which commenced in January 2004. Our monthly rent for this space is as follows:

MONTH OF TERM	AMOUNT
1-12	$11,206
13-24	$11,598
25-36	$12,001
37-48	$12,421
49-60	$12,856

In addition to the monthly rent, we will pay for increases in common area expenses over the base year of 2004. We also have the option to extend the lease for an additional five-year period.

We lease approximately 7,500 square feet of office space in Santa Monica, California on a month-to-month basis. Our monthly rent for this space is currently approximately $16,000.

On December 31, 2003, we entered into a sublease arrangement with the Meader Family Limited Trust, a related party, under which we rent a portion of a warehouse facility (approximately 8,000 square feet) in Atlantic, Iowa, for a monthly rent of $2,900. This centrally located facility is used to distribute our products to certain customers. The lease expires in December 2007.

Also on December 31, 2003, we entered into a sublease arrangement with Ekelund Properties, LLC, a related party, under which we rent sales offices (approximately 1,300 square feet) in Excelsior, Minnesota, for a monthly rent of $1,200. This lease expired in January 2005.

On October 15, 2004, we entered into a sublease agreement for a 1,670 square foot facility located in Bentonville, Arkansas. This sublease has a term of 5 years and expires in October 2009. The monthly rent for this facility is $1,879 with an annual increase of 3 percent.

We believe that these facilities are adequate for our immediate future. However, as we have recently completed a major acquisition, we will be reviewing our space needs as a part of the integration process and may likely keep an office in New York City.

Legal Proceedings

Except as described below, we are not a party to any legal or administrative proceedings, other than routine litigation incidental to our business that we do not believe, individually or in the aggregate, would be likely to have a material adverse effect on our financial condition or results of operations.

Wellspring

On March 21, 2005, we completed our acquisition of American Vantage Media Corporation and its subsidiary, Wellspring Media, Inc. On or about March 14, 2005, a complaint was filed in U.S. Bankruptcy Court for the District of Delaware against Wellspring requesting a judgment in excess of $3,000,000. The complaint was filed by the Chapter 7 Trustee of the Winstar Communications, Inc. Estate. The details of this matter are discussed below.

In September 2001 (prior to the acquisition of Wellspring by AVMC), Winstar (or its predecessor) sold a subsidiary, Winstar TV & Video, to Wellspring in exchange for $2,000,000 in cash and a promissory note in the amount of $3,000,000. The merger agreement provided that in the event the working capital of Winstar TV & Video was determined to be less than $3,000,000 at the closing of the merger, the sole remedy of Wellspring was a reduction in the principal amount of the promissory note by the difference between $3,000,000 and the actual amount of the working capital. The accountants for Wellspring determined that at the time of the closing of the merger, Winstar TV & Video had a working capital deficit. Based upon this determination and the provisions of the merger agreement, Wellspring determined that the amount due under the promissory note should be reduced to zero, and as a result no payment was made. On November 30, 2001, Wellspring informed Winstar of its determination regarding the working capital deficit, and Winstar subsequently advised Wellspring that it disputed the determination. Since 2001, Wellspring and Winstar have engaged in discussions in an effort to settle the dispute over the working capital calculation, but no settlement has been reached.

We have not been involved in these matters until only recently, and so have not had an opportunity to evaluate the merits of Winstar’s claims or determine whether Wellspring has meritorious defenses. However, we believe that, if an adverse judgment against Wellspring occurs or an adverse settlement is reached, our subsidiaries Wellspring and AVMC will be entitled to full indemnification against any such losses by the initial owners of Wellspring (prior to AVMC), and we will be entitled to indemnification by American Vantage Companies. However, if the outcome of this litigation is adverse to us and we are required to pay significant monetary damages that are not indemnified by others, our financial condition and results of operations will likely be materially and adversely affected.

Falcon Picture Group

In October, 2005, we commenced litigation against Falcon Picture Group, LLC (“Falcon”) in the Superior Court of San Diego County, Case No. GIN047884 seeking damages of $975,000 arising out of Falcon’s breach of the license agreement. In October, 2005, Falcon commenced litigation against Genius in the Circuit Court of Cook County, Illinois, Case No. 05H16850 (the “Illinois Proceeding”), based upon allegations, among other things, that Genius breached the terms of a license agreement by refusing to pay certain royalties to which Falcon supposedly was entitled. Falcon seeks a damages award of approximately $83,332 subject to proof at trial. Falcon further alleges that as a result of Genius’ purported default under the license agreement, Falcon is entitled to a judgment declaring the license agreement to have been lawfully terminated. Although Genius has not yet responded to the complaint in the Illinois Proceeding, Genius plans to vigorously defend against the allegations thereof.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected summary historical financial data of Genius Products. The information presented below is derived from our audited financial statements as of December 31, 2000, 2001, 2002, 2003 and 2004 and our unaudited financial statements as of September 30, 2004 and 2005. This information is only a summary. You should read it together with our historical financial statements and accompanying notes contained elsewhere in this Proxy Statement. Historical results are not necessarily indicative of future results.

	YEAR ENDED DECEMBER 31,					NINE MONTHS ENDED (unaudited)
	2000	2001	2002	2003	2004	2004	2005
Statement of Operations data:
Net revenues	$1,344,016	$1,348,768	$2,143,700	$3,068,506	$16,629,932	$10,206,403	$14,783,979
Total costs of revenues	1,042,856	645,043	1,591,547	2,149,510	13,893,434	7,723,133	13,501,019
Operating expenses
Product development	522,804	335,984	384,883	428,465	956,521	624,093	720,975
Sales and marketing	566,805	414,897	382,465	1,020,860	2,166,785	1,596,391	1,687,062
General and administrative	1,818,083	2,285,976	2,536,878	2,081,651	5,107,547	2,865,246	6,579,977
Restructuring[1]	—	—	—	—	—	—	2,745,422

Total costs and expenses	3,950,548	3,681,900	4,895,773	5,680,486	22,124,287	12,808,863	25,234,455
Loss from operations	(2,606,532)	(2,333,132)	(2,752,073)	(2,611,980)	(5,494,355)	(2,602,460)	(10,450,476)
Interest expense and other, net	(25,160)	(93,100)	(35,209)	(129,896)	(551,013)	(440,178)	(158,763)
Loss before provision for income taxes	(2,631,692)	(2,426,232)	(2,787,282)	(2,741,876)	(6,045,368)	(3,042,638)	(10,609,239)
Provision for income taxes	(1,600)	(800)	(800)	(800)	(800)	(800)	(17,150)

Net loss	$(2,633,292)	$(2,427,032)	$(2,788,082)	$(2,742,676)	$(6,046,168)	$(3,043,438)	$(10,626,389)

Basic and diluted net loss per common share	$(0.80)	$(0.48)	$(0.20)	$(0.16)	$(0.25)	$(0.13)	$(0.28)

Basic and diluted weighted average common shares	3,304,868	5,016,717	13,838,743	17,574,405	23,826,584	23,364,187	37,767,552

	DECEMBER 31,					SEPTEMBER 30,
	2000	2001	2002	2003	2004	2004	2005
Balance Sheet data:
Cash and cash equivalents	$54,928	$27,998	$745,993	$941,332	$1,223,881	$3,011,363	$331,313
Total assets	917,008	894,612	2,283,029	5,575,128	12,996,166	13,397,426	46,674,832
Redeemable common stock	473,860	499,450	465,777	490,932	395,172	390,347	409,646
Total shareholders’ equity	$(695,213)	$(701,384)	$1,053,360	$2,722,554	$4,431,860	$7,350,415	$30,210,223

[1]	As disclosed in the Form 10-Q that we filed on November 14, 2005, during the quarter ended September 30, 2005, Genius Products executed a restructuring plan for the purpose of reorganizing its executive management team and terminating an exclusive agreement with a financial advisor.

PRO FORMA FINANCIAL INFORMATION FOR

PENDING TRANSACTION WITH THE WEINSTEIN COMPANY

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following tables present the unaudited pro forma consolidated financial information of Genius Products and its subsidiaries, adjusted to give effect to the proposed Transaction with TWC. The unaudited pro forma consolidated financial information should be read in conjunction with, and is qualified in its entirety by reference to, Genius Products’ consolidated financial statements and the notes thereto and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, each of which is included elsewhere in this Prospectus.

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2004 and the nine months ended September 30, 2005 gives effect to the Transaction as if it had occurred as of January 1, 2004. The unaudited pro forma consolidated balance sheet as of September 30, 2005 gives effect to the Transaction as if it had occurred as of December 31, 2004. The pro forma adjustments are described in the accompanying notes and are based upon available information and certain assumptions that management believes are reasonable. The pro forma financial information does not purport to represent what the results of operations or financial condition of Genius Products actually would have been had the Transaction occurred on such dates or to project its results of operations or financial condition for any future date or period.

GENIUS PRODUCTS, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2004

	Historical	Pro Forma Adjustments	Pro Forma
Revenues:
Video and DVD	$15,967,711	$—	$15,967,711
Theatrical	—		—
Audio	2,946,237		2,946,237
Royalties, licensing, distribution and other	420,299		420,299

Gross revenues	19,334,247	—	19,334,247

Sales returns, discounts and allowances	(2,704,315)	—	(2,704,315)

Net revenues	16,629,932	—	16,629,932

Costs and expenses
Cost of revenues:
Video and DVD	11,722,315		11,722,315
Theatrical	—		—
Audio	1,235,851		1,235,851
Amortization of production masters and film library	681,404		681,404
Warehouse expense and other	253,864		253,864

Total cost of revenues	13,893,434	—	13,893,434

Gross profit	2,736,498	—	2,736,498

Operating expenses:
Product development	956,521		956,521
Sales and marketing	2,166,785		2,166,785
General and administrative	5,107,547		5,107,547
Restructuring	—		—

Total operating expenses	8,230,853	—	8,230,853

Loss from operations	(5,494,355)	—	(5,494,355)

Interest expense and other, net	(551,013)	—	(551,013)

Loss before provision for income tax and minority interest	(6,045,368)	—	(6,045,368)

Provision for income tax	800	—	800

Minority interest	—	(4,232,318)[4]	(4,232,318)

Net loss	$(6,046,168)	$4,232,318	$(1,813,850)

GENIUS PRODUCTS, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2005

	Historical	Pro Forma Adjustments	Pro Forma
Revenues:
Video and DVD	$13,301,381		$13,301,381
Theatrical	1,176,975		1,176,975
Audio	3,381,426		3,381,426
Royalties, licensing and other	460,392		460,392

Gross revenues	18,320,174	—	18,320,174

Sales returns, discounts and allowances	(3,536,195)		(3,536,195)

Net revenues	14,783,979	—	14,783,979

Costs and expenses
Cost of revenues:
Video and DVD	7,919,497		7,919,497
Theatrical	1,687,650		1,687,650
Audio	2,117,010		2,117,010
Amortization of production masters and film library	1,667,207		1,667,207
Warehouse expense and other	109,655		109,655

Total cost of revenues	13,501,019	—	13,501,019

Gross profit	1,282,960	—	1,282,960

Operating expenses:
Product development	720,975		720,975
Sales and marketing	1,687,062		1,687,062
General and administrative	6,579,977		6,579,977
Restructuring	2,745,422		2,745,422

Total operating expenses	11,733,436	—	11,733,436

Loss from operations	(10,450,476)	—	(10,450,476)

Interest expense and other, net	(158,763)		(158,763)

Loss before provision for income tax and minority interest	(10,609,239)	—	(10,609,239)

Provision for income tax	17,150		17,150

Minority interest	—	(7,438,472)[3]	(7,438,472)

Net loss	$(10,626,389)	$7,438,472	$(3,187,917)

GENIUS PRODUCTS, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2005

	Historical	Pro Forma Adjustments	Pro Forma
ASSETS
Current assets:
Cash and equivalents	$331,313		$331,313
Accounts receivable, net	5,649,464		5,649,464
Inventories, net	5,103,105		5,103,105
Prepaid royalties	1,755,023		1,755,023
Prepaid expenses	713,318		713,318

Total current assets	13,552,223	—	13,552,223

Property and equipment, net	301,226		301,226
Production masters, net	3,615,641		3,615,641
Film library, net	16,270,146		16,270,146
Goodwill	12,361,258		12,361,258
Deposits and other	574,338		574,338

Total assets	$46,674,832	$—	$46,674,832

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$8,583,594		$8,583,594
Notes payable	4,000,000		4,000,000
Accrued expenses	3,235,852		3,235,852
Customer deposits	184,767		184,767
Debentures payable	50,750		50,750
Redeemable common stock	409,646		409,646

Total current liabilities	16,464,609	—	16,464,609

Minority interest	—	21,147,156[1]	21,147,156
Stockholders’ equity
Preferred stock, $.0001 par value; 10,000,000 shares authorized; no shares outstanding	—	—	—
Common stock, $.0001 and $.001 par value; 100,000,000 shares authorized; 42,871,136 and 25,208,512 shares outstanding	4,287		4,287
Committed common stock	1,490,683		1,490,683
Additional paid-in capital	60,919,003	(28,585,628)[2]	32,333,375
Accumulated deficit	(32,203,750)	7,438,472 [3]	(24,765,278)

Total stockholders’ equity	30,210,223	(21,147,156)	9,063,067

Total liabilities and stockholders’ equity	$46,674,832	$—	$46,674,832

Notes to Unaudited Pro Forma Consolidated Financial Statements

(1)	Represents TWC’s 70% minority interest in stockholders’ equity at September 30, 2005.
(2)	Represents TWC’s 70% minority interest in stockholders’ equity before net loss for the nine months ended September 30, 2005.
(3)	Represents TWC’s 70% minority interest in the net loss for the nine months ended September 30, 2005.
(4)	Represents TWC’s 70% minority interest in the net loss for the year ended December 31, 2004.

ACCOUNTING POLICIES RELATING TO

THE PENDING TRANSACTION WITH THE WEINSTEIN COMPANY

General

At the closing of the pending Transaction with TWC, Genius will contribute to the Distributor all of its operating business, including substantially all of its assets and liabilities, and receive a 30% equity interest in the Distributor. Genius Products will record such contributions to the Distributor at historical values with no gain or loss, since the economic substance of the Transaction is a contribution of capital to an entity. The consolidated balance sheet of Genius will be unchanged as a result of consolidation of the financial statements of Genius with those of the Distributor (see “Consolidation” below). The Distributor will be treated as a partnership for U.S. federal income tax purposes. Accordingly, the book accounting for the Distributor will follow its tax status as a partnership.

Consolidation

We expect that, after closing of the Transaction, Genius Products will consolidate its financial statements with those of the Distributor. Therefore, after closing, all revenues of the Distributor are expected to be reflected in the consolidated statements of operations of Genius Products. All of the net income of the Distributor is expected to be reflected in the consolidated statements of operations of Genius Products; however, we expect to record a minority interest in earnings before taxes with respect to the Class W Units of the Distributor to reflect the Class W Units’ 70% share of earnings of the Distributor, and record a corresponding liability for this minority interest on the consolidated balance sheet. After subtracting the minority interest, our share of the earnings before taxes and shareholders’ equity of the Distributor would amount to 30%.

We evaluated whether to consolidate the Distributor’s financial statements with those of Genius under FASB Interpretation No. 46R – “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51.” This interpretation explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. Based upon our evaluation of the Transaction under FIN 46R, we believe that (i) our role as the managing member of the Distributor and our control over its operating decisions means that Genius Products is the primary beneficiary of the Distributor and (ii) the Distributor is, in substance, a subsidiary of Genius Products and should be consolidated.

Gross Revenues

Revenues from home video sales will be recorded by the Distributor based upon the gross amount billed to customers, as opposed to the net amount retained after payments under the Distribution Agreement and to other licensors, since the Distributor is the primary obligor from the sales of home video products and it bears substantially all of the customer, inventory and product pricing risks.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and the related notes. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. See “Forward-Looking Statements.”

General

We are an entertainment company that produces, publishes and distributes films, videos and music on digital video discs, or DVDs, videos, or VHS, and compact discs, or CDs, and the new Universal Media Disc, UMD, under a variety of branded and, non-branded names. Our products are sold at retail outlets nationwide and, to a lesser extent, internationally, either through distributors or through retailers that we sell to directly. We also sell our products through various websites on the Internet, including our own, www.geniusproducts.com. Our current business includes revenues from three major sources, as follows:

•	Sales of branded proprietary and licensed DVDs and VHS;

•	Sales of branded proprietary and licensed music audio CDs and cassettes; and

•	Sales of non-branded DVDs and music CDs.

Consistent with other retail product distributors, we experience some degree of sales seasonality. Our second quarter (period ending June 30) is typically the lowest sales period and our fourth quarter the highest. However, we have grown significantly over the past few quarters, and therefore our changes in revenues may not track industry seasonality norms. In addition, we will be placing a higher focus on our branded and proprietary business and less of a focus on value priced products. This transition may affect future quarterly results.

We do not report our different products as segments because we do not allocate our resources among products nor do we measure performance by product. We do not maintain discrete financial information regarding product lines. Our chief operating decision maker receives financial information taken as a whole. Due to our size and limited resources, our sales, marketing and product development efforts are performed by the same personnel who support all products. Our warehousing costs also reflect support of all products and cannot be distinguished among product lines. In addition, we do not report our retail operations, representing sales over the Internet, as a separate segment as they are immaterial, representing less than 1% of revenues. Our Internet presence is maintained primarily for advertising and brand recognition purposes.

Critical Accounting Policies

Accounts receivable. The allowance for doubtful accounts and provision for sales returns includes management’s estimate of the amount expected to be lost or returned on specific accounts and for losses or returns on other as yet unidentified accounts included in accounts receivable. In estimating the allowance component for unidentified losses and returns, management relies on historical experience and takes into account current information obtained from retailers including retail sell-through data and retail inventory data as available. The amounts we will ultimately realize could differ materially in the near term from the amounts assumed in arriving at the allowance for doubtful accounts and provision for sales returns in the accompanying financial statements.

Inventories. Inventories consist of raw materials and finished goods and are valued at the lower of cost or market. Cost is determined on a first-in-first-out method of valuation. We regularly monitor inventory for excess or obsolete items and make any valuation corrections when such adjustments are needed. In 2004, we recorded an inventory reserve of $474,358 across all product lines. There was no reserve taken for inventories in 2003. In 2002, we took an inventory write-down of $30,000.

Long-lived assets. Depreciation and amortization of property and equipment are provided over the estimated useful lives of the assets using the straight-line method. Music production masters are stated at cost net of accumulated amortization. Costs incurred for music production masters, including licenses to use certain classical compositions, royalties, and recording and design costs, are capitalized and amortized over a three or seven year period using the straight-line method from the time a title is initially released, consistent with the estimated timing of revenue for a title.

We capitalize the costs of production and acquisition of film libraries. Costs of production include costs of film and tape conversion to DLT master format, menu design, authoring and compression. These costs are amortized to direct operating expenses in accordance with Statement of Position 00-2, Accounting by Producers or Distributors of Films, using the individual film forecast method over a period of 10 years. Costs are stated at the lower of unamortized film costs or estimated fair value. Films classified as part of a library have an initial release date of more than three years prior to acquisition. For acquired film libraries, ultimate revenue includes estimates over a period not to exceed ten years. Management regularly reviews and revises when necessary its ultimate revenue and cost estimates, which may result in a change in the rate of amortization of film costs and/or a write-down of all or a portion of the unamortized costs of the library to its estimated fair value. No assurances can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

Patents and trademarks covering a number of our products are being amortized on a straight-line basis over 5 to 17 years.

Long-lived assets are reviewed annually for impairment and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is necessary when the undiscounted cash flows estimated to be generated by the asset are less than the carrying amount of the asset.

Revenue recognition. Revenues are recorded upon the shipment of goods. Costs of sales and an allowance for returns are also recorded at the time of shipment. The allowance for returns calculation is based upon an analysis of historical customer and product returns performance as well as current customer inventory data as available. Updates to the returns calculation is performed quarterly. Sales made under consignment or guaranteed sales arrangements are not recognized as net revenue until such time that cash is received for the sale and release of return liability is confirmed by the customer.

Income taxes. Deferred taxes are accounted for using an asset and liability approach, whereby deferred tax assets are recognized for deductible temporary differences and operating loss carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Accounting Policies Relating to the Pending Transaction with The Weinstein Company

For a discussion of our accounting policies relating to the pending Transaction with TWC, please see the section above entitled “Accounting Policies Relating to the Pending Transaction with The Weinstein Company”.

Results of Operations—Three and Nine Months Ended September 30, 2005

Revenues:

Video and DVD revenues for the third quarter and the nine months ended September 30, 2005 were composed of sales of branded and proprietary products including branded classic movies and television shows on DVD as well as non-branded classic movies and television shows on DVD, and Wellspring titles from AVMC. Video revenues increased $2.9 million and $3.6 million during the third quarter and the nine months ended September 30, 2005 to $8.1 million and $13.3 million, as compared to $5.2 million and $9.7 million during the comparable prior year periods. These increases from 2004 were due to the the addition of revenues from AVMC, which we acquired on March 22, 2005, and increased revenues from Genius and branded products during the same periods.

Theatrical revenues were composed of sales generated from film rental by our theatrical subsidiary, Wellspring Media Inc. Theatrical revenues increased to $0.7 million and $1.2 million for the third quarter and the nine months ended September 30, 2005, compared to zero for the comparable prior year periods.

Audio revenues for the third quarter and the nine months ended September 30, 2005 were composed of Baby

Genius, Kid Genius, licensed music CDs, interactive music programs, and non-branded, value music products sold at an entry level price point at retail. Audio revenues increased $1.2 million and $1.9 million during the third quarter and nine months ended September 30, 2005 to $1.6 million and $3.4 million, as compared to $0.4 million and $1.4 million during the comparable prior year periods. These increases were attributable to higher sales of the Baby Genius and licensed music product and continued sales of the non-branded, value music products and Lifestyles Music Program that were introduced in the fourth quarter of 2004.

Royalties, licensing and other revenues were composed of royalties from licensing fees from Wellspring Media, Inc, and the license of our Baby Genius brand name. Royalties, licensing and other revenues decreased $0.2 million and increased $0.1 million during the third quarter and the nine months ended September 30, 2005 to $0.1 million and $0.5 million, as compared to $0.3 million and $0.4 million during the comparable prior year periods. The changes resulted from a decrease in royalties related to the licensing of our Baby Genius brand name, offset by an increase in licensing revenues from our acquisition of AVMC on March 22, 2005.

As a result of the foregoing, total gross revenues increased $4.7 million and $6.9 million during the third quarter and the nine months ended September 30, 2005, to $10.5 million and $18.3 million as compared to $5.8 million and $11.5 million during the comparable prior year periods, due primarily to increased sales of video and audio products as discussed above.

Sales returns, discounts and allowances increased $1.2 million and $2.3 million during the third quarter and the nine months ended September 30, 2005 to $2.1 million and $3.5 million, as compared to $0.8 million and $1.3 million during the comparable prior year periods. These increases resulted primarily from the acquisition of AVMC on March 22, 2005 as well as additional markdowns and higher returns from sales. Additionally, there has been an industry trend towards an increasing percentage of returns for the sale of DVD’s. The provision for sales returns and allowances is calculated in accordance with historical averages and industry changes, but may vary in the future based on customer and product mix.

Net revenues increased $3.4 million and $4.6 million during the third quarter and the nine months ended September 30, 2005 to $8.4 million and $14.8 million as compared to $5.0 million and $10.2 million during the comparable prior year periods, due to the increase in sales of DVD and the acquisition of AVMC, offset in part by an increase in sales returns and allowances as described above. During the third quarter and the nine months ended September 30, 2005, two customers accounted for 10% or more of gross revenues. Wal-Mart and Anderson accounted for 39% and 13% of net revenues for the third quarter ended September 30, 2005, and 23% and 14% of net revenues for the nine months ended September 30, 2005, respectively.

Costs and expense:

Cost of Sales:

Cost of sales consists primarily of the cost of products sold to customers, packaging and shipping costs, amortization of production masters, and royalties paid on sales of licensed products. For analytical purposes we review amortization of production masters as a stand-alone cost element and discuss the aggregate cost of producing, packaging, and shipping of the audio, DVD, and royalty, licensing and other products. Generally cost of sales increased as a result of the increased sales.

Video and DVD cost of sales increased $0.4 million and $1.2 million during the third quarter and the nine months ended September 30, 2005 to $4.0 million and $7.9 million, as compared to $3.6 million and $6.7 million during the comparable prior periods. These increases resulted from an increase in video and DVD sales, partially due to the addition of AVMC into our video and DVD product mix in the third quarter and the nine months ended September 30, 2005, and inventory write-offs for VHS tapes during the second quarter which impacted the nine months ended September 30, 2005.

Theatrical cost of sales, were composed primarily of print and advertising costs related to sales generated from film rental by our theatrical subsidiary, Wellspring Media Inc., increased $0.5 million and $1.7 million during the third quarter and the nine months ended September 30, 2005 to $0.5 million and $1.7 million, as compared to zero during the comparable prior periods. Theatrical P&A during the third quarter and nine months ended September 30,

2005 included significant expenditures on the release of titles such as Palindromes, Kings & Queens, Wild Side, and The Beat My Heart Skipped. These expenditures can vary from period to period, often in advance of associated revenues.

Audio cost of sales increased $0.5 million and $1.5 million during the third quarter and the nine months ended September 30, 2005 to $0.6 million and $2.1 million, as compared to $0.1 million and $0.6 million during the comparable prior periods. The increase in cost of sales was due to the higher audio sales during the third quarter and the nine months ended September 30, 2005.

Amortization of production masters and film library increased $0.3 million and $1.2 million during the third quarter and the nine months ended September 30, 2005 to $0.5 million and $1.7 million, as compared to $0.2 million and $0.4 million during the comparable prior periods. The increase in amortization of production masters and film library is primarily the result of the acquisition of AVMC, as well as an increase in amortization of the production masters due to the development of our library.

Operating Expense:

Product development expenses increased slightly during the third quarter and increased by $0.1 million during the nine months ended September 30, 2005 to $0.3 million and $0.7 million, as compared to $0.2 million and $0.6 million during the comparable prior periods. The increases were attributed to the addition of new titles into our libraries.

Sales and marketing expenses were effectively flat during the third quarter and the nine months ended September 30, 2005 as compared to the comparable prior periods. Prior to its acquisition by Genius, AVMC significantly reduced its sales and marketing expense. Although the acquisition of AVMC resulted in higher sales to Genius, the current revenue levels are significantly below the prior year, due in part, to the lack of resources dedicated to sales and marketing. The Company intends to increase sales and marketing expense in 2006 to support revenue increases.

General and administrative expenses increased by $1.4 million and $3.6 million during the third quarter and the nine months ended September 30, 2005 to $2.4 million and $6.5 million, as compared to $1.0 million and $2.9 million during the comparable prior periods. These increases were primarily due to increased payroll, rent, and utilities as a result of the acquisition of AVMC, as well as, to increased transaction costs related to certain initiatives. Additional expenses include increased insurance, accounting and legal costs associated with the larger combined entity.

Restructuring expenses were incurred during the third quarter ended September 30, 2005 relating to the Company’s decision to reorganize its executive management and terminate an exclusive agreement with a financial advisor.

Interest expense of $0.1 million during the third quarter ended September 30, 2005 was consistent with the comparable prior period. Interest expense decreased by $0.3 million during the nine months ended September 30, 2005 as compared to the comparable prior period. The decrease resulted from the payoff of notes payable in the fourth quarter of 2004, partially offset by an increase in interest expense related to the $4.0 million notes payable acquired with AVMC. Interest expense is expected to increase in the future as a result of the short term notes executed subsequently to the end of the third quarter ended September 30, 2005.

As result of the foregoing, the net loss increased $2.6 million and $7.6 million during the third quarter and the nine months ended September 30, 2005, to $3.5 million and $10.6 million as compared to $0.9 million and $3.0 million during the comparable prior periods. Excluding the impact of the Restructuring, the net loss for the third quarter ended September 30, 2005 would have improved $0.2 million to $0.7 million as compared to $0.9 million in the comparable prior period.

Results of Operations—2004 Compared to 2003

DVD and VHS revenues for our fiscal year ended December 31, 2004 were composed primarily of sales of our non-branded movies and television shows distributed on DVD and to a lessor extent AMC, TV GUIDE and Hollywood Classic branded classic movies and television shows. DVD and VHS revenues were $15,967,711 during 2004, as compared to $876,285 during 2003. This large increase of 1722% was due primarily to our launch during 2004 of non-branded classic movie and television shows on DVD and VHS, which accounted for $11,096,371 of the increase in 2004 revenues. The remaining increase of $3,995,055 was attributable primarily to sales of branded content on DVD and VHS during 2004.

Audio revenues for fiscal 2004 were composed of Baby Genius, Kid Genius, licensed music CDs, Interactive music programs and a Value music product sold at an entry level price point at retail. Audio revenues increased $797,141, or 37%, in 2004 to $2,946,237, compared to $2,149,096 in 2003. The increase in audio revenues was the result of increased sales of licensed music products and the introduction of the Interactive and Value audio products in 2004. The increases were slightly offset by a decline in sales of Baby Genius and Kid Genius audio products.

Royalties, licensing and other revenues are composed of royalties from our prior agreement with Warner Home Video, licensing fees from the license of our Baby Genius brand name, Zoo Babies and other plush gift products. Royalties, licensing and other revenues were $420,299 in 2004 compared to $456,110 in 2003, a decrease of $35,811, or 8%, primarily due to reductions in royalties and licensing revenue.

Total gross revenues increased $15,852,756, or 455%, during 2004 to $19,334,247, as compared to $3,481,491 in 2003 due primarily to increased sales of the new DVD products as discussed above. During 2004, two customers each accounted for more than 10% of sales during the period, and in total represented 53% of gross revenues for the year.

Sales returns, discounts and allowances increased $2,291,330, or 555%, to $2,704,315, or 14% of gross revenues, in 2004, as compared to $412,985, or 12% of gross revenues, in 2003. The provision for sales returns, discounts and allowances in the 2004 period were affected by a change in product mix, customer mix, and the significant increase in sales volume.

Net revenues increased by $13,561,426, or 442%, to $16,629,932 for 2004, from $3,068,506 for 2003, due primarily to the increase in sales of our new DVD products as discussed above.

Cost of sales consists primarily of the cost of products sold to customers, packaging and shipping costs, amortization of production masters, and royalties paid on sales of licensed products. For analytical purposes, we review amortization of production masters as a stand-alone cost element and discuss the aggregate cost of producing, packaging, and shipping of the audio, DVD, and royalty, licensing and other products.

Audio cost of sales in 2004 was 40% of audio revenues, as compared to 50% in 2003. This improvement was due to increased sales of higher margin licensed music, and a shift of sales from third-party distribution to our direct sales force. DVD and VHS cost of sales in 2004 was 71.7% of DVD and VHS revenues, as compared to 53.2% for 2003. 2004 DVD product mix was heavily skewed towards our lower margin, value-priced DVDs, as compared to 2003. Costs of revenues were 77.4% for royalty, licensing and other revenues in 2004 as compared to 56.9% in 2003. This increase is due to a change in product mix, as high margin licensing revenues decreased as compared to 2003.

Amortization of production masters increased $476,911, or 233%, to $681,404 for 2004 as compared to $204,493 for 2003. We currently anticipate that product development amortization expenses will continue to increase as capitalized product development costs are amortized at the same ratio as expected DVD library revenues.

We took a $474,358 charge to cost of sales in the fourth quarter of 2004 to establish an inventory reserve for obsolete product. This was deemed necessary as the product strategy for fiscal 2005 will evolve given the acquisition of the Wellspring library. See Note 14 to the financial statements.

Warehouse expenses increased by $115,843, or 84%, to $253,864 in 2004 as compared to $138,021 in 2003, as increased sales and inventory levels resulted in higher freight-in and warehouse operations costs. However, warehouse expenses as a percentage of gross sales decreased from 4.0% in 2003 to 1.3% in 2004.

Sales and marketing expenses increased by $1,145,925, or 112%, to $2,166,785 in 2004 as compared to $1,020,860 in 2003. This increase was due primarily to increased personnel costs and variable commissions payable to an outside sales representative. Sales and marketing expense as a percentage of net revenues decreased from 33.3% in 2003 to 13.0% in 2004.

Product development expenses increased by $528,056, or 123%, to $956,521 in 2004 as compared to $428,465 in 2003. The increase is attributed to increased personnel and consulting costs as related to the new product releases in 2004. Product development expense as a percentage of net revenues decreased from 14% in 2003 to 5.7% in 2004.

General and administrative expenses increased by $3,025,896, or 145%, to $5,107,547 in 2004 as compared to $2,081,651 in 2003. The increase was primarily due to bonuses paid to executives and staff in the first quarter of 2004, hiring of additional executive and clerical personnel, the costs of stock options and warrants granted to non-employees, professional fees and outside services. The cost of warrants granted to non-employees was $1,339,412 in 2004, as compared to $430,655 recorded in 2003. This increase was the result of the recognition of $872,154 of consulting services for one party in 2004. General and administrative expense as a percentage of net revenues decreased from 67.8% in 2003 to 30.7% in 2004.

Interest expense for 2004 was $542,451, compared to $144,021 for 2003, due to interest and amortization of the discount on notes issued in the fourth quarter of 2003. The notes had a maturity date of December 2004 and have been repaid.

The net loss for 2004 of $6,046,168 was $3,303,492 greater than the net loss of $2,742,676 for 2003 primarily as the result of investments in personnel, DVD content and other infrastructure which added cost to our operations as discussed above.

Results of Operations—2003 Compared to 2002

Audio revenues for 2003 are composed of Baby Genius, Kid Genius and licensed music CDs that are typically sold as three packs (packages of three CDs in vinyl or chipboard sleeve packaging), although single CDs and five packs are also sold. Audio revenues increased $444,183 or 26% during 2003 to $2,149,096, as compared to $1,704,913 in 2002. This increase was entirely the result of the sales of the new licensed music products in the period September to December 2003.

DVD and VHS revenues for 2003 are composed of the sales of AMC branded classic movies on DVD and BOZO the Clown DVD and VHS units. DVD and VHS revenues were $876,285 during 2003 as compared to $39,609 during 2002 as we began selling these new products in 2003. Revenues in 2002 were from Baby Genius videos that were sold prior to our agreement with Warner Home Video.

Royalties, licensing and other revenues are composed of royalties from our prior agreement with Warner Home Video, licensing fees from the license of our Baby Genius brand name and sales of jewelry. Royalties, licensing and other revenues declined to $456,110 in 2003 from $873,315 in 2002, a decrease of $417,205, due to reductions in revenues from all three categories as noted above.

Gross revenues increased $863,654, or 33% during 2003 to $3,481,491, as compared to $2,617,837 in the prior year, as the sales of new licensed products, music, DVD and VHS, more than offset the decreased revenues from royalties, licensing and other.

Sales returns, discounts and allowances decreased $61,152 during 2003 to $412,985, from $474,137 during 2002. In 2002, there was a large increase in sales returns as certain customers chose to discontinue carrying the Baby Genius product because we could no longer sell them the Baby Genius videos directly as a result of the new agreement with Warner Home Video. This amount decreased in 2003 as the effect of the Warner Home Video agreement no longer made an unusual impact on sales returns in the year.

Net revenues increased by $924,806 or 43% to $3,068,506 for the twelve months ended December 31,

2003, from $2,143,700 for the twelve months ended December 31, 2002, primarily due to sales of our new licensed products.

Cost of sales consists primarily of the cost of products sold to customers, packaging and shipping costs, and royalties paid on sales of licensed products. Audio cost of sales during 2003 was 50% of audio revenues, as compared to 47% during 2002, primarily due to the royalties payable on licensed music products. DVD and VHS cost of sales in 2003 was 53% of DVD and VHS revenues, as compared to 37% during 2002. This is partially due to the royalties payable on licensed products, and partially due to distribution pricing in order to get our products placed with a major retailer. Royalties, licensing and other cost of sales during 2003 was 57% of revenues in 2003 as compared to 64% in 2002. The current year margin is higher primarily due to the lower volume of jewelry sales in 2003. Jewelry sales have lower margins than our other products due to the competitive pressures in the jewelry sales market. Warehouse expenses increased by $74,677, or 118% in 2003 due to freight in on inventory, as we began stocking the new products for delivery.

Sales and marketing expenses consist of costs for personnel, consultants and promotional activities. Sales and marketing expenses increased by $638,395 or 167% to $1,020,860 for the year ended December 31, 2003, from $382,466 for the prior year. This increase is primarily the result of the hiring of additional sales personnel and increases in advertising and consulting costs related to the marketing of our new products as we increased our sales effort compared to 2002 when sales were primarily handled by executive management whose costs were reflected in general and administrative expenses.

Product development expenses consist of personnel, consultants, supplies and the amortization of product development costs. Product development expenses increased by 18% or $98,312, to $632,958 for the year ended December 31, 2003, as compared to $534,646 for the year ended December 31, 2002. The increase was primarily due to the increased payroll expenses related to new product development.

General and administrative expenses consist of payroll and related costs for executive and administrative personnel, consulting services, professional fees and other general corporate expenses. General and administrative expenses decreased by 18% or $455,227, to $2,081,651 for the year ended December 31, 2003, from $2,536,878 for the year ended December 31, 2002. This decrease was primarily due to a reduction in our use of consultants and a reduction in the cost of issuing options or warrants to non-employees as fewer options and warrants were issued for these purposes in 2003. Significant portions of consulting expenses in 2002 were paid by the issuance of shares instead of cash payments.

Interest expense in 2003 increased compared to 2002 primarily as the result of $86,634 of amortization of the discount on notes payable in the fourth quarter of 2003. Both 2003 and 2002 include interest expense on stock subject to rescission and convertible debentures.

During 2003, our net loss decreased $45,406 to $2,742,676 from $2,788,082 during 2002. The slight decrease in the loss for 2003 is primarily the result of an increase in revenues due to new product business that was offset by increased expenditures in sales and marketing.

Liquidity and Capital Resources

Net cash used in operations during the nine months ended September 30, 2005 was $13.9 million, primarily due to the net loss of $10.6 million, certain transition costs related to AVMC and decreases in accounts payable, partially offset by increases in accounts receivable. For the nine months ended September 30, 2004, net cash used in operations was 4.1 million, driven primarily by the net loss of $3.0 million.

Net cash provided by investing activities in the nine months ended September 30, 2005, was $0.2 million, primarily attributed to net cash received from the AVMC acquisition, offset by the purchase of property and equipment. For the nine months ended September 30, 2004, net cash used in investing activities was $0.2 million, which was primarily due to the purchase of property and equipment.

Cash provided from financing activities in the nine months ended September 30, 2005 was $12.8 million, primarily resulting from the sale of our common stock in private equity placements in March and May of 2005 and cash received from the exercise of stock options and warrants. Cash received was partially offset by payments on short term debt and offering costs. For the nine months ended September 30, 2004, cash provided by financing activities was $6.3 million, primarily driven by a private equity placement.

At September 30, 2005, we had a cash balance of $0.3 million and net accounts receivable of $5.6 million. On October 4, 2005, Genius obtained a $4.0 million loan as discussed below. In early October 2005 we received and shipped a $7 million order to one customer and the resulting receivable is expected to be collected near the end of November. The $4.0 million notes, from our AVMC acquisition, are due in February 2006. Based on these facts and expected cash proceeds from future operations, we may or may not raise additional capital or obtain further loans using all our assets including our film library as collateral within the next twelve months. Although we believe that our expanded product line offers us the opportunity for significantly improved operating results in future quarters, no assurance can be given that we will operate on a profitable basis, as such performance is subject to numerous variables and uncertainties, many of which are out of our control.

On October 4, 2005, Genius entered into a Note and Warrant Purchase agreement with a group of investors (collectively, the “Investors”). Under the Purchase Agreement, the Investors loaned a total of $4.0 million to Genius in exchange for (i) promissory notes in favor of the Investors (the “Notes”) with a total principal balance of $4.0 million and (ii) five-year warrants (“Warrants”) to purchase a total of 280,000 shares of Genius’ common stock, par value $0.0001 per share (“Common Stock”), with an exercise price per share equal to $1.88 (the last reported sales price of Genius’ Common Stock, as reported by the Over the Counter Bulletin Board, on the initial closing date of October 5, 2005).

The Notes do not bear any interest, and all outstanding principal is due and payable in full on March 3, 2006 (the first business day that is 150 days after the initial closing date). Genius may prepay all or any portion of the Notes without premium or penalty. Genius has the option on the maturity date to convert all, but not less than all, of the principal balance due under each Note into Common Stock. If the loans are not repaid in full on March 3, 2006, then the number of shares of Common Stock issuable upon conversion of each Note is equal to the outstanding principal balance due under a Note divided by $1.00.

Genius is obligated to register the shares of Common Stock issuable upon (i) exercise of the Warrants and (ii) conversion of the Notes, if any, for resale on a Form S-3 registration statement within 30 days after Genius is eligible to use a Form S-3 registration statement. If Genius has not filed a Form S-3 registration statement on or before January 31, 2006 and has not otherwise included the registrable securities in another registration statement, then Genius shall, no later than March 3, 2006, file with a registration statement, on such form which Genius is then eligible to use, covering the resale of all of the registrable securities. Failure to file a registration statement within the required timeframes will result in the payment of liquidated damages to the Investors an amount in cash equal to 1.0% of the aggregate purchase price paid by the Investors pursuant to the Purchase Agreement.

In connection with the Purchase Agreement, each of the Investors agreed not to, directly or indirectly, sell, effect any short sale, seek to hedge its position or otherwise effect any transaction with respect to Genius’s Common Stock until January 30, 2006.

Prior to the transaction, there were no material relationships between Genius and its affiliates, on the one hand, and the Investors and their affiliates, on the other hand, except that affiliated with JLF Asset Management, LLC and Bonanza Master Fund, Ltd. beneficially own more than 5% of Genius Common Stock.

The table below summarizes information as of September 30, 2005 regarding certain future minimum contractual obligations and commitments for the next five years:

	Remainder of 2005	2006	2007	2008	2009	Total
Lease obligations	$102,505	$419,088	$423,525	$393,943	$18,446	$1,357,507
Employment agreements	250,463	309,600	166,017	—	—	726,079
Severance	119,701	314,606	—	—	—	434,307

Total	472,669	$1,043,294	$589,542	$393,943	$18,446	$2,517,893

Quantitative and Qualitative Disclosures About Market Risk

As of September 30, 2005, our cash and cash equivalents were invested with financial institutions with investment grade credit ratings. Due to the short duration of our investment portfolio and the high quality of our investments, an immediate 10% change in interest rates would not have a material effect on the fair market value of our portfolio. Therefore, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our investment portfolio.

We do not enter into hedging or derivative instrument arrangements.

MANAGEMENT

The following table sets forth certain information with respect to each of our directors and executive officers.

NAME	AGE	POSITION
Trevor Drinkwater	39	President, Chief Executive Officer, Director
John Mueller	43	Chief Financial Officer
Rodney Satterwhite	41	Executive Vice President and Chief Operating Officer
Michel Urich	39	Executive Vice President and General Counsel
Christine Martinez	39	Executive Vice President and General Manager of Genius Business Products
Michael Radiloff	42	Executive Vice President of Marketing
David Snyder	48	Executive Vice President, Content Development and Acquisition
Stephen K. Bannon (1) (2)	52	Director, Chairman
James G. Ellis (1) (2)	58	Director
Herbert Hardt (1)	62	Director

(1)	Member of audit committee.
(2)	Member of compensation committee.

Trevor Drinkwater has served as our Chief Executive Officer since February 2005. From July 2004 to February 2005, Mr. Drinkwater served as our Executive Vice President of DVD Sales. Prior to that, he served as Chief Operating Officer of Take-Two Interactive Software, Inc. from 2003-2004, and Senior Vice President of Sales at Warner Home Video from 1999-2003. Mr. Drinkwater also serves on the board of directors of an entertainment company named Brandissimo! Inc.

John Mueller has served as our Chief Financial Officer since February 1, 2006. Mr. Mueller joined the Company from Jefferies & Company, Inc., where he served as Senior Vice President of Media and Entertainment Investment Banking in New York. Prior to Jefferies, Mr. Mueller worked for Credit Suisse First Boston in New York and SG Cowen in Los Angeles advising entertainment and media companies from a broad range of sectors including filmed entertainment, video games and Internet media. Mr. Mueller began his career in corporate finance at Kimberly-Clark Corporation, a Fortune 500 consumer packaged goods company.

Rodney Satterwhite became our Executive Vice President and Chief Operating Officer in November 2005, after serving as our Executive Vice President of Operations from April 2005 to November 2005 and our Vice President, Sales Services from July 2004 to April 2005. Mr. Satterwhite, who holds an MBA in finance, has over 19 years experience in retail and entertainment, ranging from sourcing and logistics to retail strategy and merchandising. While at Giant Food Inc. from October 1986 to May 1998 he gained management experience in the areas of manufacturing, sourcing, distribution, cost accounting, finance, merchandising and category management. As a Warner Brothers executive from May 1998 to February 2004, he was responsible for developing supply, logistics, and retail business development strategies for both sell-through and rental markets. From February to July 2004, before joining the Company, he was responsible for revamping trade marketing, sales planning and analysis, inventory/supply and customer service as Take Two Interactive’s Vice President of North American Sales Services.

Michel Urich became our Executive Vice President and General Counsel in November 2005, after serving as General Counsel since July 25, 2005. Prior to joining us, from August 2001 to June 2005 Mr. Urich served as Senior Vice President and Director of Legal Affairs at Nara Bancorp, Inc., as well as Nara Bank. Mr. Urich obtained two law degrees from the University of London as well as an MBA from the University of San Francisco.

Christine Martinez became our Executive Vice President and General Manager in September 2005. Prior to joining the Company, Ms. Martinez was a Sales and Marketing Executive at Warner Home Video from April 1996 to May 2005. Her last executive appointment with Warner Home Video was as Vice President, Marketing – Non Theatrical, from November 2003 until her departure from the company. Ms. Martinez also had a three year tenure in sales, from March 1993 to April 1996, with WEA Corp., a former Time Warner division.

Michael Radiloff became our Executive Vice President of Marketing in October 2005. Mr. Radiloff is a senior marketing executive with 15 years of entertainment and packaged goods marketing experience with industry-leading companies. He was most recently at Warner Home Video as Vice President of Theatrical Catalog Marketing from May 2001 to September 2005 and as Director of DVD Marketing from March 2000 to April 2001. As the person responsible for releasing Warner’s vast film library onto DVD, Mr. Radiloff launched over 100 new DVD releases annually. Prior to that, he worked as a Brand Marketing Manager at Disney Interactive and Activision. Mr. Radiloff holds an MBA from Stanford Graduate School of Business

David Snyder joined the Company as Executive Vice President, Content in April of 2005. Prior to his employment with the Company, Mr. Snyder was executive producer of a number of animated and live action properties including Harry and His Bucket Full of Dinosaurs on The Cartoon Network. From August 2000-September 2002 he served as Senior Vice President, Entertainment for Gullane Entertainment where he was responsible for 78 episodes of Thomas the Tank Engine and Friends, over 2,400 episodes of the Award winning international hit, Art Attack and the Cartoon Network’s Yoko, Jakamoko and Toto. From April 1988-July 2000, Mr. Snyder was with the Walt Disney Company ending his career there as Senior Vice President of Walt Disney Television International, responsible for creative content for the international Disney Channels as well as all brand building initiatives of Disney’s International television Business

Stephen K. Bannon was appointed as a director of our company in March 2005 in connection with our acquisition of AVMC. Mr. Bannon has served as the Chief Executive Officer of AVMC since May 2004. From January 2004 to April 2004, he provided executive and management services to AVC as a consultant. From April 2002 to December 2003, Mr. Bannon served as Head, Strategic Advisory Services for The Firm, a leading talent management company in the entertainment and media industries. Mr. Bannon served as a managing director and head of media and entertainment investment banking at Jefferies & Company, Inc., an institutional brokerage and investment bank for middle market growth companies, from July 2000 to April 2002. He served as the Chief Executive Officer of Bannon & Co., Inc., an investment banking firm specializing in the entertainment, media and communications industries, from April 1990 to July 1998. Mr. Bannon served as Vice-Chairman of the Board of Directors and Chairman of the Executive Committee of First Look Media, Inc. from October 1996 to June 2000 and a director and a member of the Executive Committee of First Look Media, Inc. from December 1993 to February 2004. First Look Media, Inc. specializes in the acquisition and direct distribution of, and worldwide license and sale of distribution rights to, independently produced feature films in a wide variety of genres.

James G. Ellis has served as a director since February 2005. Mr. Ellis has served as the Vice Dean of External Relations at The Marshall School of Business at the University of Southern California since July 2004. Prior to that, he was the Associate Dean of the Undergraduate Business Program. In addition, he is Professor of Marketing, a position he has held since 1997. Prior to joining academia, Mr. Ellis has held various positions in established companies as well as in entrepreneurial ventures. He is a founding director of Professional Business Bank in Pasadena, California, and currently serves on a number of corporate and non-profit boards. He is also a member of the Chief Executives Organization and World Presidents Organization, and is a graduate of the University of New Mexico and The Harvard University Graduate School of Business Administration.

Herbert Hardt has served as a director since October 2005. Mr. Hardt has been a principal of Monness, Crespi, Hardt & Co., Inc since 1980. From 1976 to 1979, he served as Vice President of Fidelity Management and Research (Bermuda). Mr. Hardt worked at Fidelity Management and Research in Boston, first as an analyst and then as fund manager of Essex Fund and Trend Fund from 1971-1976. Mr. Hardt received his Bachelor of Arts with a Concentration in Engineering and Applied Physics from Harvard College in 1965 and his Master of Business Administration from Harvard University in 1971. He also attended graduate school in applied mathematics at the University of Bern in Bern, Switzerland. From 1966-1969 Mr. Hardt served in the military with the 82nd Airborne Division.

Board Composition and Committees

Our board of directors is currently comprised of four directors and currently has two committees: an audit committee and a compensation committee. The audit committee currently consists of Messrs. Bannon, Ellis and Hardt. Our board of directors has determined that Mr. Hardt is an audit committee financial expert as defined under applicable rules of the SEC, and that Mr. Hardt is independent under the rules applicable to Nasdaq listed companies. The audit committee, among other things, reviews the scope and results of the annual audit and other services provided by our independent auditors and reviews and evaluates our accounting policies and systems of internal accounting controls.

The compensation committee currently consists of Messrs. Bannon and Ellis. The compensation committee, among other things, reviews and approves the salaries, bonuses and other compensation payable to our executive officers and administers and makes recommendations concerning our employee benefit plans.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Except for Howard and Larry Balaban, who are brothers, there are no family relationships among any of our directors or executive officers.

Executive Compensation

Our compensation and benefits program is designed to attract, retain and motivate employees to operate and manage our company for the best interests of our constituents. Executive compensation is designed to provide incentives for those senior members of management who bear responsibility for our goals and achievements. The compensation philosophy is based on a base salary, with opportunity for significant bonuses to reward outstanding performance and a stock option program.

EXECUTIVE COMPENSATION

The following table sets forth summary information regarding the compensation earned by our chief executive officer and each of our other most highly compensated executive officers employed by us as of December 31, 2005 whose salary and bonus for the fiscal year ended December 31, 2005 was in excess of $100,000 for their services rendered in all capacities to us. In addition, the table includes two additional individuals for whom disclosure would be required to be provided but for the fact that the individual was not serving as an executive officer of Genius Products at December 31, 2005. The listed individuals are hereinafter referred to as the “Named Executive Officers”.

SUMMARY COMPENSATION TABLE

							Long-Term Compensation					All Other Compensation $ (Car Allowance)
				Annual Compensation			Awards				Payouts
Name and Position	Year	Salary $		Bonus $	Other Annual Compensation $		Restricted Stock Awards $		Securities Underlying Option/SARs and Warrants		LTIP Payouts $
Trevor Drinkwater CEO	2005 2004 2003	228,125 175,000 0		0 0 0	0 0 0		0 0 0		2,600,000 500,000 0		0 0 0	4,000 0 0

Klaus Moeller Former CEO and Interim CFO	2005 2004 2003	316,709 225,000 150,000	(1) (1)	0 125,000 45,000	9,733 0 0	(1)	0 0 28,572	(1)	261,000 750,000 626,257	(1)	0 0 0	3,000 9,000 9,000

Shawn Howie CFO	2005 2004 2003	117,692 0 0		0 0 0	0 0 0		0 0 0		1,200,000 0 0		0 0 0	0 0 0

David Snyder Executive Vice President of Content	2005 2004 2003	149,358 0 0		0 0 0	0 0 0		0 0 0		200,000 0 0		0 0 0	0 0 0

Rodney Satterwhite Chief Operating Officer	2005 2004 2003	163,540 125,000 0		0 0 0	0 0 0		0 0 0		450,000 30,000 0		0 0 0	1,600 0 0

Michael Meader Former President	2005 2004 2003	281,293 197,500 150,000	(2)	0 85,000 15,000	24,495 0 0		0 0 28,572	(2)	209,000 575,000 496,572	(2)	0 0 0	3,000 9,000 9,000

Mark Miller Former Chief Operating Officer	2005 2004 2003	173,750 173,000 0		0 20,000 0	0 0 0		0 0 0		0 0 0		0 0 0	3,000 0 0

(1)	Mr. Moeller resigned as our Chief Executive Officer in February 2005. During 2003, in response to our company’s limited cash flow, Mr. Moeller accepted $20,000 of his 2003 salary in the form of 28,572 shares of common stock valued at $0.70 per share and a five-year warrant to purchase 28,572 shares of common stock at an exercise price of $1.40. These issuances were made as of June 2, 2003, at the same price as a private placement at that time. Mr. Moeller resigned his employment on July 28, 2005, and will continue to receive salary compensation for twelve months under the terms of a Settlement Agreement dated July 28, 2005. Mr. Moeller also received a consulting fee of $9,733 for the period of July 28, 2005, to September 1, 2005.
(2)	Mr. Meader resigned as our President in July 2005. During 2003, in response to our company’s limited cash flow, Mr. Meader accepted $20,000 of his 2003 salary in the form of 28,572 shares of common stock valued at $0.70 per share and a five-year warrant to purchase 28,572 shares of common stock at an exercise price of $1.40. These issuances were made as of June 2, 2003, at the same price of a private placement at that time. Mr. Meader will continue to receive salary compensation for twelve months under the terms of a Settlement Agreement dated July 28, 2005. Mr. Moeller received a $24,495 commission payment based on two percent (2%) of sales of music during the third quarter of 2005.

The following table sets forth the options granted, if any, to the Named Executive Officers during the fiscal year ended December 31, 2005.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

INDIVIDUAL GRANTS

Name	Number of Securities Underlying Options/ SARs Granted (#)	Percent of Total Options/ SARs Granted to Employees in Fiscal Year (%)	Exercise or Base Price ($/SH)	Expiration Date
Trevor Drinkwater	1,200,000	17%	$1.65	July 26, 2015
	1,000,000	14%	$1.88	November 7, 2015
	400,000	6%	$2.31	November 28, 2015
Klaus Moeller	261,000	4%	$1.55	July 28, 2010
Shawn Howie	900,000	13%	$1.65	July 26, 2015
	100,000	3%	$1.88	November 7, 2015
	200,000	1%	$2.31	November 28, 2015
David Snyder	200,000	3%	$2.10	June 14, 2015
Michael Meader	209,000	3%	$1.55	July 28, 2010
Rodney Satterwhite	120,000	2%	$2.10	June 14, 2015
	30,000	0%	$1.63	October 19, 2015
	225,000	3%	$1.88	November 7, 2015
	75,000	1%	$2.31	November 28, 2015
Mark Miller	0	0	0

The following table sets forth information concerning the exercise of stock options by the Named Executive Officers during our fiscal year ended December 31, 2005, and the value of all exercisable and unexercisable options at December 31, 2005. This table does not include warrants.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

	Number of Securities Underlying Unexercised Options at FY-End (#)		Value of Unexercised In-The-Money Options at FY-End ($) (1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Trevor Drinkwater	1,012,500	2,087,500	$1,640,000	$2,790,000
Klaus Moeller	2,058,685	0	$2,334,578	0
Shawn Howie	500,000	700,000	$825,000	$848,000
David Snyder	0	200,000	0	0
Michael Meader	1,702,000	0	$1,884,450	0
Rodney Satterwhite	105,000	225,000	$201,000	$330,900
Mark Miller	487,500	0	$450,000	0

(1)	Based on the closing price for our common stock at the close of market on December 31, 2005. On December 31, 2005, the price of our common stock was $2.02 per share. The lowest exercise price of any outstanding option at December 31, 2005 was $1.37 per share.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements with Named Executive Officers

Trevor Drinkwater

On August 3, 2005, we entered into an employment agreement with Trevor Drinkwater pursuant to which Mr. Drinkwater agreed to serve as Chief Executive Officer of the Company.

Under the agreement, Mr. Drinkwater is employed by the Company at-will and his employment may be terminated by the Company at any time. Mr. Drinkwater’s annual salary during his employment is $275,000. Mr. Drinkwater will be provided an $800 monthly auto allowance and three weeks annual paid vacation. Mr. Drinkwater was granted options to purchase 1,200,000 shares of the Company’s common stock priced at fair market value of the common stock on the date of grant. The options shall vest over a three-year period, with 600,000 vesting upon the date of grant and the remaining 600,000 vesting in equal installments on each of the second and third anniversaries of the date of grant. The agreement also calls for the Company to pay to Mr. Drinkwater, at its sole discretion, an incentive bonus based upon achievement of certain operating profit results as defined in his agreement. Mr. Drinkwater will also receive accelerated vesting of stock options if the targeted operating profit results are achieved. If the Company terminates Mr. Drinkwater without cause (as defined in the agreement), Mr. Drinkwater is entitled to receive a severance payment equal to his compensation for a twelve month period plus all accrued but unpaid salary and vacation time.

Effective December 5, 2005, we entered into an amendment to the employment agreement with Trevor Drinkwater, pursuant to which the following changes were made to his employment agreement. The first two bullet points will only become effective upon closing of the Transaction with TWC:

•	Three-year term, with up to two one-year extensions at the option of the Company;

•	Base compensation of $425,000 in year one, $475,000 in year two, $525,000 in year three, $625,000 in year four (if applicable), and $675,000 in year five (if applicable), plus annual bonuses in each year of up to 50% of base salary based on performance factors to be determined by the Company’s Board of Directors; and

•	Additional stock options to acquire 1,000,000 shares, vesting in equal installments over five years.

Shawn Howie

On June 23, 2005, we entered into an employment agreement with Shawn Howie pursuant to which Mr. Howie agreed to serve as an Executive Vice President and the Chief Financial Officer of the Company. Mr. Howie is employed at-will and his employment may be terminated by the Company at any time. Mr. Howie’s annual salary during his employment is $225,000. In addition, Mr. Howie was granted options to purchase 900,000 shares of the Company’s common stock with an exercise price of $1.95 per share. The options will vest in equal annual installments of 180,000 shares beginning on the first anniversary of Mr. Howie’s hire date. The Agreement also calls for the Company to pay to Mr. Howie, at its sole discretion, a year-end performance bonus consistent with the bonus plan of the Company’s Chief Executive Officer. If the Company terminates Mr. Howie without cause (as defined in the agreement), Mr. Howie is entitled to receive a severance payment equal to his compensation for a six-month period plus all accrued but unpaid salary and vacation time.

Rodney Satterwhite

Effective December 2, 2005, we entered into an employment agreement with Rodney Satterwhite pursuant to which Mr. Satterwhite agreed to serve as Executive Vice President and Chief Operating Officer.

Under the agreement, Mr. Satterwhite is employed by the Company at-will and his employment may be terminated by the Company at any time. Mr. Satterwhite’s annual salary during his employment will be $200,000, and he will be provided an additional $800 monthly auto allowance. In addition, Mr. Satterwhite was granted an option to purchase 225,000 shares of the Company’s common stock vesting over a three-year period. Mr. Satterwhite will be provided three weeks annual paid vacation. If the Company terminates Mr. Satterwhite without cause (as defined in the agreement), he will be entitled to receive a severance payment equal to his compensation for a six-month period plus all accrued but unpaid salary and vacation time.

Effective December 5, 2005, the Company entered into an amendment to the employment agreement with Mr. Satterwhite, pursuant to which the following changes were made to his employment agreement. The first bullet point will only become effective upon closing of the Transaction:

•	Two-year term, with a one-year extension at the option of the Company; and

•	Additional stock options to acquire 75,000 shares, vesting in equal installments over five years.

Klaus Moeller and Michael Meader

Effective January 3, 2002, we entered into three-year employment agreements with Klaus Moeller and Michael Meader. Under each employment agreement, the executive is entitled to an annual salary of $150,000 and was granted an option to purchase 450,000 shares of common stock which vest one-third each year beginning on December 31, 2002. The options granted are exercisable for a period of 10 years from the date of grant at an exercise price of $0.63 per share, the market price on the date of grant. Under these employment agreements, if the senior executive died or was terminated without cause (as defined in the employment agreement) during the first year of the employment agreement, the senior executive would have received 24 months of salary as severance pay. If the senior executive died or was terminated without cause during the second year of the employment agreement, the senior executive would have received 18 months of salary as severance pay. If the senior executive dies or is terminated without cause during the third year of the employment agreement, the senior executive will receive 12 months of salary as severance pay. Severance pay under these employment agreements is due and payable in full immediately upon death or termination of the senior executive.

Effective October 31, 2003, the above employment agreements were amended to (i) extend the expiration date until January 2, 2006, (ii) to increase annual salaries according to the table below, and (iii) to grant to each senior executive a ten-year stock option to purchase 250,000 shares of our common stock at an exercise price of $1.50 per share, of which 50,000 shares will vest on December 31, 2004, and 200,000 shares will vest on December 31, 2005.

	2004 Salary	2005 Salary
Klaus Moeller	$222,500	$244,750
Mike Meader	$197,500	$217,250

On July 27, 2005, we announced a reorganization of our management team and announced that Michael Meader would resign as our president and become a consultant to the Company and Klaus Moeller would resign as an executive of the Company, but would remain a director and consult for the Company. On July 29, 2005, we entered into severance and consulting arrangements with Messrs. Meader and Moeller, upon the terms described below. Mr. Moeller subsequently resigned as a director, effective September 9, 2005.

Under the terms of a Confidential Settlement Agreement and Mutual Release of Claims with Mr. Meader (the “Meader Severance Agreement”), we agreed to the following:

•	Mr. Meader resigned effective July 28, 2005 (the “Meader Resignation Date”);

•	The Company agreed to pay Mr. Meader severance for 12 months totaling $217,250, subject to standard payroll deductions and withholdings and payable in accordance with the regular company payroll practice;

•	The Company agreed to issue to Mr. Meader 209,000 additional vested stock options at fair market value on date of grant, pursuant to our 2004 Stock Incentive Plan, exercisable over a period of 5 years;

•	Mr. Meader retains any award of stock options previously vested and unvested as of the Meader Resignation Date. Unvested options vested as of the Meader Resignation Date;

•	The Company agreed to pay Mr. Meader’s health insurance premiums for 12 months beginning at the conclusion of the Separation and Retention Agreement (the “Meader Consulting Agreement”);

•	The Company agreed to reimburse Mr. Meader for reasonable legal expenses in connection with the negotiation and execution of the Meader Severance Agreement in an amount not to exceed $3,000; and

•	The parties agreed to release each other of all claims.

Under the Meader Consulting Agreement, Mr. Meader agreed to provide retention services to us as an employee in matters related only to our music and/or catalog business for a period of 60 days starting on July 28, 2005 (the “Retention Period”), which has since expired. During the Retention Period, we could terminate the Retention Period early for “cause” as defined in the Meader Consulting Agreement. Under the terms of the agreement, we agreed to pay Mr. Meader $18,104.16 per month in consulting fees for work performed during the Retention Period, payable in accordance with our regular payroll practice. In addition, we agreed to pay Mr. Meader as additional compensation, a commission of 2% of all sales of music by us during the third quarter of 2005.

Under the terms of a Confidential Settlement Agreement and Mutual Release of Claims with Mr. Moeller (the “Moeller Severance Agreement”), we agreed to the following:

•	Mr. Moeller resigned effective July 28, 2005 (the “Moeller Resignation Date”);

•	The Company agreed to pay Mr. Moeller severance for 12 months totaling $244,750, subject to standard payroll deductions and withholdings and payable in accordance with the regular company payroll practice;

•	The Company agreed to issue to Mr. Moeller 261,000 additional vested stock options at fair market value on date of grant, pursuant to our 2004 Stock Incentive Plan, exercisable over a period of 5 years;

•	Mr. Moeller retains any award of stock options previously vested and unvested as of the Moeller Resignation Date. Unvested options vested as of the Moeller Resignation Date;

•	The Company agreed to pay Mr. Moeller’s health insurance premiums for 12 months beginning at the conclusion of the Separation and Retention Agreement (the “Moeller Consulting Agreement”);

•	The Company agreed to reimburse Mr. Moeller for reasonable legal expenses in connection with the negotiation and execution of the Moeller Severance Agreement in an amount not to exceed $3,000; and

•	The parties agreed to release each other of all claims.

Under the Moeller Consulting Agreement, Mr. Moeller agreed to provide consulting services to us, as an independent contractor, in any area for which he is qualified by virtue of his education, experience and training upon request by a duly authorized officer. The consulting relationship began on July 29, 2005, and was to continue for a minimum of four months, and thereafter terminable by either party on 60 days written notice (the “Consulting Period”). Our obligation to pay Mr. Moeller any further consulting fees was to cease upon termination of the Consulting Period.

During the Consulting Period, Mr. Moeller was to receive $8,500 per month in consulting fees, which will be paid every six months. In addition, Mr. Moeller was to receive a fully vested stock option grant for 150,000 shares at fair market value on date of grant, pursuant to our 2004 Stock Incentive Plan.

On September 1, 2005, the Company and Mr. Moeller mutually agreed to terminate the Moeller Consulting Agreement and the Company paid Mr. Moeller for services performed under the Moeller Consulting Agreement through September 1, 2005.

For a description of agreements with persons who currently serve as executive officers but are not included above as Named Executive Officers, see above under “Proposal 1—The Transaction—Interests of Directors, Executive Officers and Affiliates”. Such information is also contained under “Related Party Transactions” in the definitive proxy statement that we filed with the Securities and Exchange Commission on December 12, 2005 relating to our 2005 Annual Meeting of Stockholders.

Director Compensation

Directors do not receive cash compensation for their services as directors but are reimbursed for expenses actually incurred in connection with attending board meetings. During 2005 the Board granted options for Board service to directors as follows:

Name	Option Grants (shares)	Exercise Price per share
Stephen K. Bannon	429,520	$1.63
James G. Ellis	429,520	$1.63
Herbert Hardt	143,173	$1.59

Equity Compensation Plan Information

The following table provides information about the common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of December 31, 2005.

Plan Category	Number of Securities To Be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights(2)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in the Second Column)
Equity Compensation Plans Approved by Shareholders	19,958,408(1)	$1.86	202,500(2)
Equity Compensation Plans Not Approved by Shareholders	142,860(3)	$1.40	0

(1)	Represents 450,250 shares issuable upon exercise of outstanding options granted under the 1997 Stock Option Plan, 5,049,313 shares issuable upon exercise of outstanding options granted under the 2000 Stock Option Plan, 1,000,000 shares issuable upon exercise of outstanding options granted under the 2003 Stock Option Plan, and 7,297,500 issuable upon exercise of outstanding options granted under the 2004 Stock Incentive Plan and represents 6,304,205 issuable upon exercisable of outstanding options granted outside of the Stock Option Plans.
(2)	202,500 available for issuance under the 2004 Stock Incentive Plan.
(3)	Represents warrants issued in lieu of compensation during 2003.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Alex Cappello and Bruce Pompan are Managing Directors of Cappello Capital Corp., investment bankers. At various times during 2005, Alex Cappello served as a director of our company and Bruce Pompan served as a director and officer of our company. In March 2004 (prior to appointment of Messrs. Cappello and Pompan as a director or officer of the Company), we retained Cappello Capital Corp. to perform corporate finance advisory services for a two-year period, involving payment of a monthly retainer fee of $10,000 by us plus reimbursement of expenses. In addition, we agreed to issue to Cappello Capital Corp. or its affiliate a warrant to purchase 2,000,000 shares of common stock at an exercise price of $2.50 per share, one-quarter of which became exercisable on August 24, 2004 and the remainder of which vests in monthly increments thereafter over 15 months. In addition to the above-referenced compensation, since March 2004, we have paid to Cappello Capital Corp. for investment banking services a total of approximately $1 million in cash, 1,548,685 shares of common stock, and warrants to purchase an aggregate of 2,193,380 shares of common stock at exercise prices ranging from $1.58 to $2.78 per share. In addition, Cappello Capital or its affiliates hold warrants to purchase an aggregate of 651,899 shares of common stock at an exercise price of $1.58 per share and 171,675 shares of common stock at an exercise price of $1.75 per share. In July 2005, in connection with an amendment to our engagement letter with Cappello Capital, we reduced the exercise price of the warrant to purchase 2,000,000 shares of common stock from $2.50 per share to $2.20 per share, issued to Cappello Capital an additional 175,000 shares of our common stock and increased the amount payable to Cappello Capital from $10,000 per month to $25,000 for each month, payable in arrears, for services commencing as of June 3, 2005. Effective as of October 12, 2005, the amount payable to Cappello Capital was reduced from $25,000 per month to $0 per month.

On November 1, 2005, we entered into an agreement with Brandissimo! Inc., a company which was co-owned by Mr. Drinkwater, and is currently co-owned by David Snyder. Under this agreement, we have an exclusive “first look” at all Brandissimo owned or controlled children’s projects to be produced for videogram distribution. We will serve as exclusive videogram distributor for all Brandissimo-owned or controlled children’s projects produced or otherwise presented to us during the one-year term of the agreement. Brandissimo will render production services for any and all children’s projects which we finance and produce during the term of the agreement. Over the course of the term, we will pay to Brandissimo a $100,000 non-refundable, non-recoupable overhead fee. Under the agreement, we are entitled to receive a distribution fee equal to 12% to 20% of gross receipts, depending on the products being distributed.

Effective February 1, 2006, Genius Products hired John Mueller as its Chief Financial Officer and Executive Vice President. Mr. Mueller previously served as Senior Vice President of Media and Entertainment Investment Banking for Jefferies & Co., Inc. and was actively involved in providing Jefferies’ services to Genius Products in connection with the pending Transaction with TWC. Genius Products did not discuss any position with Mr. Mueller or determine to hire Mr. Mueller until after Jefferies rendered its fairness opinion to Genius Products in connection with the Transaction.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to us with respect to the beneficial ownership of common stock as of December 12, 2005, by (i) each person who is known by us to own beneficially more than 5% of our common stock, (ii) each of our directors and Named Executive Officers and (iii) all of our executive officers and directors as a group. Except as otherwise listed below, the address of each person is c/o Genius Products, Inc., 740 Lomas Santa Fe, Suite 210, Solana Beach, California 92075. As of December 12, 2005, there were outstanding 60,136,839 shares of our common stock.

	Shares Beneficially Owned (1)
Name of Owner	Number		Percent
Stephen K. Bannon	131,241	(2)	*
Trevor Drinkwater	1,012,500	(3)	1.7%
James G. Ellis	143,172	(4)	*
Herbert Hardt	47,724	(5)	*
Alexander L. Cappello	1,119,480	(6)	1.8%
Klaus Moeller	2,761,918	(7)	4.4%
Michael Meader	2,372,733	(8)	3.8%
Shawn Howie	500,000	(9)	*
John Mueller	0		*
Mark Miller	487,500	(10)	*
Rodney Satterwhite	105,000	(11)	2.5%
David Snyder	0	(12)	0%
All directors and officers as a group (8 persons)	2,604,118	(13)	4.3%
Bonanza Master Fund, Ltd.	4,065,474	(14)	6.67%
Janus Capital Management	6,153,409	(15)	9.99%

*	Represents less than 1% of our common stock.
(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options and warrants currently exercisable or convertible, or exercisable or convertible within 60 days of December 12, 2005, are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. Except as pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned.
(2)	Includes options to purchase 131,241 shares exercisable within 60 days of December 12, 2005. Excludes options to purchase 1,698,279 shares exercisable after that period.
(3)	Includes options to purchase 1,012,500 shares exercisable within 60 days of December 12, 2005. Excludes options to purchase 2,087,500 shares exercisable after that period.
(4)	Includes options to purchase 143,172 shares exercisable within 60 days of December 12, 2005. Excludes options to purchase 286,348 shares exercisable after that period.
(5)	Includes options to purchase 47,724 shares exercisable within 60 days of December 12, 2005. Excludes options to purchase 95,449 shares exercisable after that period.

(6)	Includes (i) options to purchase 190,896 shares exercisable within 60 days of December 12, 2005, and (ii) warrants to purchase 928,584 shares exercisable within 60 days of December 12, 2005. Excludes options to purchase 238,624 shares exercisable after that period.
(7)	Includes 667,343 shares held by or for the benefit of family members of Mr. Moeller, as to which Mr. Moeller disclaims all beneficial interest. Also includes (i) outstanding options to purchase 2,058,685 shares exercisable within 60 days of December 12, 2005 and (ii) warrants to purchase 28,572 shares exercisable within 60 days of December 12, 2005.
(8)	Includes outstanding options to purchase 1,702,000 shares exercisable within 60 days of December 12, 2005. Also includes a warrant to purchase 28,572 shares exercisable within 60 days of December 12, 2005.
(9)	Includes options to purchase 500,000 shares exercisable within 60 days of December 12, 2005. Excludes options to purchase 700,000 shares exercisable after that period.
(10)	Includes options to purchase 487,500 shares exercisable within 60 days of December 12, 2005.
(11)	Includes options to purchase 105,000 shares exercisable within 60 days of December 12, 2005. Excludes options to purchase 375,000 shares exercisable after that period.
(12)	Excludes options to purchase 200,000 shares exercisable after that period.
(13)	Includes outstanding options to purchase 2,604,118 shares exercisable within 60 days of December 12, 2005. Also includes warrants to purchase 928,584 shares exercisable within 60 days of December 12, 2005. Excludes options to purchase 5,236,249 shares exercisable after that period.
(14)	Bonanza Master Fund, Ltd. is managed by Bonanza Capital, Ltd., which is managed by Bonanza Fund Management, Inc. The number of shares indicated includes warrants to purchase 783,829 shares of common stock. The mailing address for Bonanza Master Fund, Ltd. is 300 Crescent Court, Suite 1740, Dallas, Texas 75201.
(15)	The securities reported herein are held by Janus Investment Fund, on behalf of its Series Janus Venture Fund, which is managed by Janus Capital Management. The number of shares includes a warrant to purchase 1,425,000 shares of common stock. However, the warrant provides that the number of shares that may be acquired upon exercise of the warrant is limited to the extent necessary to insure that the total number of shares of common stock then beneficially owned by the warrant holder and its affiliates and any other persons whose beneficial ownership of common stock would be aggregated with the warrant holder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, does not exceed 9.999% of the total number of issued and outstanding shares of common stock (including for such purpose the shares of common stock issuable upon exercise). The mailing address for Janus Investment Fund is c/o Janus Capital Management, 151 Detroit St., Denver, CO 80206.

DESCRIPTION OF SECURITIES

General.

The following description includes the material terms of our common stock. However, it is a summary and is qualified in its entirety by the provisions of our certificate of incorporation, which has been filed as an exhibit to our registration statement of which this prospectus is a part.

Our authorized capital stock consists of 100,000,000 shares of common stock, par value of $.0001 per share, and 10,000,000 shares of preferred stock, par value of $.0001 per share. The preferred stock may be divided into such number of series as our board of directors may determine. Our board of directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of preferred stock, and to fix the number of shares of any series of preferred stock and the designation of any such series of preferred stock. As long as they stay within the limits and restrictions of any prior resolution or resolutions originally fixing the number of shares constituting any series of preferred stock, our board of directors may increase or decrease (but not below the number of shares of such series outstanding at that time) the number of shares of any series subsequent to the issue of shares of that series. Our board of directors has not made any designations regarding the preferred stock and no preferred stock has been issued to date.

We had 60,438,154 shares of common stock issued and outstanding as of December 31, 2005. As of such date, we also reserved 38,776,469 shares of common stock for issuance pursuant to exercise of: (i) 11,706,417 stock options issued to employee and consultants; and (ii) 27,070,052 warrants (including warrants whose underlying shares are being registered for resale hereunder). Each issued and outstanding share is fully paid and non-assessable. No pre-emptive rights exist with respect to any of our common stock. Holders of shares of our common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of shares of our common stock have no cumulative voting rights. Holders of shares of our common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by our board of directors in its discretion, from funds legally available for any such dividends. In the event of a liquidation, dissolution or winding up of our company, the holders of shares of our common stock are entitled to their pro rata share of all assets remaining after payment in full of all liabilities.

Anti-Takeover Provisions.

Provisions of Delaware law and our certificate of incorporation and bylaws could make our acquisition by means of a tender offer, a proxy contest or otherwise, and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Delaware Law. We are subject to Section 203 of the Delaware General Corporation Law. Under this provision, we may not engage in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

•	prior to that date our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction began; or

•	on or following that date, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to some exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our certificate of incorporation and bylaws provide that we will indemnify all of our directors and officers to the fullest extent permitted by Delaware law. Our certificate of incorporation and bylaws also authorize us to indemnify our employees and other agents, at our option, to the fullest extent permitted by Delaware law. We believe that these provisions and agreements will assist us in attracting and retaining qualified persons to serve as directors and officers.

Delaware law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation provides for the elimination of personal liability of a director for breach of fiduciary duty to the extent permitted by Delaware law.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our company in accordance with the provisions contained in our charter documents, Delaware law or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against these liabilities, other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act, and we will follow the court’s determination.

We maintain insurance on behalf of our officers and directors, insuring them against liabilities that they may incur in such capacities or arising out of this status.

PLAN OF DISTRIBUTION

Plan of Distribution

The Selling Stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker dealer solicits Investors;

•	block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker dealer as principal and resale by the broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this Registration Statement is declared effective by the Commission;

•	broker dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker dealers engaged by the Selling Stockholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon the Company being notified in writing by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of Common Stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of Common Stock were sold, (iv)the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon the Company being notified in writing by a Selling Stockholder that a donee or pledgee intends to sell more than 500 shares of Common Stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The Selling Stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders and any broker dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Securities will be paid by the Selling Stockholder and/or the purchasers. Each Selling Stockholder has represented and warranted to the Company that it acquired the securities subject to this registration statement in the ordinary course of such Selling Stockholder’s business and, at the time of its purchase of such securities such Selling Stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

The Company has advised each Selling Stockholder that it may not use shares registered on this Registration Statement to cover short sales of Common Stock made prior to the date on which this Registration Statement shall have been declared effective by the Commission. If a Selling Stockholder uses this prospectus for any sale of the Common Stock, it will be subject to the prospectus delivery requirements of the Securities Act. The Selling Stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Stockholders in connection with resales of their respective shares under this Registration Statement.

The Company is required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the Common Stock. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

SELLING STOCKHOLDERS

We are registering, on behalf of the selling Stockholders, 16,542,439 shares of common stock, par value $0.0001 per share, and an additional 5,080,001 shares of common stock issuable upon exercise of warrants. The following table sets forth, as of December 31, 2005, the name of each of the Selling Stockholders, the number of shares of common stock (including shares issuable upon exercise of warrants) that each Selling Stockholder owns, the number of shares of common stock (including shares issuable upon exercise of warrants) owned by each Selling Stockholder that may be offered for sale from time to time by this prospectus, and the number of shares of common stock (including shares issuable upon exercise of warrants) to be held by each Selling Stockholder assuming the sale of all the common stock being registered hereby.

Some of the Selling Stockholders may distribute their shares, from time to time, to their limited and/or general partners and members, who may sell shares pursuant to this prospectus. Each Selling Stockholder may also transfer shares owned by it, and upon any such transfer the transferee may have the same right of sale as the Selling Stockholder. None of the Selling Stockholders has had a material relationship with us within the past three years other than as a result of the ownership of our common stock, except as set forth in the next paragraph. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

The common stock being registered hereby and the underlying warrants were acquired from us in transactions which were exempt from the registration requirements of the Securities Act provided by Section 4(2) thereof.

Name of Selling Stockholder	Number of Shares Being Offered	Shares Beneficially Owned Prior to the Offering (1)		Shares Beneficially Owned After the Offering(1) (2)
		Number	%	Number	%
Janus Investment Fund, On Behalf of its Series Janus Venture Fund(3)	6,175,000	6,175,000	9.98	0	0
Ardsley Offshore Fund, Ltd.(4)	1,243,125	1,243,125	2.05	0	0
Ardsley Partners Fund II, L.P.(5)	966,875	966,875	1.59	0	0
Ardsley Partners Institutional Fund, L.P.(6)	552,500	552,500	*	0	0
JMG Capital Partners, L.P.(7)	975,000	975,000	1.61	0	0
JMG Triton Offshore Fund, Ltd.(8)	975,000	975,000	1.61	0	0
SRB Greenway Capital (QP), L.P.(9)	823,836	823,836	1.36	0	0
WS Opportunity Fund International, Ltd.(10)	268,060	268,060	*	0	0
WS Opportunity Fund, L.P.(11)	194,805	194,805	*	0	0
WS Opportunity Fund (QP), L.P.(12)	187,135	187,135	*	0	0
Walker Smith International Fund, Ltd.(13)	148,850	148,850	*	0	0
SRB Greenway Capital, L.P.(14)	123,193	123,193	*	0	0
Walker Smith Capital (QP), L.P.(15)	104,390	104,390	*	0	0
SRB Greenway Offshore Operating Fund, L.P.(16)	62,971	62,971	*	0	0
HHMI Investments, L.P.(17)	54,600	54,600	*	0	0
Walker Smith Capital, L.P.(18)	17,160	17,160	*	0	0
Magnetar Capital Master Fund, Ltd.(19)	1,787,500	3,468,432	5.70	1,680,932
J. Caird Investors (Bermuda) L.P.(20)	965,540	965,540	1.59	0	0
J. Caird Partners, L.P.(21)	891,960	891,960	1.47	0	0
Forest Hill Select Fund, L.P.(22)	608,888	608,888	1.01	0	0
Forest Hill Select Offshore, Ltd.(23)	366,113	366,113	*	0	0
Bonanza Master Fund Ltd.(24)	1,027,500	4,065,474	6.72	3,037,974	4.98
George Brown Bolton(25)	650,000	2,150,000	3.55	1,500,000	2.48
Lagunitas Partners L.P.(26)	292,500	445,117	*	152,617	*
Gruber & McBaine International(27)	130,000	165,314	*	35,314	*
Firefly Partners L.P.(28)	97,500	125,100	*	27,600	*
Jon D. Gruber & Linda W. Gruber Trust(29)	97,500	127,100	*	29,600	*
J. Patterson McBaine(30)	32,500	39,643	*	7,143	*
Brightleaf Partners L.P.(31)	342,500	417,500	*	75,000	*
Sunrise Equity Partners, L.P.(32)	325,000	488,500	*	163,500	*
Smithfield Fiduciary LLC(33)	325,000	325,000	*	0	0
Manchester Explorer, L.P.(34)	162,500	162,500	*	0	0
Lindsey & Company, Inc.(35)	410,402	410,402	*	0	0
JLF Offshore Fund, LTD(36)	60,130	1,310,450	2.17	1,250,320	2.07
JLF Partners I, LP(37)	41,720	815,830	1.35	774,110	1.28
JLF Partners II, LP(38)	3,150	67,248	*	64,098	*
Roth Capital Partners(39)	132,037	132,037	*	0	0
TOTAL	21,622,440	30,240,648	50.33%	8,798,208	14.56%

*	Represents less than 1% of our common stock.
(1)	The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right. Shares of common stock issuable upon exercise of warrants within 60 days of December 31, 2005, are deemed to be beneficially owned by the persons holding the warrants for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage. Unless otherwise indicated below or in the table entitled “Security Ownership Of Certain Beneficial Owners And Management”, each person has sole voting and investment power with respect to the shares shown as beneficially owned. Percentage of beneficial ownership is based on 60,438,154 shares of common stock outstanding as of December 31, 2005.
(2)	Assumes that each selling stockholder sells all shares registered under this registration statement. However, to our knowledge, there are no agreements, arrangements or understandings with respect to the sale of any of our common stock, and each selling stockholder may decide not to sell his shares that are registered under this registration statement.
(3)	Represents 4,750,000 shares of our common stock and 1,425,000 shares of our common stock issuable upon exercise of warrants. The portfolio manager of Janus Venture Fund is William H. Bales who holds voting and dispositive power for the shares held by Janus Investment Fund, On Behalf of its Series Janus Venture Fund. Mr. Bales disclaims beneficial ownership except to the extent of his pecuniary interest therein.
(4)	Represents 956,250 shares of our common stock and 286,875 shares of our common stock issuable upon exercise of warrants. The investment manager of Ardsely Offshore Fund, Ltd. is Ardsley Partners. Steven Napoli is the partner of Ardsley Partners who holds voting and dispositive power for the shares held by Ardsley Offshore, Ltd. Mr. Napoli disclaims beneficial ownership except to the extent of his pecuniary interest therein.
(5)	Represents 743,750 shares of our common stock and 223,125 shares of our common stock issuable upon exercise of warrants. The general partner of Ardsley Partners Fund II, L.P. is Ardsley Partners. Steven Napoli is the partner of Ardsley Partners who holds voting and dispositive power for the shares held by Ardsley Partners Fund II, L.P. Mr. Napoli disclaims beneficial ownership except to the extent of his pecuniary interest therein.
(6)	Represents 425,000 shares of our common stock and 127,500 shares of our common stock issuable upon exercise of warrants. The general partner of Ardsley Partners Institutional Fund, L.P. is Ardsley Partners. Steven Napoli is the partner of Ardsley Partners who holds voting and dispositive power for the shares held by Ardsley Partners Institutional Fund, L.P. Mr. Napoli disclaims beneficial ownership except to the extent of his pecuniary interest therein.
(7)	Represents 750,000 shares of our common stock and 225,000 shares of our common stock issuable upon exercise of warrants. The general partner of JMG Capital Partners, L.P. is JMG Capital Management, LLC. JMG Capital Management, LLC has voting and dispositive power for shares held by JMG Capital Partners, L.P. The equity interests of JMG Capital Management, LLC are owned by JMG Capital Management, Inc. and Asset Alliance Holding Corp. Jonathan M. Glaser is the Executive Officer and Director of JMG Capital Management, Inc. and has sole investment discretion over securities held by JMG Capital Partners, L.P. Mr. Glaser disclaims beneficial ownership except to the extent of his pecuniary interest therein.
(8)	Represents 750,000 shares of our common stock and 225,000 shares of our common stock issuable upon exercise of warrants. The investment manager of JMG Triton Offshore Fund, Ltd. is Pacific Assets Management LLC. Pacific Assets Management LLC has voting and dispositive power for shares held by JMG Triton Offshore Fund, Ltd. The equity interests of Pacific Assets Management LLC are owned by Pacific Capital Management, Inc. and Asset Alliance Holding Corp. The equity interests of Pacific Capital Management, Inc. are owned by Roger Richter, Jonathan M. Glaser and Daniel A. David. Messrs. Glaser and Richter have sole investment discretion over securities held by JMG Triton Offshore Fund, Ltd. Messrs. Glaser and Richter each disclaims beneficial ownership except to the extent of his pecuniary interest therein.
(9)	Represents 610,087 shares of our common stock and 213,749 shares of our common stock issuable upon exercise of warrants. The general partner of SRB Greenway Capital (QP), L.P. is SRB Management, L.P. The general manager of SRB Management, L.P. is BC Advisors, L.L.C. Steven R. Becker is the member of BC Advisors, L.L.C. who holds voting and dispositive power for the shares held by SRB Greenway Capital (QP), L.P. Mr. Becker disclaims beneficial ownership except to the extent of his pecuniary interest therein.
(10)	Represents 206,200 shares of our common stock and 61,860 shares of our common stock issuable upon exercise of warrants. The agent and attorney-in-fact for WS Opportunity Fund International, Ltd. is WS Ventures Management, L.P. The general partner of WS Ventures Management, L.P. is WSV Management, LLC. Patrick A. Walker, Reid S. Walker and G. Stacy Smith are the members of WSV Management, LLC who hold voting and dispositive power for the shares held by WS Opportunity Fund International, Ltd. Each of Messrs. Walker, Walker and Smith disclaims beneficial ownership except to the extent of his pecuniary interest therein.
(11)	Represents 149,850 shares of our common stock and 44,955 shares of our common stock issuable upon exercise of warrants. The general partner for WS Opportunity Fund, L.P. is WS Ventures Management, L.P. The general partner of WS Ventures Management, L.P. is WSV Management, LLC. Patrick A. Walker, Reid S. Walker and G. Stacy Smith are the members of WSV Management, LLC who hold voting and dispositive power for the shares held by WS Opportunity Fund, L.P. Each of Messrs. Walker, Walker and Smith disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(12)	Represents 143,950 shares of our common stock and 43,185 shares of our common stock issuable upon exercise of warrants. The general partner for WS Opportunity Fund (QP), L.P. is WS Ventures Management, L.P. The general partner of WS Ventures Management, L.P. is WSV Management, LLC. Patrick A. Walker, Reid S. Walker and G. Stacy Smith are the members of WSV Management, LLC who hold voting and dispositive power for the shares held by WS Opportunity Fund (QP), L.P. Each of Messrs. Walker, Walker and Smith disclaims beneficial ownership except to the extent of his pecuniary interest therein.
(13)	Represents 114,500 shares of our common stock and 34,350 shares of our common stock issuable upon exercise of warrants. The agent and attorney-in-fact for Walker Smith International Fund, Ltd. is WS Capital Management, L.P. The general partner of WS Capital Management, L.P. is WS Capital, L.L.C. Reid S. Walker and G. Stacy Smith are the members of WS Capital, L.L.C. who hold voting and dispositive power for the shares held by Walker Smith International Fund, Ltd. Each of Messrs. Walker and Smith disclaims beneficial ownership except to the extent of his pecuniary interest therein.
(14)	Represents 91,474 shares of our common stock and 31,719 shares of our common stock issuable upon exercise of warrants. The general partner of SRB Greenway Capital, L.P. is SRB Management, L.P. The general manager of SRB Management, L.P. is BC Advisors, L.L.C. Steven R. Becker is the member of BC Advisors, L.L.C. who holds voting and dispositive power for the shares held by SRB Greenway Capital, L.P. Mr. Becker disclaims beneficial ownership except to the extent of his pecuniary interest therein.
(15)	Represents 80,300 shares of our common stock and 24,090 shares of our common stock issuable upon exercise of warrants. The general partner for Walker Smith Capital (QP), L.P. is WS Capital Management, L.P. The general partner of WS Capital Management, L.P. is WS Capital, L.L.C. Reid S. Walker and G. Stacy Smith are the members of WS Capital, L.L.C. who hold voting and dispositive power for the shares held by Walker Smith Capital (QP), L.P. Each of Messrs. Walker and Smith disclaims beneficial ownership except to the extent of his pecuniary interest therein.
(16)	Represents 48,439 shares of our common stock and 14,532 shares of our common stock issuable upon exercise of warrants. The general partner of SRB Greenway Offshore Operating Fund, L.P. is SRB Management, L.P. The general manager of SRB Management, L.P. is BC Advisors, L.L.C. Steven R. Becker is the member of BC Advisors, L.L.C. who holds voting and dispositive power for the shares held by SRB Greenway Offshore Operating Fund, L.P. Mr. Becker disclaims beneficial ownership except to the extent of his pecuniary interest therein.
(17)	Represents 42,000 shares of our common stock and 12,600 shares of our common stock issuable upon exercise of warrants. The investment manager for HHMI Investments, L.P. is WS Capital Management, L.P. The general partner of WS Capital Management, L.P. is WS Capital, L.L.C. Reid S. Walker and G. Stacy Smith are the members of WS Capital, L.L.C. who hold voting and dispositive power for the shares held by HHMI Investments, L.P. Each of Messrs. Walker and Smith disclaims beneficial ownership except to the extent of his pecuniary interest therein.
(18)	Represents 13,200 shares of our common stock and 3,960 shares of our common stock issuable upon exercise of warrants. The general partner for Walker Smith Capital, L.P. is WS Capital Management, L.P. The general partner of WS Capital Management, L.P. is WS Capital, L.L.C. Reid S. Walker and G. Stacy Smith are the members of WS Capital, L.L.C. who hold voting and dispositive power for the shares held by Walker Smith Capital, L.P. Each of Messrs. Walker and Smith disclaims beneficial ownership except to the extent of his pecuniary interest therein.
(19)	Represents 1,375,000 shares of our common stock and 412,500 shares of our common stock issuable upon exercise of warrants. The investment manager for Magnetar Capital Master Fund, Ltd. is Magnetar Financial LLC. Magnetar Financial LLC is the investment advisor of Magnetar Capital Master Fund, Ltd (“Magnetar Master Fund”) and consequently has voting control and investment discretion over securities held by Magnetar Master Fund. Magnetar Financial LLC disclaims beneficial ownership of the shares held by Magnetar Master Fund. Alec Litowitz has voting control over Magnetar Capital Partners LLC, the sole managing member of Magnetar Financial LLC. As a result, Mr. Litowitz may be considered the beneficial owner of any shares deemed to be beneficially owned by Magnetar Financial LLC. Mr. Litowitz disclaims beneficial ownership of these shares.
(20)	Represents 715,800 shares of our common stock and 249,740 shares of our common stock issuable upon exercise of warrants. Wellington Management Company, LLP (“Wellington”) is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and acts as investment sub-adviser to this selling security holder. In such capacity, Wellington holds voting and dispositive power over the shares held by this selling security holder and, therefore, is deemed to share beneficial ownership over those shares.
(21)	Represents 659,200 shares of our common stock and 232,760 shares of our common stock issuable upon exercise of warrants. Wellington Management Company, LLP (“Wellington”) is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and acts as investment adviser to this selling security holder. In such capacity, Wellington holds voting and dispositive power over the shares held by this selling security holder and, therefore, is deemed to share beneficial ownership over those shares.
(22)	Represents 468,375 shares of our common stock and 140,513 shares of our common stock issuable upon exercise of warrants. The general partner of Forest Hill Select Fund, L.P. is Forest Hill Capital, LLC. The manager of Forest Hill Capital, LLC is Mark A. Lee who holds voting and dispositive power for the shares held by Forest Hill Select Fund, L.P. Mr. Lee disclaims beneficial ownership except to the extent of his pecuniary interest therein.
(23)	Represents 281,625 shares of our common stock and 84,488 shares of our common stock issuable upon exercise of warrants. The investment manager of Forest Hill Select Offshore, Ltd. is Forest Hill Capital, LLC. The President of Forest Hill Capital, LLC is Mark A. Lee who holds voting and dispositive power for the shares held by Forest Hill Select Offshore, Ltd. Mr. Lee disclaims beneficial ownership except to the extent of his pecuniary interest therein.
(24)	Represents 750,000 shares of our common stock and 277,500 shares of our common stock issuable upon exercise of warrants. The general partner of Bonanza Master Fund Ltd. is Bonanza Fund Management LLC. The President of Bonanza Fund Management LLC is Bernay Box who holds voting and dispositive power for the shares held by Bonanza Master Fund Ltd. Mr. Box disclaims beneficial ownership except to the extent of his pecuniary interest therein.
(25)	Represents 500,000 shares of our common stock and 150,000 shares of our common stock issuable upon exercise of warrants.
(26)	Represents 225,000 shares of our common stock and 67,500 shares of our common stock issuable upon exercise of warrants. The general partner of Lagunitas Partners L.P. is Gruber & McBaine Cap. Mgmt. Jon D. Gruber and J. Patterson McBaine, as managers of Gruber & McBaine Cap. Mgmt., hold voting and dispositive power for the shares held by Lagunitas Partners L.P. Each of Messrs. Gruber and McBaine disclaims beneficial ownership except to the extent of his pecuniary interest therein.
(27)	Represents 100,000 shares of our common stock and 30,000 shares of our common stock issuable upon exercise of warrants. The Investment Advisor to Gruber & McBaine International is Gruber & McBaine Cap. Mgmt. Jon D. Gruber and J. Patterson McBaine, as managers of Gruber & McBaine Cap. Mgmt., hold voting and dispositive power for the shares held by Gruber & McBaine International. Each of Messrs. Gruber and McBaine disclaims beneficial ownership except to the extent of his pecuniary interest therein.
(28)	Represents 75,000 shares of our common stock and 22,500 shares of our common stock issuable upon exercise of warrants. The general partner of Firefly Partners L.P. is Gruber & McBaine Cap. Mgmt. Jon D. Gruber and J. Patterson McBaine, as managers of Gruber & McBaine Cap. Mgmt., hold voting and dispositive power for the shares held by Firefly Partners L.P. Each of Messrs. Gruber and McBaine disclaims beneficial ownership except to the extent of his pecuniary interest therein.
(29)	Represents 75,000 shares of our common stock and 22,500 shares of our common stock issuable upon exercise of warrants. The trustee of the Jon D. Gruber and Linda W. Gruber Trust is Jon D. Gruber who holds voting and dispositive power for the shares held by the Jon D. Gruber and Linda W. Gruber Trust. Mr. Gruber disclaims beneficial ownership except to the extent of his pecuniary interest therein.
(30)	Represents 25,000 shares of our common stock and 7,500 shares of our common stock issuable upon exercise of warrants.
(31)	Represents 250,000 shares of our common stock and 92,500 shares of our common stock issuable upon exercise of warrants. The general partner of Brightleaf Partners L.P. is Brightleaf Management LP. The general partner of Brightleaf Management LP is Brightleaf Capital LLC. John J. Pinto and Evan L. Jones are the managing partners of Brightleaf Capital who hold voting and dispositive power for the shares held by Brightleaf Partners L.P. Mr. Pinto and Mr. Jones disclaim beneficial ownership except to the extent of their pecuniary interest therein.
(32)	Represents 250,000 shares of our common stock and 75,000 shares of our common stock issuable upon exercise of warrants. Level Counter, LLC is the sole general partner of Sunrise Equity Partners, L.P. The managers of Level Counter, LLC are Marilyn Adler, Nathan Low and Amnon Mandelbaum who together hold voting and dispositive power for the shares held by Sunrise Equity Partners, L.P. Each of Ms. Adler, Mr. Low and Mr. Mandelbaum disclaim beneficial ownership except to the extent of his or her pecuniary interest therein.
(33)	Represents 250,000 shares of our common stock and 75,000 shares of our common stock issuable upon exercise of warrants. Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and has voting control and investment discretion over securities held by Smithfield Fiduciary LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC and Messrs. Dubin and Swieca disclaims beneficial ownership of the securities held by Smithfield Fiduciary LLC.
(34)	Represents 125,000 shares of our common stock and 37,500 shares of our common stock issuable upon exercise of warrants. The general partner of Machester Explorer, L.P. is Manchester Management, LLC. James E. Besser is the partner of Manchester Management, LLC who holds voting and dispositive power for the shares held by Manchester Explorer, L.P. Mr. Besser disclaims beneficial ownership except to the extent of his pecuniary interest therein.
(35)	Represents 410,402 shares of our common stock. Lary Lindsey is the President, and Paul Bova is the Managing Partner of Lindsey & Company, Inc. Messrs Lindsey and Bova share voting and dispositive power over the shares held by Lindsey & Company, Inc.. Each of Messrs. Lindsey and Bova disclaim beneficial ownership of the securities held by Lindsey & Company, Inc. except to the extent of their pecuniary interest therein.
(36)	Represents 60,130 shares of our common stock issuable upon exercise of warrants. Jeffrey L. Feinberg is the managing member of JLF Asset Management, L.L.C. As the investment manager of JLF Offshore Fund, Ltd., JLF Asset Management, L.L.C. has the power to vote and/or dispose of those shares of common stock held by JLF Offshore Fund, Ltd. and accordingly, may be deemed to be the beneficial owner of such shares.
(37)	Represents 41,720 shares of our common stock issuable upon exercise of warrants. Jeffrey L. Feinberg is the managing member of JLF Asset Management, L.L.C. As the investment manager of JLF Partners I, LP, JLF Asset Management, L.L.C. has the power to vote and/or dispose of those shares of common stock held by JLF Partners I, LP and accordingly, may be deemed to be the beneficial owner of such shares.
(38)	Represents 3,150 shares of our common stock issuable upon exercise of warrants. Jeffrey L. Feinberg is the managing member of JLF Asset Management, L.L.C. As the investment manager of JLF Partners II, LP, JLF Asset Management, L.L.C. has the power to vote and/or dispose of those shares of common stock held by JLF Partners II, LP and accordingly, may be deemed to be the beneficial owner of such shares.
(39)	Represents 132,037 shares of our common stock. Byron Roth is the Chief Executive Officer, and Gordon Roth is the Chief Financial Officer of Roth Capital Partners. They share voting and dispositive power for the shares held by Roth Capital Partners, and disclaim beneficial ownership except to the extent of their pecuniary interest therein.

LEGAL MATTERS

The validity of the shares of common stock being offered hereby will be passed upon for us by Morrison & Foerster LLP, Los Angeles, California.

EXPERTS

Our audited financial statements at December 31, 2004 appearing in this prospectus and registration statement have been audited by Singer Lewak Greenbaum and Goldstein, LLP, and the 2003 and 2002 financial statements have been audited by Cacciamatta Accountancy Corporation, as set forth on their report thereon appearing elsewhere in this prospectus, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

AVAILABLE INFORMATION

This prospectus constitutes the prospectus of our company, filed as part of the registration statement, and it does not contain all information in the registration statement, as certain portions have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission, or the SEC.

We are subject to the informational requirements of the Securities Exchange Act of 1934, which requires us to file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected at the public reference room of the SEC at Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549. Copies of such material can be obtained from the facility at prescribed rates. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference room. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC’s Internet website at http://www.sec.gov or our website at http://www.GeniusProducts.com. Information contained in our website is not part of this prospectus.

Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of our contract or other document we have filed as an exhibit to the registration statement for complete information.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

We furnish our stockholders with annual reports containing audited financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Genius Products, Inc.

We have audited the accompanying consolidated statements of operations, stockholders’ equity, and cash flows of Genius Products, Inc. and Subsidiary (the “Company”) for each of the years in the two-year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations, changes in stockholders’ equity, and cash flows of the Company for each of the years in the two-year period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ Cacciamatta Accountancy Corporation

Irvine, California

March 19, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Genius Products, Inc.

Solana Beach, California

We have audited the consolidated balance sheet of Genius Products, Inc. and subsidiary as of December 31, 2004, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Genius Products, Inc. and subsidiary as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ Singer Lewak Greenbaum & Goldstein, LLP

Los Angeles, California

February 24, 2005

GENIUS PRODUCTS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2004	December 31, 2003
ASSETS
Current assets:
Cash and equivalents	$1,223,881	$941,332
Accounts receivable, net of allowance for doubtful accounts and sales returns of $1,542,805, and $182,597 respectively	3,615,073	1,321,998
Inventories, net of obsolescence allowance $474,358 and $0 respectively	3,473,483	830,284
Prepaid royalties	1,042,120	376,043
Prepaid expenses	312,046	533,150

Total current assets	9,666,603	4,002,807
Property and equipment, net of accumulated depreciation of $215,194 and $143,941 respectively	264,989	140,962
Production masters, net of accumulated amortization of $805,891 and $372,601 respectively	2,825,426	1,186,247
Deposits and other	239,148	245,112

	$12,996,166	$5,575,128

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$7,329,218	$1,081,614
Accrued payroll and related expenses	259,366	65,772
Debentures payable	50,750	50,750
Accrued expenses	229,800	133,429
Redeemable common stock	395,172	490,932
Payable on terminated contract	300,000	300,000
Notes payable, net of unamortized discount of $419,923	—	730,077

Total current liabilities	8,564,306	2,852,574
Commitments and contingencies	—	—
Stockholders’ equity
Preferred stock, $.001 par value; 10,000,000 shares authorized; 0 shares outstanding	—	—
Common stock, $.001 par value; 50,000,000 shares authorized; 25,208,512 and 20,658,425 shares outstanding	25,209	20,658
Additional paid-in capital	25,984,012	21,029,331
Subscription receivable	—	(2,796,242)
Accumulated deficit	(21,577,361)	(15,531,193)

Total stockholders’ equity	4,431,860	2,722,554

	$12,996,166	$5,575,128

The accompanying notes are an integral part of these consolidated financial statements.

GENIUS PRODUCTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	FOR THE YEAR ENDED DECEMBER 31
	2004	2003	2002
Revenues:
Audio	$2,946,237	$2,149,096	$1,704,913
DVD and VHS	15,967,711	876,285	39,609
Royalties, licensing and other	420,299	456,110	873,315

Gross revenues	19,334,247	3,481,491	2,617,837
Sales returns, discounts and allowances	(2,704,315)	(412,985)	(474,137)

Net revenues	16,629,932	3,068,506	2,143,700
Costs and expenses:
Cost of revenues:
Audio	1,185,112	1,081,149	801,594
DVD and VHS	11,447,806	466,384	14,828
Royalties, licensing and other	325,248	259,463	562,018
Amortization of Production Masters	681,404	204,493	149,763
Warehouse expenses	253,864	138,021	63,344

Total Costs of revenues	13,893,434	2,149,510	1,591,547
Operating expenses:
Product development	956,521	428,465	384,883
Sales and marketing	2,166,785	1,020,860	382,465
General and administrative	5,107,547	2,081,651	2,536,878

Total costs and expenses	22,124,287	5,680,486	4,895,773
Loss from operations	(5,494,355)	(2,611,980)	(2,752,073)
Other income (expense)	(8,562)	14,125	6,131
Interest expense	(542,451)	(144,021)	(41,340)

Loss before provision for income taxes	(6,045,368)	(2,741,876)	(2,787,282)
Provision for income taxes	(800)	(800)	(800)

Net loss	$(6,046,168)	$(2,742,676)	$(2,788,082)

Basic and diluted loss per common share:
Net loss per share	$(0.25)	$(0.16)	$(0.20)

Basic and diluted weighted average common shares	23,826,584	17,574,405	13,838,743

The accompanying notes are an integral part of these consolidated financial statements.

GENIUS PRODUCTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Stock Subscription Receivable	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
Balance, December 31, 2001	6,183,756	$6,184	$9,292,867	$0	$(10,000,435)	$(701,384)
Shares issued in private placement, net of offering costs	5,146,267	5,147	3,193,253	—	—	3,198,400
Debt conversion	446,410	446	280,792	—	—	281,238
Shares issued for compensation	305,716	306	209,694	—	—	210,000
Shares issued for services	223,251	223	267,403	—	—	267,626
Exercise of stock options	57,580	58	25,142	—	—	25,200
Stock option costs	—	—	560,362	—	—	560,362
Stock subscription receivable	3,507,700	3,507	2,502,893	(2,506,400)	—	—
Interest on subscriptions Receivable	—	—	139,458	(139,458)	—	—
Net loss	—	—	—	—	(2,788,082)	(2,788,082)

Balance, December 31, 2002	15,870,680	$15,871	$16,471,864	$(2,645,858)	$(12,788,517)	$1,053,360
Shares issued in private placement, net of offering costs	3,836,786	3,837	2,614,943	—	—	2,618,780
Debt conversion	10,000	10	9,990	—	—	10,000
Shares issued for compensation	142,860	143	99,857	—	—	100,000
Shares issued for services	217,847	217	174,283	—	—	174,500
Exercise of stock options	159,330	159	121,219	—	—	121,378
Stock option costs	—	—	430,655	—	—	430,655
Shares issued for payment of DVD remastering costs	350,000	350	349,650	—	—	350,000
Shares issued for option to Acquire	70,922	71	99,929	—	—	100,000
Interest on subscriptions Receivable	—	—	150,384	(150,384)	—	—
Warrants issued with notes Payable	—	—	506,557	—	—	506,557
Net loss	—	—	—	—	(2,742,676)	(2,742,676)

Balance, December 31, 2003	20,658,425	$20,658	$21,029,331	$(2,796,242)	$(15,531,193)	$2,722,554
Shares issued in private placement, net of offering costs	5,000,000	5,000	6,414,968	—	—	6,419,968
Exercise of warrants for cash	217,500	218	136,808	—	—	137,026
Cashless exercise of warrants	478,719	509	(509)	—	—	0
Issue of warrants for services rendered or to be rendered	—	—	1,339,412	—	—	1,339,412
Shares issued for services rendered	57,994	28	62,772	—	—	62,800
Exercise of options	169,400	169	171,851	—	—	172,020
Cancel shares issued for payment of DVD remastering costs	(350,000)	(350)	(349,650)	—	—	(350,000)
Shares canceled/rescinded	(12,226)	(12)	12	—	—	0
Other adjustment	(1,943)	(2)	2	—	—	0
Payoff subscription receivable	(1,009,354)	(1,009)	(2,820,985)	2,796,242	—	(25,752)
Net loss	—	—	—	—	(6,046,168)	(6,046,168)

Balance, December 31, 2004	25,208,512	$25,209	$25,984,012	$0	$(21,577,361)	$4,431,860

The accompanying notes are an integral part of these consolidated financial statements.

GENIUS PRODUCTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	FOR THE YEAR ENDED DECEMBER 31
	2004	2003	2002
Cash flows from operating activities:
Net loss	$(6,046,168)	$(2,742,676)	$(2,788,082)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	762,299	300,283	243,468
Write-off of production masters	—	—	16,055
Change in allowance for doubtful accounts and provision for returns	1,360,208	112,597	(26,000)
Shares issued for services rendered	62,800	174,500	194,026
Warrants issued for services rendered or to be rendered	1,339,412	430,655	560,362
Stock issued for the remastering of movies on DVD	—	350,000	—
Stock issued for compensation	—	100,000	210,000
Interest expense on redeemable common stock	21,602	25,155	25,731
Amortization of discount on notes payable	419,923	86,634	—
Changes in assets and liabilities:
(Increase) decrease in:
Accounts receivable	(3,653,284)	(1,147,870)	120,783
Inventories	(2,643,199)	(570,025)	(136,948)
Prepaid royalties	(666,077)	(209,519)	(166,524)
Prepaid expenses and deposits	195,055	(480,898)	(2,481)
Development of production masters	(2,320,582)	(945,063)	(463,728)
Increase (decrease) in:
Accounts payable	5,897,604	849,542	(613,510)
Accrued payroll & related items	193,594	21,613	(53,378)
Accrued expenses and other	96,371	6,518	273,484

Net cash used by operating activities	(4,980,442)	(3,638,554)	(2,606,742)

Cash flows from investing activities:
Patents and trademarks	(3,380)	(32,424)	(63,646)
Purchase of property and equipment	(195,280)	(23,841)	(117,801)

Net cash used in investing activities	(198,660)	(56,265)	(181,447)

Cash flows from financing activities:
Proceeds from issuance of convertible debentures	—	—	10,000
Proceeds from notes payable	—	1,150,000	281,238
Payments on notes payable	(1,150,000)	—	—
Purchase of redeemable common stock	(117,362)	—	(8,654)
Proceeds from exercise of options and warrants	309,045	121,378	25,200
Proceeds from issuance of common stock, net of offering costs	6,419,968	2,618,780	3,198,400

Net cash provided by financing activities	5,461,651	3,890,158	3,506,184

Net increase (decrease) in cash and equivalents	282,549	195,339	717,995
Cash at beginning of period	941,332	745,993	27,998

Cash at end of period	$1,223,881	$941,332	$745,993

Non-cash investing and financing activities:
Repayment of officer loans by return of common stock	$25,751	—	—
Repayment of notes receivable by return of common stock	$2,796,242	—	—
Shares issued for Notes Receivable, including interest	—	$150,384	$2,645,858
Production masters purchased for shares	—	—	$73,600
Loans converted into common stock	—	—	$281,238
Issuance of common stock for an option to acquire	—	$100,000	—
Conversion of debenture to common stock	—	$10,000	—
Supplemental Disclosure of Cash Flow Information:
Cash paid for:
Interest	151,532	—	14,894
Income tax	800	800	800

The accompanying notes are an integral part of these consolidated financial statements.

GENIUS PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

Note 1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business. We were incorporated in the State of Nevada on January 8, 1996 under the name Salutations, Inc. (“Salutations”). In September 1997, Salutations acquired all of the outstanding shares of a company called International Trade and Manufacturing Corporation (“ITM”), a Nevada corporation founded in 1992. Immediately after the acquisition, Salutations assumed all of the operations and businesses of ITM and changed its name to International Trading and Manufacturing Corporation (“ITMC”). In October 1999, we changed our name from International Trading and Manufacturing Corporation to Genius Products, Inc. to reflect our primary business of producing, publishing and distributing audio and video products. On March 2, 2005, Genius Products, Inc. changed its state of incorporation from the State of Nevada to the State of Delaware through a merger with a newly formed subsidiary in Delaware. The Company is engaged primarily in producing, publishing and distributing digital video discs (“DVDs”), videos (“VHS”) and compact discs (“CDs”). Our products are marketed under both proprietary and licensed brands. We sell directly to major retailers and to third party distributors. We also sell our products through various websites on the Internet, including our own website at www.geniusproducts.com.

Principles of consolidation. The consolidated financial statements include the accounts of Genius Products, Inc., and its wholly owned subsidiary (Sanuk Corporation), which is inactive. All significant inter-company transactions and accounts have been eliminated in consolidation.

Use of estimates. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and equivalents. For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Accounts receivable. The allowance for doubtful accounts and provision for sales returns includes management’s estimate of the amount expected to be lost or returned on specific accounts and for losses or returns on other as yet unidentified accounts included in accounts receivable. In estimating the allowance component for unidentified losses and returns, management relies on historical experience and takes into account current information obtained from retailers including retail sell-through data and retail inventory data as available. The amounts the Company will ultimately realize could differ materially in the near term from the amounts assumed in arriving at the allowance for doubtful accounts and provision for sales returns in the accompanying financial statements.

Concentrations of credit risk. In 2004, our two largest customers, Target Corporation, and Dollar Tree Stores, Inc., accounted for 27% and 26% of our net revenues, respectively. At December 31, 2004, these customers comprised 28% and 9%, respectively, of accounts receivable before allowances. In 2003, our two largest customers, Anderson Merchandising and Target Corporation, accounted for 36% and 18% of net revenues, respectively. At December 31, 2003, these two customers comprised 52% and 9%, respectively, of accounts receivable before allowances. In 2002, our two largest customers, Books are Fun, and Home Shopping Network, accounted for 37% and 20% of our net revenues, respectively. At December 31, 2002, five customers accounted for 66% of accounts receivable before allowances.

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments and trade receivables. The Company restricts investment of temporary cash investments to financial institutions with investment grade credit ratings. The Company provides credit in the normal course of business to customers located throughout the United States. The Company performs ongoing credit evaluations of its customers, generally does not require collateral and maintains allowances for potential credit losses which, when realized, have been within the range of management’s expectations.

Prepaid expenses. In September 2003, the Company executed an agreement with Falcon Pictures Group (“Falcon”) to develop and distribute branded audio and video content, including distribution under the AMC, TV Guide and

Twilight Zone brand names. As part of this agreement, which is discussed in Note 10, the Company issued 350,000 of its common shares at a value of $1.00 per share as a prepayment for DVD re-mastering. The shares were to be registered and sold by Falcon, thus reducing the cash payments required by the Company. The shares were never registered, and in January 2004, the shares were returned to the Company and cancelled. The costs of DVD re-mastering was subsequently paid in cash. The $350,000 was included in prepaid expenses at December 31, 2003. The value of the prepaid DVD re-mastering at December 31, 2004 is $226,917. The Company also prepays certain royalty agreements for rights to distribute specific content or license specific brands. The prepayments are typically recoupable against future royalties payable and are reviewed quarterly for impairment.

Inventories. Inventories consist of raw materials and finished goods and are valued at the lower of cost or market. Cost is determined on a first-in-first-out method of valuation. The Company regularly monitors inventory for excess or obsolete items and makes any valuation corrections when such adjustments are needed. In 2004, the Company recorded an inventory reserve of $474,358 across all product lines. There was no reserve taken for inventories in 2003. In 2002, the Company took an inventory write-down of $30,000.

Long-lived assets. Property and equipment purchases are recorded at cost and are depreciated and amortized over the estimated useful lives of the assets (three to seven years generally) using the straight-line method. Music production masters are stated at cost net of accumulated amortization. Costs incurred for music production masters, including licenses to use certain classical compositions, royalties, and recording and design costs, are capitalized and amortized over a three or seven year period using the straight line method from the time a title is initially released, consistent with the estimated timing of revenue for a title.

We capitalize the costs of production and acquisition of film libraries. Costs of production include costs of film and tape conversion to DLT master format, menu design, authoring and compression. These costs are amortized to direct operating expenses in accordance with Statement of Position (“SOP”) 00-2, “Accounting by Producers or Distributors of Films”, using the individual film forecast method over a period of ten years. Costs are stated at the lower of unamortized film costs or estimated fair value. Films classified as part of a library have an initial release date of more than three years prior to acquisition. For acquired film libraries, ultimate revenue includes estimates over a period not to exceed ten years. Management regularly reviews and revises when necessary its ultimate revenue and cost estimates, which may result in a change in the rate of amortization of film costs and/or a write-down of all or a portion of the unamortized costs of the library to its estimated fair value. No assurances can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition. The unamortized library costs at December 31, 2004 was $2,825,426. The Company estimates that 38% and 55% of the library will be amortized in the next year and three years respectively.

Patents and trademarks covering a number of the Company’s products are being amortized on a straight-line basis over 5 to 17 years.

Long-lived assets are reviewed annually for impairment and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is necessary when the undiscounted cash flows estimated to be generated by the asset are less than the carrying amount of the asset.

Fair value of financial instruments. The carrying amounts of cash and equivalents, accounts receivable, prepaid royalties, prepaid expenses, accounts payable, convertible debentures and accrued expenses approximate fair value.

Stock-based compensation. The Company has elected to adopt only the disclosure provisions of Statement of Financial Accounting Standards (“SFAS”) 123, “Accounting for Stock-based Compensation” as amended by SFAS No. 148, “Accounting for Stock Based Compensation Transition and Disclosure—an amendment of FASB Statement No. 123”, and continues to measure compensation cost related to stock and stock options issued to employees using the intrinsic method of accounting prescribed by Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”, and related interpretations.

Had compensation cost for the Company’s stock option plan been determined based on the fair value at the grant dates for awards under this plan consistent with the method of SFAS 123, as amended by SFAS No. 148, the Company’s net loss and loss per common share would have been increased to the pro forma amounts indicated below:

	Year Ended December 31,
	2004	2003	2002
Net Loss as Reported	$(6,046,168)	$(2,742,676)	$(2,788,082)
Compensation cost at fair value	(1,808,011)	(332,764)	(1,314,767)

Pro forma Net Loss	$(7,854,179)	$(3,075,440)	$(4,102,849)

Basic loss per share:
As reported	$(0.25)	$(0.16)	$(0.20)
Pro forma	$(0.33)	$(0.18)	$(0.30)

The pro forma compensation cost was recognized for the fair value of the stock options granted, which was estimated using the Black-Scholes model with the following weighted-average assumptions for 2004, 2003 and 2002: expected volatility of 20%, 50% and 50%, respectively; risk-free interest of 2.65%, 4.00% and 4.00% respectively; and expected life of 1 to 10 years and no expected dividends for any year. The weighted-average exercise price of outstanding stock options at December 31, 2004, 2003 and 2002 was $1.82, $1.53 and $0.77, respectively. The weighted average remaining contractual life of outstanding options at December 31, 2004, 2003 and 2002 was 8.6 years, 10 years and 10 years, respectively.

Revenue recognition. Revenues are recorded upon the shipment of goods. Costs of sales and an allowance for returns are also recorded at the time of shipment. The allowance for returns calculation is based upon an analysis of historical customer and product returns performance as well as current customer inventory data as available. Updates to the returns calculation is performed quarterly. Sales made under consignment or guaranteed sales arrangements are not recognized as net revenue until such time that cash is received for the sale and release of return liability is confirmed by the customer.

Advertising costs. Advertising costs, including the costs of placement of the Company’s products with retailers, are expensed in the period in which the advertisement takes place. Advertising costs were $155,521, $195,811 and $55,747 for the years ended December 31, 2004, 2003 and 2002 respectively.

Income taxes. Deferred taxes are accounted for using an asset and liability approach, whereby deferred tax assets are recognized for deductible temporary differences and operating loss carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Loss per share. Basic EPS is calculated using income available to common stockholders divided by the weighted average of common shares outstanding during the year. Diluted EPS is similar to Basic EPS except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued. The treasury stock method is used to calculate dilutive shares which reduces the gross number of dilutive shares by the number of shares purchasable from the proceeds of the options assumed to be exercised. All potential common shares were anti-dilutive, and excluded from loss per share calculations.

Recently Issued Accounting Pronouncements

SFAS No. 151. In November 2004, the FASB issued SFAS No. 151, “Inventory Costs”. SFAS No. 151 amends the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) under the guidance in ARB No. 43, Chapter 4, “Inventory Pricing”. Paragraph 5 of ARB No. 43, Chapter 4, previously stated that “. . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . .” This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not expect adoption of SFAS No. 151 to have a material impact on the Company’s financial statements.

SFAS No. 152. In December 2004, the FASB issued SFAS No. 152, “Accounting for Real Estate Time-Sharing Transactions”. The FASB issued this Statement as a result of the guidance provided in AICPA Statement of Position (SOP) 04-2, “Accounting for Real Estate Time-Sharing Transactions”. SOP 04-2 applies to all real estate time-sharing transactions. Among other items, the SOP provides guidance on the recording of credit losses and the treatment of selling costs, but does not change the revenue recognition guidance in SFAS No. 66, “Accounting for Sales of Real Estate”, for real estate time-sharing transactions. SFAS No. 152 amends Statement No. 66 to reference the guidance provided in SOP 04-2. SFAS No. 152 also amends SFAS No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects”, to state that SOP 04-2 provides the relevant guidance on accounting for incidental operations and costs related to the sale of real estate time-sharing transactions. SFAS No. 152 is effective for years beginning after June 15, 2005, with restatements of previously issued financial statements prohibited. This statement is not applicable to the Company.

SFAS No. 153. In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets,” an amendment to Opinion No. 29, “Accounting for Nonmonetary Transactions”. Statement No. 153 eliminates certain differences in the guidance in Opinion No. 29 as compared to the guidance contained in standards issued by the International Accounting Standards Board. The amendment to Opinion No. 29 eliminates the fair value exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Such an exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in periods beginning after December 16, 2004. Management does not expect adoption of SFAS No. 153 to have a material impact on the Company’s financial statements.

SFAS No. 123(R). In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment”. SFAS 123(R) amends SFAS No. 123, “Accounting for Stock-Based Compensation”, and APB Opinion 25, “Accounting for Stock Issued to Employees.” SFAS No.123(R) requires that the cost of share-based payment transactions (including those with employees and non-employees) be recognized in the financial statements. SFAS No. 123(R) applies to all share-based payment transactions in which an entity acquires goods or services by issuing (or offering to issue) its shares, share options, or other equity instruments (except for those held by an ESOP) or by incurring liabilities (1) in amounts based (even in part) on the price of the entity’s shares or other equity instruments, or (2) that require (or may require) settlement by the issuance of an entity’s shares or other equity instruments. This statement is effective (1) for public companies qualifying as SEC small business issuers, as of the first interim period or fiscal year beginning after December 15, 2005, or (2) for all other public companies, as of the first interim period or fiscal year beginning after June 15, 2005, or (3) for all nonpublic entities, as of the first fiscal year beginning after December 15, 2005. On April 14, 2005, the Securities and Exchange Commission amended the compliance dates to allow companies to implement Statement No. 123R at the beginning of their next fiscal year, instead of the next reporting period, that begins after June 1, 2005, or December 15, 2005 for small business issuers. Management is currently assessing the effect of SFAS No. 123(R) on the Company’s financial statement.

Note 2. ADOPTION OF STATEMENT OF POSITION 00-2 ACCOUNTING BY PRODUCERS OR DISTRIBUTORS OF FILMS

Effective in 2004, the Company adopted SOP 00-2 to account for the amortization of costs associated with the acquisition of film libraries. As such, the costs of production and library acquisition is amortized consistent with the recognition of revenue generated by the library over a period of 10 years. The ultimate revenue and timing of the revenue stream for the film library is estimated and is the basis for the amortization of costs. Prior to this time, the Company amortized the costs associated with film libraries over a seven year period using straight line depreciation. An analysis by management of the past film library amortization expense determined that there was no material change in the cumulative amortization expense incurred through the date of the change given the change in accounting principle. As such, there is no cumulative charge associated with the change in accounting principle. The unamortized library costs at December 31, 2004 was $2,825,426.

Note 3. INVENTORY

	December 31,
	2004	2003
Raw Materials	$349,231	$0
Finished Goods	3,598,610	830,284

	$3,947,841	$830,284
Allowance for Obsolescence	(474,358)	0

	$3,473,483	$830,284

Note 4. PROPERTY AND EQUIPMENT

PROPERTY AND EQUIPMENT

	December 31
	2004	2003	USEFUL LIVES
Computers and equipment	$424,071	$230,924	3 - 5 years
Furniture and fixtures	33,746	31,614	3 - 7 years
Leasehold improvements	22,365	22,365	Lesser of lease term or useful life.

	480,182	284,903
Accumulated depreciation and amortization	(215,193)	(143,941)

	$264,989	$140,962

Depreciation expense for the years ended December 31, 2004, 2003 and 2002 were $71,253, $52,842 and $36,271 respectively.

Note 5. NOTES PAYABLE AND CONVERTIBLE DEBENTURES

In the fourth quarter of 2003, the Company issued notes payable totaling $1,150,000 to private lenders. The notes bore interest at 10.5% and were due December 31, 2004. Interest was payable quarterly, beginning March 31, 2004. For the years ended December 31, 2004 and 2003, interest expense on the notes was $97,278 and $22,238, respectively. Each lender was also granted one warrant at $1.00 per share and one warrant at $3.00 per share for the Company’s common stock for each dollar loaned. The discount allocated to the warrants was $506,557, calculated using the Black-Scholes Model, with weighted average assumptions: expected volatility 50%, risk free interest of 4.4%, expected life of two years and no dividends paid. The discount was amortized over the life of the notes. The notes have been paid in full as of December 31, 2004.

In 2001, the Company issued a convertible debenture for $50,750 to a shareholder in place of redeemable common stock. The debenture bore interest at 8%, was due March 31, 2002, and was convertible into common shares at $.50 per share; however, the conversion feature of this debenture has expired. Interest on the debenture was accrued through December 31, 2004. There was no beneficial conversion interest related to this debenture. The Company also issued a convertible debenture for $10,000 for cash in 2002, which required interest of 10.75% and was due February 28, 2004. This debenture was converted into common shares in February 2003 at $1.00 per share.

Note 6. COMMON STOCK

Private Placement. On March 19, 2004, we completed a private placement offering of 100 units aggregating $7 million pursuant to the exemption from registration under Rule 506 of Regulation D of the Securities Act. Proceeds net of cash commissions totaled approximately $6.4 million. Sands Brothers International Limited served as the selected dealer for the transaction. The private placement was priced at $70,000 per unit. Each unit consists of 50,000 shares of common stock and warrants to purchase 10,000 shares of common stock. The warrants have an exercise price of $3.00 per share and a five-year term. The fair value of the warrants at the time of issuance was $403,220 using the Black-Scholes valuation method with weighted average assumptions of expected volatility of

20%, risk free interest of 2.65%, expected life of five years and no expected dividends. Pursuant to the sales of the units we issued 5,000,000 new unregistered shares of common stock and warrants to purchase up to 1,650,000 shares of common stock (including those warrants issued as compensation to the selected dealer). In accordance with the terms of the Registration Rights Agreement we entered into with the investors and the selected dealer in connection with this financing, we have filed a resale registration statement for the resale of the common stock and the common stock underlying the warrants.

During 2003, the Company issued 2,397,040 shares of its common stock at $.70 and 1,350,000 shares at $.72 pursuant to two private placements. Net proceeds were $2,618,780 from these offerings, after the payment of $31,140 and the issuance of 89,746 shares of common stock for finder’s fees.

During 2002, the Company issued 4,661,438 shares of its common stock at $.63 and 300,000 shares at $1.00 pursuant to two private placements. Net proceeds were $3,198,400 from these offerings, after a payment of $35,000 and the issuance of 184,829 shares of common stock for finder’s fees.

Other stock issuances. During 2003, we issued 217,847 shares to third-party consultants and service providers for a total of $174,500, 350,000 shares of common stock as a prepayment against the development of re-mastered DVDs (which were subsequently returned in January 2004) and 70,922 shares of common stock for an option to acquire Falcon Picture Group. Also during this time period, a debenture of $10,000 was converted through the issuance of 10,000 shares. Additionally, we issued shares to certain officers in payment of salaries. Five officers accepted 142,860 shares and 142,860 warrants as payment of $100,000 of 2003 salary.

During 2002, we issued 223,251 shares to third-party consultants, service providers and for production masters for a total of $267,626. During this time period, $281,238 of short-term debt and related interest was converted through the issuance of 446,410 shares. We also issued shares to certain officers in payment of salaries. Four officers accepted 95,240 shares as payment of $60,000 of 2001 salary, and five officers accepted 210,476 shares as payment of $150,000 of 2002 salary.

In 2002, 3,507,700 options and warrants were exercised in exchange for notes receivable totaling $2,506,400. Of the total, 1,285,200 shares were issued for warrants that were previously issued in relation to loans, and 2,222,500 shares were issued for warrants previously granted to four officers and an employee.

During 2004, we issued 57,994 shares to third-party consultants and service providers for a total of $102,800.

Redeemable common stock. During 1999, the Company reviewed certain aspects of its issuances of common stock and determined that during 1997, 1998 and through September 1999, it sold common stock in private placement transactions that may be subject to redemption. In 2002, 1,250 shares were redeemed and in 2001, 8,750 shares were exchanged for a convertible debenture of $50,750 bearing interest at 8%. The total number of shares subject to redemption at December 31, 2004 was 49,300. Additional paid in capital has been reduced by $420,323 to reflect the cumulative amounts subject to redemption. In addition, accrued interest of $129,600, calculated at an annual rate of 8% on the unredeemed shares, is included in the total of $395,172 shown in the caption “redeemable common stock” in the accompanying balance sheet. Rescission offers were made for some of the redeemable common stock as described below.

Rescission offer. We retired 12,226 common shares in 2004 after a repurchase of the redeemable common stock pursuant to rescission offers.

On September 23, 1999, the Securities Administrator of the State of Washington (the “Securities Administrator”) filed a Summary Order to Cease and Desist with the State of Washington Department of Financial Institutions Securities Division against us, the Martin Consulting Group, Martin H. Engelman, and their employees and agents. The relief sought is that the respondents cease and desist from violations of RCW 21.20.140, 21.20.040, and 21.20.010 of the Securities Act of Washington. The 1999 Summary Order to Cease and Desist alleges, among other things, that Mr. Engelman and Genius Products offered to sell shares of our common stock that were not registered in the state or otherwise qualified for an exemption from registration. Mr. Engelman represented us at the Third Annual Seattle Money Show and provided information to interested parties about us and our products.

We are currently in discussions with the Securities Administrator to resolve all claims based on the allegations set forth in the Summary Order to Cease and Desist. This administrative order may affect our business or our ability to raise capital in the State of Washington and those states where having an outstanding administrative order may result in the loss of certain available exemptions from registration of securities. If we are unable to resolve this matter without vacating the current administrative order, we would likely contest the Summary Order to Cease and Desist at a hearing. The potential costs of a hearing and the uncertainty of the outcome may lead us to conclude, however, that not contesting the 1999 Washington Summary Order to Cease and Desist will likely be in our best interests.

We anticipate that any resolution of this matter with the Securities Administrator would include our making an offer to repurchase these securities for the amount paid for them, plus interest thereon from the date of purchase at an annual rate of 8%. A total of approximately $264,000 of our shares of common stock was sold in the State of Washington. We have accrued a liability of $395,172 as of December 31, 2004, representing the amount of stock purchased and accrued interest for Washington investors and for one investor in Pennsylvania whose rescission offer is still pending. This accrued liability is captioned “redeemable common stock” in the accompanying balance sheet. We believe that because the price of our common stock is significantly lower than the original purchase price paid by affected shareholders, they are likely to accept repurchase offers.

Option and Warrant exercises. In 2002 57,580 options were exercised by a consultant and two employees for proceeds of $25,200. In 2003, 159,330 options were exercised at prices of $.63 - $1.02, resulting in proceeds of $121,378. In 2004, 169,400 options were exercised at prices of $.80-$1.53 per share, resulting in proceeds of $172,020. In addition, 217,500 warrants were exercised at a price of $.63 per share, resulting in proceeds of $137,026. A total of 478,716 shares of stock were issued in exchange for 1,436,148 warrants in a cashless exercise during 2004.

Note 7. STOCK OPTIONS AND WARRANTS

Employees. The 2004 Stock Option Plan provides a total of 7,500,000 shares to be granted as either incentive stock options or nonqualified stock options to our employees, directors and consultants. The term of the awards may not be for more than ten years (or five years in the case of incentive stock options granted to any participant who owns stock representing more than 10% of the combined voting power of us or any parent or subsidiary of ours). During 2004, the Company granted options to its employees and directors to purchase a total of 5,775,080 shares of its common stock at exercise prices of $1.40 to $4.00 per share, which equaled or exceeded fair market value at the time the options were granted. During 2003, the Company granted options to its employees and directors to purchase a total of 2,652,617 shares of its common stock at exercise prices of $.78 to $1.98 per share, which also equaled or exceeded fair market value at the time the options were granted. In 2002, the Company granted options to its employees and directors to purchase a total of 2,939,032 shares of its common stock at exercise prices of $0.63 to $2.59 per share, which also equaled or exceeded fair market value at the time the options were granted.

Non-employees. In 2004, the Company granted warrants to purchase a total of 4,667,432 shares of its common stock at exercise prices from $1.20 to $3.00 per share to individuals for services to be rendered and in relation to a private placement, resulting in the recognition of $1,339,412 of expense. During 2004, warrants for 217,500 shares were exercised for cash and 478,716 shares of stock were issued in exchange for 1,436,148 warrants in a cashless exercise. In accordance with Emerging Issues Task Force (EITF) Issue No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” and EITF Issue No. 00-18, “Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees,” the stock based compensation expense recorded in the Company’s Statement of Operations for the year ended December 31, 2004, in the amount of $1,339,412, reflected the portion of the aggregate option value corresponding to the aggregate number of shares vested on the options through that date. As further portions of these options are earned in the future, the Company will recognize additional expense based on their then-current fair market value.

In 2003, the Company granted warrants to purchase a total of 4,416,471 shares of its common stock at exercise prices from $.70 to $1.40 per share to individuals for services rendered and in relation to the private placement, resulting in the recognition of $430,655 of expense. The expense recognized was estimated using the Black-Scholes model with the following weighted average assumptions for 2004 and 2003: expected volatility of 20% and 50%, respectively, risk free interest of 2.65% and 4.00%, respectively, expected life of 2 to 10 years and no expected dividends. The weighted average exercise price and the weighted average life on stock warrants at December 31, 2004 is $1.90 and 3.6 years, respectively. Also in 2003, the Company granted warrants to purchase 2,300,000 shares of its common stock at exercise prices of $1.00 and $3.00 per share in relation to the issuance of notes payable. In 2002 the Company issued warrants to purchase 1,793,800 shares of its common stock at exercise prices from $0.63 to $5.00 per share to individuals for services rendered, resulting in the recognition of $560,362 of expense.

A summary of stock option and warrant activity follows:

	Options Outstanding	Weighted Average Exercise Price
December 31, 2001	4,725,660	$1.41
Granted	4,732,832	$0.76
Exercised	(3,583,950)	$0.71
Canceled	(100,000)	$0.80

December 31, 2002	5,774,542	$1.03
Granted	9,369,088	$1.53
Exercised	(159,330)	$0.76
Canceled	(33,135)	$2.10

December 31, 2003	14,951,165	$1.35
Granted	9,485,080	$2.52
Exercised	(398,150)	$0.80
Canceled	(1,326,347)	$1.05

December 31, 2004	22,711,748	$1.86

Options and warrants exerciseable, December 31, 2004	15,677,341	$1.63

The following information applies to all options and warrant outstanding at December 31, 2004:

	Options and warrants outstanding	Average remaining life (years)	Weighted average exercise price options outstanding	Options and warrants exercisable	Weighted average exercise price options exerciseable

Exercise price
$ .63 – 1.00	5,065,945	4.2	$0.73	5,065,945	$0.73
$1.01 – 2.00	10,215,021	6.6	$1.58	7,303,114	$1.51
$2.01 – 4.00	7,191,032	6.9	$2.91	3,068,532	$3.05
$5.12 – 13.60	239,750	3.2	$6.40	239,750	$6.40

	22,711,748			15,677,341

Note 8. SUBSCRIPTION RECEIVABLE

On January 22, 2004, the officers’ notes receivable held by Genius Products as subscriptions receivable were paid by tendering shares of Genius Products common stock pursuant to the terms of the notes. Klaus Moeller tendered 168,052 shares valued at $471,218 and Michael Meader tendered 168,052 shares valued at $471,218 to retire their loans. Larry Balaban and Howard Balaban tendered 170,405 shares valued at $477,816 and 174,883 shares, valued at $490,372, respectively, to retire their loans and other advances. The remaining subscriptions receivable were paid off with 327,962 shares tendered.

Note 9. COMMITMENTS AND CONTINGENCIES

Operating leases. The Company leases certain facilities and computer equipment under non-cancelable operating leases. Rental expense for 2004, 2003 and 2002 was $150,208, $149,865 and $172,306 respectively.

As of December 31, 2004, the future minimum annual rental commitments required under existing non-cancelable operating leases are as follow:

	Related Party	Non- Related Party	Total
2005	$36,000	$162,792	$198,792
2006	$34,800	$170,788	$205,588
2007	$34,800	$175,225	$210,025
2008	$0	$180,443	$180,443
2009	$0	$18,446	$18,446

	$105,600	$707,694	$813,294

Executive employment agreements. In 2002, the Company entered into employment agreements with six of its executive officers and key employees. The agreements are for three-year terms and provide for stock options, employee benefits and severance pay for termination without cause of between 12 and 24 months’ salary. In 2003, these agreements were amended to extend the term for an additional year, and to provide for salary increases and additional stock option awards. In 2004, we entered into an employment agreement with three new executive officers that provide for stock options, employee benefits and severance pay for termination without cause. The 2002 and 2004 agreements allow for the assignment of contract benefits to the employee’s heirs in the event of an employee death within the contract term.

Under the terms of employment agreements with our executives, certain payments amounting to an aggregate maximum of approximately $1,110,500 could become due that might have a material adverse effect upon our liquidity and results of operations. Payments would be due if we have a change of control and our executives are terminated without cause. If an executive dies or is terminated without cause, severance pay averaging up to $206,250 per executive would be due.

Wellspring Matter

On March 21, 2005, we completed our acquisition of American Vantage Media Corporation and its subsidiary, Wellspring Media, Inc. On or about March 14, 2005, a complaint was filed in U.S. Bankruptcy Court for the District of Delaware against Wellspring requesting a judgment in excess of $3,000,000. The complaint was filed by the Chapter 7 Trustee of the Winstar Communications, Inc. Estate. The details of this matter are discussed below.

In September 2001 (prior to the acquisition of Wellspring by American Vantage Media), Winstar (or its predecessor) sold a subsidiary, Winstar TV & Video, to Wellspring in exchange for $2,000,000 in cash and a promissory note in the amount of $3,000,000. The merger agreement provided that in the event the working capital of Winstar TV & Video was determined to be less than $3,000,000 at the closing of the merger, the sole remedy of Wellspring was a reduction in the principal amount of the promissory note by the difference between $3,000,000 and the actual amount of the working capital. The accountants for Wellspring determined that at the time of the closing of the merger, Winstar TV & Video had a working capital deficit. Based upon this determination and the provisions of the merger agreement, Wellspring determined that the amount due under the promissory note should be reduced to zero, and as a result no payment was made. On November 30, 2001, Wellspring informed Winstar of its determination regarding the working capital deficit, and Winstar subsequently advised Wellspring that it disputed the determination. Since 2001, Wellspring and Winstar have engaged in discussions in an effort to settle the dispute over the working capital calculation, but no settlement has been reached.

We have not been involved in these matters until only recently, and so have not had an opportunity to evaluate the merits of Winstar’s claims or determine whether Wellspring has meritorious defenses. However, we believe that, if an adverse judgment against Wellspring occurs or an adverse settlement is reached, our subsidiaries Wellspring and American Vantage Media will be entitled to full indemnification against any such losses by the initial owners of Wellspring (prior to American Vantage Media), and we will be entitled to indemnification by American Vantage Companies. However, if the outcome of this litigation is adverse to us and we are required to pay significant monetary damages that are not indemnified by others, our financial condition and results of operations will likely be materially and adversely affected.

Note 10. RELATED-PARTY TRANSACTIONS

Falcon Picture Group, LLC. On September 8, 2003, we executed a license agreement with Falcon Picture Group, LLC (“Falcon”) for the exclusive rights to distribute a majority of its audio and video products worldwide, with

AMC and TV Guide branded DVD movie and television collections and Twilight Zone branded audio collections in the U.S. and Canada. Carl Amari, a former member of our board of directors, is the CEO of Falcon. This agreement expires on July 1, 2006, with an automatic renewal for an additional three years if both parties are fulfilling their obligations under the agreement and calls for a royalty to be paid on the sales of the video and audio products. We have committed to pay a minimum annual royalty of $240,000 for brands including AMC and Twilight Zone, and a royalty of $325,000 for TV Guide over a three and one-half year term that commenced on December 22, 2003. In addition, the agreement calls for a minimum content purchase of $300,000 annually.

The agreement also provides a three-year option to acquire Falcon’s assets for $3,600,000 (payable in cash or stock or a combination of cash and stock). As consideration for the option to purchase Falcon, we issued 70,922 shares of common stock with a market value of approximately $100,000. The stock value of $1.40 is based on the average of the closing market price of the common shares as of September 8, 2003, the date of issuance of such shares and the execution of the agreement, and July 1, 2003, the effective date of the agreement. The specific assets and liabilities of Falcon that would be acquired under this option will be negotiated by the parties at the time the acquisition is considered.

Facility leases. The Company leases its warehouse facility in Iowa from The Meader Family Limited Partnership which is affiliated with Michael Meader, the Company president. Lease payments were $34,800 in 2004, $20,400 in 2003, and $11,900 in 2002. The term of this lease is through 2007. The Company also leased sales offices in Minnesota from Ekelund Properties, which is affiliated with Julie Ekelund, Executive Vice President. Lease payments were $14,400 in 2004 and $7,200 in 2003 under this agreement. No payments were due for 2002. This lease expired in January 2005.

Brandissimo. Effective November 1, 2005, the Company entered into a long-term distribution and production agreement with Brandissimo, a business partially owned by an executive officer of the Company.

Notes Receivable. In 2002, 3,507,700 options and warrants were exercised in exchange for notes receivable of $2,506,400. Of the total, 1,285,200 shares were issued for warrants that were previously issued in relation to loans, and 2,222,500 shares were issued for options previously granted to four officers and an employee. The 1,285,200 shares issued for warrants were issued for notes receivable totaling $728,400 to two related parties. Of the total, 660,000 shares were issued to S G Consulting, an entity controlled by Sean Goodchild, who was the owner of more than 5% of our common stock when these shares were included in his ownership. The balance of 625,200 shares were issued to Algarvida LDA, an entity that is controlled by Isabel Moeller, who is the sister of a former Director, Klaus Moeller. The notes receivable bore interest at 6% annually, were repayable on January 3, 2004, and were secured by 1,285,200 shares of common stock. The notes receivable and the $289,842 of interest accrued are shown as subscriptions receivable at December 31, 2003. On January 22, 2004, the notes receivable and accrued interest of $298,082, along with certain advances to officers and accrued interest totaling $25,752, were paid in full by return of the Company’s common stock in an amount equal to the total indebtedness.

Shares issued for compensation. In 2003, five officers accepted 142,860 shares and 142,860 warrants of the Company’s common stock as payment of $100,000 of 2003 salary. The warrants have an exercise price of $1.40 and have a five year term.

Investment banking and Financial Advisory services. Alexander L. Cappello and Bruce Pompan are Managing Directors of Cappello Capital Corp. Both are Directors of the Company. We retained Cappello Capital Corp. to perform corporate finance advisory services for a two-year period commencing in March 2004. After the first 12 month term the agreement can be terminated with 30 days’ advance notice. Cappello Capital Corporation has been granted 2,000,000 warrants with an exercise price of $2.50 and a term of ten years. As of December 31, 2004, we have paid $90,000 in compensation and $2,417 in reimbursement for expenses under the terms of our retainer agreement with Cappello Capital Corp.

Note 11. INCOME TAXES

Significant components of the provision for income taxes for the year ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
CURRENT PROVISION
Federal	0	0	0
California	800	800	800
DEFERRED PROVISION:
Federal	0	0	0
California	0	0	0

Provision for Income Taxes	$800	$800	$800

A reconciliation of the expected income tax (benefit) computed using the federal statutory income tax rate to the Company’s effective income tax rate is as follows for the years ended December 31, 2004 and 2003:

	2004	2003	2002
Income tax computed at federal statutory tax rate	34%	34%	34%
State taxes, net of federal benefit	5.81%	5.81%	5.81%
Valuation Allowance	-39.49%	-39.66%	-39.66%
Other	-0.32%	-0.15%	-0.15%

	0.00%	0.00%	0.00%

Significant components of the Company’s deferred tax assets (liabilities) at December 31, 2004 and 2003 consisted of the following:

	2004	2003
NOL carry-forwards	$5,137,000	$4,716,000
Allowance accounts	11,000	(45,000)
Other Reserves	1,078,000	—
Accrued vacation	46,000	—
Deferred Compensation Cost	990,000	—
Depreciation	58,000	—

Deferred tax assets	7,320,000	4,671,000
Less valuation allowance	(7,320,000)	(4,671,000)

Net deferred tax asset	$0.00	$0.00

As of December 31, 2004, the Company has net operating loss carry-forwards for federal and state income tax purposes of $14,516,000 and $8,358,000, respectively, which start expiring in 2011 through 2024. The utilization of net operating loss carry-forwards may be limited due to the ownership change under the provisions of Internal Revenue Code Section (“IRC”) 382 and similar state provisions.

The entire deferred income tax assets of the Company have been offset by a valuation allowance since management does not believe the recoverability of the deferred income tax assets during the next year is more likely than not. Accordingly, a deferred income tax benefit for the year ended December 31, 2004 has not been recognized in these financial statements.

The valuation allowance taken against the deferred tax asset increased $2,649,000 in 2004, $957,000 in 2003 and $725,000 in 2002.

Note 12. BASIC AND DILUTED INCOME (LOSS) PER COMMON SHARE

The effect of the potentially dilutive securities listed below (options and warrants that are outstanding) were not included in the computation of diluted loss per share, since to do so would have been ant-dilutive.

	2004	2003	2002
Stock options and warrants	22,711,748	14,951,165	5,774,542
Convertible debentures	0	0	121,500

Note 13. TERMINATION OF DISTRIBUTION AGREEMENT WITH WARNER HOME VIDEO

On March 5, 2004, Genius Products and Warner Home Video mutually agreed to terminate the Baby Genius distribution agreement. The Company subsequently began self-distribution of the Baby Genius line of DVDs. Under the termination agreement, we also regained the distribution rights for our planned line of Kid Genius DVDs. The termination agreement calls for a $300,000 payment to Warner made by means of a royalty arrangement based on net sales of the Baby Genius DVDs. As an additional element of the settlement, we agreed to purchase approximately $192,000 in outstanding Baby Genius inventory held at various Warner locations.

Note 14. SUBSEQUENT EVENTS (unaudited)

Private placement. On March 2, 2005, the Company entered into a Securities Purchase Agreement with certain institutional investors related to the private placement of 6,518,987 shares of our common stock, par value $0.0001 per share, and five-year warrants to purchase 1,303,797 shares of Common Stock, half at an exercise price of $2.56 per share and half at an exercise price of $2.78 per share. The transaction closed on March 3, 2005 and the Company realized gross proceeds of $10.3 million from the financing before deducting commissions and other expenses. The Company is obligated to register the shares of Common Stock issued in the private placement for resale on a registration statement to be filed within 60 days after the closing. The Company will use its best efforts to cause the registration statement to become effective within 120 days of the date of the Securities Purchase Agreement (165 days if the SEC chooses to review the registration statement). Failure to file a registration statement or for it to become effective within the required timeframes will result in the payment of liquidated damages to the purchasers.

Acquisition of certain assets of AVCS. On March 21, 2005, we completed our acquisition of American Vantage Media Corporation (“AVMC”), a subsidiary of American Vantage Companies (“AVC”). The acquisition was completed through an Agreement and Plan of Merger (“Merger Agreement”) which provided for the issuance to AVC of (i) 7,000,000 shares of our common stock and (ii) warrants to purchase 1,400,000 shares of our common stock, half at an exercise price of $2.56 per share and half at an exercise price of $2.78 per share, plus our assumption of approximately $6.3 million in debt of AVMC.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The estimated fair values of assets purchased and liabilities assumed, used herein, were estimated based on available information and is subject to refinement based upon the outcome of valuations and other fair value studies, which have not yet been completed. Therefore, the allocation of the purchase price and resulting goodwill is subject to change.

AVCS-standalone	(Unaudited)
Cash	$50,000
Accounts Receivable	4,500,000
Inventory	1,000,000
Other current Assets	225,000
Total Current Assets	$5,775,000

Wellspring Library	13,500,000
Fixed Assets	75,000
Other Assets	1,000,000
Goodwill	7,690,000
Total Assets	$28,040,000

Accounts Payable	$4,200,000
Accrued Expenses	1,600,000
Debt	6,350,000
Total Liabilities	$12,150,000

Pro-forma Combined company	Year Ended December 31 2004
Net Revenues	$30,805,000
Gross Profit	$8,560,000
Net Loss	$(12,616,000)

The estimated results from operations included above are for 2004 only as the assets underlying the results of operations were acquired by AVCS from an unrelated third party in 2004.

The unaudited pro forma information presented above is for informational purposes only and is not necessarily indicative of the results that would have been obtained had these events actually occurred at the beginning of the periods presented, nor does it intend to be a projection of future results.

GENIUS PRODUCTS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2005	December 31, 2004
	(unaudited)
ASSETS
Current assets:
Cash and equivalents	$331,313	$1,223,881
Accounts receivable, net of allowance for doubtful accounts and sales returns of $2,026,947 and $1,542,805	5,649,464	3,615,073
Inventories, net	5,103,105	3,473,483
Prepaid royalties	1,755,023	1,042,120
Prepaid expenses	713,318	312,046

Total current assets	13,552,223	9,666,603
Property and equipment, net	301,226	264,989
Production masters, net of accumulated amortization of $1,791,943 and $1,054,005	3,615,641	2,825,426
Film library, net of accumulated amortization of $929,269	16,270,146	—
Goodwill	12,361,258	—
Deposits and other	574,338	239,148

Total assets	$46,674,832	$12,996,166

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$8,583,594	$7,329,218
Notes payable	4,000,000	—
Accrued expenses	3,235,852	789,166
Customer deposits	184,767	—
Debentures payable	50,750	50,750
Redeemable common stock	409,646	395,172

Total current liabilities	16,464,609	8,564,306
Stockholders’ equity
Preferred stock, $.0001 par value; 10,000,000 shares authorized; no shares outstanding	—	—
Common stock, $.0001 and $.001 par value; 100,000,000 shares authorized; 42,871,136 and 25,208,512 shares outstanding	4,287	25,209
Committed common stock	1,490,683	—
Additional paid-in capital	60,919,003	25,984,012
Accumulated deficit	(32,203,750)	(21,577,361)

Total stockholders’ equity	30,210,223	4,431,860

Total liabilities and stockholders’ equity	$46,674,832	$12,996,166

See accompanying notes to unaudited interim financial statements

GENIUS PRODUCTS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Revenues:
Video and DVD	$8,084,989	$5,155,484	$13,301,381	$9,656,572
Theatrical	709,506	—	1,176,975	—
Audio	1,565,909	382,978	3,381,426	1,437,515
Royalties, licensing and other	95,471	304,485	460,392	379,776

Gross revenues	10,455,875	5,842,947	18,320,174	11,473,863
Sales returns, discounts and allowances	(2,050,232)	(825,491)	(3,536,195)	(1,267,460)

Net revenues	8,405,643	5,017,456	14,783,979	10,206,403
Costs and expenses
Cost of revenues:
Video and DVD	3,952,062	3,586,147	7,919,497	6,690,913
Theatrical	531,987	—	1,687,650	—
Audio	626,610	116,664	2,117,010	598,930
Amortization of production masters and film library	521,283	233,312	1,667,207	433,290
Warehouse expense and other	38,488	—	109,655	—

Total cost of revenues	5,670,430	3,936,123	13,501,019	7,723,133

Gross profit	2,735,213	1,081,333	1,282,960	2,483,270
Operating expenses:
Product development	276,822	232,231	720,975	624,093
Sales and marketing	609,377	647,656	1,687,062	1,596,391
General and administrative	2,506,852	1,008,713	6,579,977	2,865,246
Restructuring	2,745,422	—	2,745,422	—

Total operating expenses	6,138,473	1,888,600	11,733,436	5,085,730

Loss from operations	(3,403,260)	(807,267)	(10,450,476)	(2,602,460)
Interest expense and other, net	(75,975)	(110,110)	(158,763)	(440,178)

Loss before provision for income tax	(3,479,235)	(917,377)	(10,609,239)	(3,042,638)
Provision for income tax	8,175	—	17,150	800

Net loss	$(3,487,410)	$(917,377)	$(10,626,389)	$(3,043,438)

Basic and diluted net loss per share	$(0.08)	$(0.04)	$(0.28)	$(0.13)

Basic and diluted weighted average shares	43,378,990	25,080,003	37,767,552	23,364,187

See accompanying notes to unaudited interim financial statements

GENIUS PRODUCTS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Nine Months Ended September 30,
	2005	2004
Cash flows from operating activities
Net loss	$(10,626,389)	$(3,043,438)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	1,797,293	489,923
Change in allowance for doubtful accounts and provision for returns	267,086	538,037
Common stock issued for services	288,733	62,800
Amortization of warrants issued for services	149,295	72,680
Vested options and warrants granted to non-employees for services	1,850,104	395,243
Interest expense on redeemable common stock	14,474	16,777
Amortization of discounts on notes payable	—	341,872
Changes in assets and liabilities:
(Increase) decrease in Accounts receivable	974,468	(3,147,720)
(Increase) decrease in Inventories	(979,728)	(1,332,732)
(Increase) decrease in Prepaid royalties	(712,903)	(1,390)
(Increase) decrease in Prepaid expenses and deposits	(288,891)	(84,101)
(Increase) decrease in Development of production masters	(3,348,311)	(1,288,121)
Increase (decrease) in Accounts payable	(4,877,201)	2,791,651
Increase (decrease) in Accrued expenses and other	1,604,660	106,498

Net cash used in operating activities	(13,887,311)	(4,082,021)
Cash flows from investing activities
Patents and trademarks	(9,800)	(3,005)
AVM cash, net of expenses paid in cash	340,656	—
Purchase of property and equipment	(134,911)	(149,435)

Net cash (used in) provided by investing activities	195,945	(152,440)
Cash flows from financing activities:
Payments on notes payable	(2,335,934)	(294,999)
Payments of offering costs	(834,391)	—
Purchase of redeemable common stock	—	(117,362)
Proceeds from exercise of options	83,580	296,885
Proceeds from exercise of warrants	757,120	—
Proceeds from issuance of common stock	15,128,423	6,419,968

Net cash provided by financing activities	12,798,798	6,304,492
Net increase (decrease) in cash and equivalents	(892,568)	2,070,031
Cash at beginning of period	1,223,881	941,332

Cash at end of period	$331,313	$3,011,363

See accompanying notes to unaudited interim financial statements

GENIUS PRODUCTS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Genius Products, Inc. (“Genius”, on a parent-only basis, and “we” or “our” on a Consolidated basis), incorporated under the laws of the State of Delaware in 2004, is headquartered in Solana Beach, California. We are an entertainment company, which together with our wholly owned subsidiaries, American Vantage Media Corporation (“AVMC”) and Wellspring Media, Inc (“Wellspring”), produce, publish and distribute films, videos and music on digital video discs (“DVDs”), compact discs (“CDs”), and to a smaller extent, videos (“VHS”) and the new Universal Media Disc (“UMD”) under a variety of branded and, non-branded names. Our products are sold at retail outlets nationwide, and, to a very small extent, internationally, either through distributors or through retailers that we sell to directly.

INTERIM FINANCIAL STATEMENTS. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and, therefore, do not include all information and footnotes required by accounting principles generally accepted in the United States of America for a complete set of financial statements. These unaudited condensed consolidated financial statements and notes thereto should be read in conjunction with the consolidated financial statements and notes thereto included in Genius’ Annual Report on Form 10-KSB for the year ended December 31, 2004. In the opinion of management, the unaudited financial information for the interim periods presented reflects all adjustments necessary for a fair statement of the results for the periods presented, with such adjustments consisting only of normal recurring adjustments. Operating results for interim periods are not necessarily indicative of operating results for an entire fiscal year.

The financial statements as of and for the three and nine months ended September 30, 2004 were restated in an amendment to Form 10-QSB filed on December 23, 2004.

PRINCIPLES OF CONSOLIDATION. The unaudited condensed consolidated financial statements include the accounts of Genius Products, Inc., its wholly owned subsidiary American Vantage Media Corporation, also referred to herein as AVMC (and its wholly owned subsidiary Wellspring Media, Inc.) which was acquired on March 21, 2005 (Note 6), as well as Sanuk Corporation (which is inactive).

BUSINESS ACQUISITIONS. We account for our business acquisitions as a purchase, whereby the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair value. The excess of the purchase price over estimated fair value of the net identifiable assets is allocated to goodwill. Determining the fair value of assets and liabilities requires various assumptions and estimates.

REVENUE RECOGNITION. Revenues from the sale of video and audio products are recorded upon the shipment of goods or in certain circumstances at the time of delivery, depending on the terms of the contract. Costs of sales and an allowance for returns are also recorded at the time of shipment. The allowance for returns calculation is based upon an analysis of historical customer and product returns performance as well as current customer inventory data as available. Updates to the returns calculation is performed quarterly. Sales made under consignment or guaranteed sales arrangements are not recognized as net revenue until such time that cash is received for the sale and release of return liability is confirmed by the customer. Revenues from the theatrical release of feature films are recognized at the time of exhibition based on our participation with box office receipts.

ACCOUNTS RECEIVABLE. The allowance for doubtful accounts and provision for sales returns includes management’s estimate of the amount expected to be lost or returned on specific accounts and for losses or returns on other as yet unidentified accounts included in accounts receivable. In estimating the allowance component for unidentified losses and returns, management relies on historical experience and takes into account current information obtained from retailers including retail sell-through data and retail inventory data as available. The amounts we will ultimately realize could differ materially in the near term from the amounts assumed in arriving at the allowance for doubtful accounts and provision for sales returns in the accompanying financial statements.

CONCENTRATIONS OF CREDIT RISK. For the three month period ended September 30, 2005, Wal-Mart and Anderson Merchandisers accounted for 39.3% and 12.6% of net revenues, respectively. For the three month period ended September 30, 2004, Dollar Tree, 99 Cents Only Stores and Target comprised 26.6%, 13.1% and 10.9%, respectively, of net revenues.

For the nine month period ended September 30, 2005, Wal-Mart and Anderson Merchandisers accounted for 22.8% and 13.5% of net revenues. For the nine month period ended September 30, 2004, Target and Dollar Tree comprised 25.1% and 24.4%, respectively, of net revenues.

Financial instruments that potentially subject us to concentration of credit risk consist primarily of temporary cash investments and trade receivables. We restrict investment of temporary cash investments to financial institutions with investment grade credit ratings. We provide credit in the normal course of business to customers located throughout the United States. We perform ongoing credit evaluations of our customers, generally do not require collateral and maintain allowances for potential credit losses which, when realized, have been within the range of management’s expectations.

INVENTORIES. Inventories consist of raw materials and finished goods and are valued at the lower of cost or market. Cost is determined on a first-in-first-out method of valuation. We regularly monitor inventory for excess or obsolete items and make any valuation corrections when such adjustments are needed.

GOODWILL. Goodwill represents the excess of the purchase price over the fair value of identified tangible and intangible assets recorded in connection with the acquisition of AVMC (Note 6) and will be reviewed annually for impairment, or between the annual tests if an event occurs or circumstances change that indicate it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value. We will perform our annual impairment test as of December 31 in each fiscal year.

LONG-LIVED ASSETS. Property and equipment purchases are recorded at cost and are depreciated and amortized over the estimated useful lives of the assets (three to seven years generally) using the straight-line method. Music production masters are stated at cost net of accumulated amortization. Costs incurred for music production masters, including licenses to use certain classical compositions, royalties, and recording and design costs are capitalized and amortized over a three or seven year period using the straight line method from the time a title is initially released, consistent with the estimated timing of revenue for a title.

We capitalize the costs of production and acquisition of film libraries. Costs of production include costs of film and tape conversion to DLT master format, menu design, authoring and compression. These costs are amortized to direct operating expenses in accordance with Statement of Position (“SOP”) 00-2, “Accounting by Producers or Distributors of Films”, using the individual film forecast method over a period of ten years. Costs are stated at the lower of unamortized film costs or estimated fair value. Films classified as part of a library have an initial release date of more than three years prior to the acquisition of the film. For acquired film libraries, ultimate revenue includes estimates over a period not to exceed ten years. Management regularly reviews and revises when necessary its ultimate revenue and cost estimates, which may result in a change in the rate of amortization of film costs and/or a write-down of all or a portion of the unamortized costs of the library to its estimated fair value. No assurances can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition. The unamortized library costs and production masters at September 30, 2005 was approximately $19.9 million. All exploitation costs, including print and advertising (P&A) costs associated with our theatrical department, are expensed as incurred.

Patents and trademarks covering a number of our products are being amortized on a straight-line basis over 5 to 17 years.

Long-lived assets, including goodwill, are reviewed annually for impairment and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is necessary when the undiscounted cash flows estimated to be generated by the asset are less than the carrying amount of the asset.

INCOME TAXES. We estimate the actual current tax liability together with assessing temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. The provision for income taxes during interim quarterly reporting periods is based on our estimate of the annual effective tax rate for the full fiscal year. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. To the extent that we believe that recovery is not likely, we must establish a valuation allowance. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. We have recorded a full valuation allowance on our net deferred tax asset balances for all periods presented because of uncertainties related to utilization of deferred tax assets. At such time as it is determined that it is more likely than not that the deferred tax assets are realizable, the valuation allowance will be reduced.

The Company has net operating loss (NOL) carry-forwards that can be utilized to offset future taxable income. In certain cases there are limitations on the amount of taxable income which can be offset by NOL carryforwards after a change in control (generally greater than 50% change in ownership) of a loss corporation. California has similar rules. Generally, after a change, a loss corporation cannot deduct NOL carryforwards in excess of the annual limitations. Due to these “change in ownership” provisions, utilization of the NOL and tax credit carryforwards may be subject to an annual limitation regarding their utilization against taxable income in future periods.

LOSS PER SHARE. Genius computes net income (loss) per share in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share” (“SFAS 128”). Under the provisions of SFAS 128, basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted-average number of common and dilutive common equivalent shares outstanding during the period. Diluted earnings per share include the potentially dilutive effect of outstanding stock options and other dilutive securities. The Company has a net loss for the periods presented; accordingly, the inclusion of common stock equivalents for outstanding stock options would be anti-dilutive and therefore the weighted-average shares used to calculate both basic and diluted loss per share are the same.

STOCK-BASED COMPENSATION. We measure compensation cost related to stock and stock options issued to employees using the intrinsic method of accounting prescribed by Accounting Principles Board Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees, and related interpretations.

Had compensation cost for our stock option plan been determined based on the fair value at the grant dates for awards under this plan consistent with the method prescribed by Statement of Financial Accounting Standards (“SFAS”) 123, “Accounting for Stock-based Compensation” as amended by SFAS No. 148, “Accounting for Stock Based Compensation Transition and Disclosure—an amendment of FASB Statement No. 123”, our net loss and loss per common share would have been increased to the pro forma amounts indicated below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Net loss as reported	$(3,487,410)	$(917,377)	$(10,626,389)	$(3,043,438)
Compensation cost at fair value	(258,266)	(218,927)	(591,939)	(684,273)

Pro forma net loss	$(3,745,676)	$(1,136,304)	$(11,218,328)	$(3,727,711)

Basic and diluted net loss per share
As reported	$(0.08)	$(0.04)	$(0.28)	$(0.13)

Pro forma	$(0.09)	$(0.05)	$(0.30)	$(0.16)

The pro forma compensation cost recognized for the grant date fair value of the stock options granted during the three and nine months ended September 30, 2005 and 2004 was estimated using the Black-Scholes model with the following weighted-average assumptions:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Risk free interest rate	4.0%	4.0%	3.4%	3.9%
Expected dividend yield	—	—	—	—
Expected volatility	69%	50%	42%	48%
Expected life (in years)	3.0	5.0	3.7	4.9

RECLASSIFICATIONS. Certain prior period amounts have been reclassified to conform to the current period presentation.

NOTE 2: INVENTORY

Inventories consist of raw materials and finished goods and are valued at the lower of cost or market.

	September 30, 2005	December 31, 2004
Raw materials	$156,324	$349,231
Finished goods	6,140,974	3,598,610

	6,297,298	3,947,841
Allowance for obsolescence	(1,194,193)	(474,358)

Inventories, net	$5,103,105	$3,473,483

NOTE 3: PROPERTY AND EQUIPMENT

Property and equipment purchases are recorded at cost and are depreciated and amortized over the estimated useful lives of the assets (three to seven years generally) using the straight-line method.

	September 30, 2005	December 31, 2004	Useful lives
Computers and equipment	$588,733	$424,071	3-5 years
Furniture and fixtures	35,445	33,746	3-7 years
Leasehold improvements	22,365	22,365	Lesser of lease term or useful life

	646,543	480,182
Accumulated depreciation and amortization	(345,317)	(215,193)

Property and equipment, net	$301,226	$264,989

Depreciation expense for the three and nine months ended September 30, 2005 was $63,662 and $130,089, respectively and for the three and nine months ended September 30, 2004 was $21,324 and $49,410, respectively.

NOTE 4: RESTRUCTURING

During the quarter ended September 30, 2005, Genius executed a restructuring plan for the purpose of reorganizing its executive management team and terminating an exclusive agreement with a financial advisor. As a result, restructuring related charges of approximately $2.7 million were recognized as operating expense during the quarter ended September 30, 2005, of which, $2.0 million was related to non-cash compensation expense resulting from the grant of additional vested stock options and the acceleration of certain unvested stock options. At September 30, 2005, the remaining restructuring obligation was $0.4 million.

NOTE 5: STOCKHOLDERS’ EQUITY

COMMON STOCK

During the three months ended March 31, 2005, we issued a total of 14,875,925 common shares and returned no common shares to treasury. 6,518,987 shares were issued for proceeds of $10.3 million in conjunction with a private placement offering and 7 million shares were issued in conjunction with the acquisition of American Vantage Media Corporation. We issued 712,338 shares at $2.16 to $2.27 per share for services rendered in connection with the private placement offering, of which 562,000 shares for the exercise of warrants at $.63 to $1.00 per share and 82,600 shares for the exercise of options at $.80 to $1.50 per share.

During the three months ended March 31, 2005, we issued a total of 3,549,076 warrants to purchase common stock at $1.58 to $2.78 per share, of which 2,086,076 were issued in conjunction with the private placement offering, and 1,463,000 were issued in conjunction with the transaction to acquire American Vantage Media Corporation, of which, 63,000 warrants were issued as part of the offering costs.

During the three months ended June 30, 2005, we committed to issue shares totaling $82,500 related to recruiting expenses incurred during the quarter.

During the three months ended June 30, 2005, 162,000 common shares were issued related to the exercise of warrants for proceeds of $157,560.

During the three months ended September 30, 2005, we committed to issue shares totaling $117,250 related to recruiting expenses incurred during the quarter.

As of September 30, 2005, 30,000 common shares were committed related to the exercise of warrants.

STOCK OPTIONS AND WARRANTS

A summary of stock option and warrant activity follows:

	Options and Warrants Outstanding	Weighted Average Exercise Price
December 31, 2004	22,711,748	$1.86
Granted	6,452,514	$2.11
Exercised	(836,600)	$1.00
Expired	(12,500)	$5.12
Canceled	(112,500)	$3.99

September 30, 2005	28,202,662	$1.97

Options and warrants exercisable, September 30, 2005	20,976,440	$1.90

PRIVATE PLACEMENTS

On March 2, 2005, we entered into a Securities Purchase Agreement with certain institutional investors related to the private placement of 6,518,987 shares of our common stock, par value $0.0001 per share, and five-year warrants to purchase 1,303,797 shares of Common Stock, half at an exercise price of $2.56 per share and half at an exercise price of $2.78 per share. The fair value of these warrants was estimated as $1,392,231 using the Black-Scholes model with the following weighted average assumptions: expected volatility of 60%, risk free interest of 4%, an expected life of five years and no expected dividends. The transaction closed on March 3, 2005 and we realized gross proceeds of $10.3 million from the financing before deducting commissions and other expenses. Offering costs related to the transaction totaled $2,086,971 comprised of $718,589 cash payments for legal and investment services, $350,000 for 162,037 shares of stock valued at $2.16 per share issued for investment services and 782,279 warrants, half at an exercise price of $2.56 and half at an exercise price of $2.78, valued at $1,014,986. The value of the warrants was estimated using the Black-Scholes model with the following weighted average assumptions: expected volatility of 60%, risk free interest of 4%, an expected life of five years and no dividends. We agreed to register for resale the shares of Common Stock issued in the private placement and shares issuable upon exercise of warrants. Such registration statement became effective on May 11, 2005.

In May 2005, we entered into a securities purchase agreement with certain institutional investors related to the private placement of 3,000,000 shares of our common stock and five-year warrants to purchase 270,000 shares of our common stock at an exercise price of $2.56 per share. The fair value of these warrants was estimated as $270,959 using the Black-Scholes model with the following weighted average assumptions: expected volatility of 68%, risk free interest of 4%, an expected life of five years and no expected dividends. The transaction closed on May 20, 2005, and we realized gross proceeds of $5.25 million from the financing, before deducting commissions and other expenses. Offering costs related to the transaction totaled $236,577 comprised of cash payments for legal and investment services.

NOTE 6: ACQUISITION OF AVMC

On March 21, 2005, we completed our acquisition of American Vantage Media Corporation (“AVMC”), a subsidiary of American Vantage Companies (“AVC”). The acquisition was completed through an Agreement and Plan of Merger (“Merger Agreement”) which provided for the issuance to AVC of (i) 7,000,000 shares of our common stock valued at $2.27 per share and (ii) warrants to purchase 1,400,000 shares of our common stock, half at an exercise price of $2.56 per share and half at an exercise price of $2.78 per share, plus our assumption of approximately $6.3 million in debt of AVMC. The fair value of these warrants was estimated as $1,596,482 using the Black-Scholes model with the following weighted average assumptions: expected volatility of 60%, risk free interest of 4.2%, an expected life of five years and no expected dividends. The purchase price is approximated by using the average closing market price of our common stock over the two-day period before and after the sale was announced. $1,559,911 in direct costs incurred for the acquisition include $238,886 for legal and professional services related to the valuation of the Wellspring library, as well as a transaction fee of $1,249,183 paid in the form of 550,301 shares issued at a value of $2.27 per share, and 63,000 warrants, half at an exercise price of $2.56 and half at an exercise price of $2.78, for $71,842. The value of the warrants was estimated using the Black-Scholes model with the following weighted average assumptions: expected volatility of 60%, risk free interest of 4.2%, an expected life of five years and no dividends.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The estimated fair values of assets purchased and liabilities assumed, used herein, were estimated based on available information and is subject to refinement based upon the outcome of valuations and other fair value studies, which have not yet been completed. Therefore, the allocation of the purchase price and resulting goodwill is subject to change.

(UNAUDITED)
AVMC-STANDALONE
Cash	$837,477
Accounts Receivable	3,275,945
Inventory	649,895
Other current Assets	72,336

Total Current Assets	4,835,653
Wellspring Library	15,379,258
Fixed Assets	31,414
Other	365,163
Goodwill	12,361,258

Total Assets	$32,972,746

Accounts Payable	$6,131,577
Accrued Expenses	796,942
Customer Deposits	230,809
Short Term Debt	2,549,219
Notes payable	4,000,000

Total Liabilities	$13,708,547

Total Consideration	$19,264,199

The short-term debt was paid off on March 22, 2005, and the notes payable are due in February 2006.

Assuming the acquisition had occurred on January 1 of the following respective years, the pro forma consolidated results of operations, excluding the Catalog department of AVMC which was sold on August 1, 2005 for approximately $130,000 resulting in no gain or loss, would have been as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Pro forma net revenue	$8,405,643	$10,477,042	$16,493,760	$23,973,544
Pro forma net loss	$(3,487,410)	$(926,887)	$(12,109,346)	$(4,735,259)
Pro forma net loss per share
Basic and diluted	$(0.08)	$(0.04)	$(0.32)	$(0.20)

This unaudited pro-forma information may not be indicative of the results that would actually have been achieved had the acquisition occurred as of the date of the periods indicated above, or that may be achieved in the future.

NOTE 7: SUBSEQUENT EVENTS

SHORT TERM NOTES

On October 4, 2005, Genius entered into a Note and Warrant Purchase agreement with a group of investors (collectively, the “Investors”). Under the Purchase Agreement, the Investors loaned a total of $4.0 million to Genius in exchange for (i) promissory notes in favor of the Investors (the “Notes”) with a total principal balance of $4.0 million and (ii) five-year warrants (“Warrants”) to purchase a total of 280,000 shares of Genius’ common stock, par value $0.0001 per share (“Common Stock”), with an exercise price per share equal to $1.88 (the last reported sales price of Genius’ Common Stock, as reported by the Over the Counter Bulletin Board, on the initial closing date of October 5, 2005).

The Notes do not bear any interest, and all outstanding principal is due and payable in full on March 3, 2006 (the first business day that is 150 days after the initial closing date). Genius may prepay all or any portion of the Notes without premium or penalty. Genius has the option on the maturity date to convert all, but not less than all, of the principal balance due under each Note into Common Stock. If the loans are not repaid in full on March 3, 2006, then the number of shares of Common Stock issuable upon conversion of each Note is equal to the outstanding principal balance due under a Note divided by $1.00.

Pursuant to separate financing commitment letters, Genius has the option (but not the obligation) to borrow up to an additional $4.0 million in one or more subsequent closings under the Purchase Agreement. In that regard, under such financing commitment letters, the Investors have agreed to loan Genius up to an additional $4.0 million in the aggregate as requested by Genius under certain conditions. The Investors’ financing commitment remains effective until, and may be drawn by Genius on, November 14, 2005, assuming that there has not occurred since September 30, 2005 a material adverse event involving Genius. Any additional loans drawn upon by Genius and Warrants issued in connection therewith shall be in the forms of Notes and Warrants, respectively, provided for in the Purchase Agreement. The number of warrant shares to be issued in any subsequent closing will be 70,000 shares for each $1 million in loans actually funded (with the number of shares prorated for any portion thereof).

Genius is obligated to register the shares of Common Stock issuable upon (i) exercise of the Warrants and (ii) conversion of the Notes, if any, for resale on a Form S-3 registration statement within 30 days after Genius is eligible to use a Form S-3 registration statement. If Genius has not filed a Form S-3 registration statement on or before January 31, 2006 and has not otherwise included the registrable securities in another registration statement, then Genius shall, no later than March 3, 2006, file with a registration statement, on such form which Genius is then eligible to use, covering the resale of all of the registrable securities. Failure to file a registration statement within the required timeframes will result in the payment of liquidated damages to the Investors an amount in cash equal to 1.0% of the aggregate purchase price paid by the Investors pursuant to the Purchase Agreement.

In connection with the Purchase Agreement, each of the Investors agreed not to, directly or indirectly, sell, effect any short sale, seek to hedge its position or otherwise effect any transaction with respect to Genius’s Common Stock until January 30, 2006.

Prior to the transaction, there were no material relationships between Genius and its affiliates, on the one hand, and the Investors and their affiliates, on the other hand, except that affiliated with JLF Asset Management, LLC and Bonanza Master Fund, Ltd. beneficially own more than 5% of Genius Common Stock.